 Exhibit 99.1
FIELD TRIP HEALTH LTD.
Annual Information Form (Amended)
For the Fiscal Year Ended March 31, 2021
Date: July 16, 2021
This Annual Information Form has been amended to correct minor errors found on pages 15, 21, 34, 37 and 39.

i

GENERAL
In this Annual Information Form (this “AIF”), unless otherwise noted or the context indicates otherwise, references to “Field Trip”, the “Company”, “we”, “us” and “our” refer to Field Trip Health Ltd. and its direct and indirect subsidiaries.
All financial information in this AIF is prepared in Canadian dollars and using International Financial Reporting Standards as issued by the International Accounting Standards Board. Unless otherwise noted herein, this AIF applies to the business activities and operations of the Company for the fiscal year ended March 31, 2021, as updated to June 24, 2021, unless otherwise indicated.
All dollar amounts in this AIF are expressed in Canadian dollars, except as otherwise indicated. References to US$ or “U.S. dollars” are to United States dollars.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This document includes “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws. All statements, other than statements of historical fact, made by Field Trip that address activities, events or developments that Field Trip expects or anticipates will or may occur in the future are forward-looking statements, including statements preceded by, followed by or that include words such as “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal”, or the negative of those words or other similar or comparable words. Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as at the date they are made and are based on information currently available and on management’s current expectations and assumptions concerning Field Trip’s future events, financial conditions, results of operations, plans, objectives, performance, business developments, objectives or milestones. Actual results and developments may differ materially from those contemplated by these statements. Forward-looking statements in this document include statements related to, the business and future activities of Field Trip, and developments related to, Field Trip after the date of this document, including but not limited to, statements relating to future business strategy, competitive strengths, goals, expansion and growth of Field Trip’s business, operations and plans, including potential new revenue streams, the completion of contemplated expansion by Field Trip, changes in laws or regulatory requirements, the market for Field Trip’s services, the impact of the COVID-19 pandemic, the business objectives of Field Trip and its research and development activities, the acceptance in the medical community of ketamine and other psychedelic substances as effective treatment for depression, post-traumatic stress disorder, addiction and other mental health conditions, the funds available to Field Trip and the use of such funds, the healthcare industry in Canada and the United States, the ability of Field Trip to operate the clinics, the development, patentability and viability of FT Discovery molecule FT-104, the ability of Field Trip to complete an investigational new drug application and obtain regulatory approvals, as required, prior to initiating any additional clinical trials for FT-104, the ability of Field Trip to meet eligibility requirements for clinical testing and through to more complex clinical trials, the ability of Field Trip to obtain regulatory approvals prior to each clinical trial and the ability of Field Trip to generate patient member growth. Forward-looking statements are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from that which are expressed or implied by such forward-looking statements. These risks and uncertainties include those related to: the ability of Field Trip to secure additional financing for current and future operations and capital projects, as needed; risks associated with the application to list its securities, if at all, on the NASDAQ; future issuances or actual or potential sales of securities; negative operating cash flow and going concern; discretion over the use of proceeds; unpredictability and volatility of the listed securities of Field Trip; speculative nature of an investment in the securities of Field Trip; limited operating history as a public company; a significant number of common shares of Field Trip (the “Common Shares”) are owned by a limited number of existing shareholders; the expected future losses of Field Trip and profitability; significant risks inherent in the nature of the health clinic industry; risks associated with failure to achieve its publicly announced milestones according to schedule, or at all; risks related to potential operations in Oregon and other jurisdictions that have passed or are considering measures to legalize psychedelics; risks associated with the regulation of psilocybin containing truffles and mushrooms in The Netherlands, Jamaica and elsewhere; reliance on drug developers; reliance on contract manufacturers; violations of laws and regulations; reliance on the capabilities and experience of its key executives and scientists; the possible engagement in misconduct or other improper activities by employees; the expansion of Field Trip’s business through acquisitions or collaborations; risk of product liability claims; risks related to third-party licenses; changes in patent law; litigation regarding patents, patent applications, and other proprietary rights; reliance on third parties; no assurance of an active or liquid market; public markets and share prices; additional issuances and dilution; the ability of Field Trip to secure additional financing for current and future operations and capital projects, as needed, which may not be available on acceptable terms, or at all; Field Trip’s dependence on management and key personnel; general economic, market and business conditions, early-stage industry growth rates, the risks associated with competition from other companies directly or indirectly engaged in Field Trip’s industry; negative results from clinical trials; foreign currency exchange rate fluctuations and its effects on Field Trip’s operations; the risks and costs associated with being a publicly traded company, the market demand for the Common Shares; the impact of the COVID-19 pandemic; non-compliance with laws; medical personnel operating out of Field Trip’s clinics; unfavourable publicity or consumer perception; patient acquisitions;

drug development risks; substantial risks of regulatory or political change; the ability to obtain necessary government permits and licences; ketamine as a pharmaceutical; non-referral of patients; negative cash flow from operating activities; management of growth; intellectual property; litigation; insurance coverage; Field Trip being a holding company; the industry being difficult to forecast; conflicts of interest; enforcement of legal rights; emerging market risks; enforcement of legal rights in foreign jurisdictions; inadequate internal controls over financial reporting; agriculture risks; violations of laws and regulations related to drug development; reliance on third parties for drug development; ability to produce commercial grade pharmaceuticals; clinical testing; regulatory approval process; cyber-attacks; reliance upon insurers and governments; and difficulty in enforcing judgments and effecting service of process on directors and officers. . Other risks and uncertainties not presently known to the Company or that the Company presently believe are not material could also cause actual results or events to differ materially from those expressed in the forward-looking statements contained herein.
There can be no assurance that such forward-looking information and statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such information and statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. The forward-looking information and statements contained herein are presented for the purposes of assisting readers in understanding Field Trip’s expected financial and operating performance and Field Trip’s plans and objectives and may not be appropriate for other purposes.
The forward-looking information and statements contained in this document represent Field Trip’s views as of the date of this document and forward-looking information and statements contained in the documents incorporated by reference herein represent Field Trip’s views as of the date of such documents, unless otherwise indicated in such documents. Field Trip anticipates that subsequent events and developments may cause its views to change. However, while Field Trip may elect to update such forward-looking information and statements at a future time, it has no current intention of doing so except to the extent required by applicable law.
For a more detailed discussion of risks and other factors, see Field Trip’s annual information form dated June 24, 2021 under the heading “Risk Factors”, or otherwise disclosed in the public filings made with applicable securities regulatory authorities and available under Field Trip’s SEDAR and EDGAR profiles.
Foreign Currency Information
The Company’s expenses are denominated in Canadian dollars and some of its operations are in the U.S., the Netherlands and Jamaica. The Company may be adversely affected by foreign currency fluctuations. A significant portion of its expenditures are in other currencies, and the Company is therefore subject to foreign currency fluctuations which may, from time to time, impact its financial position and results of operations.

MARKET AND INDUSTRY DATA
Unless otherwise indicated, the market and industry data contained or incorporated by reference in this AIF is based upon information from independent industry publications, market research, analyst reports and surveys and other publicly available sources. Although the Company believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any survey. The Company has not independently verified any of the data from third party sources referred to or incorporated by reference herein, and accordingly the accuracy and completeness of such data is not guaranteed.

GLOSSARY OF TERMS
In addition to terms defined elsewhere in this AIF, the following terms, when used in this AIF, will have the following meanings (unless otherwise indicated):
“ABCA” means the Business Corporations Act (Alberta), as from time to time amended or re-enacted, and includes any regulations made pursuant thereto.
“Agency Agreement” has the meaning set out in General Development of the Business — History of the Company.
“Agents” has the meaning set out in General Development of the Business — History of the Company.
“Agents’ Shares” has the meaning set out in General Development of the Business — History of the Company.
“Amalgamation Agreement” means the amalgamation agreement dated August 21, 2020 between Newton, Field Trip and Subco.
“Associate” has the meaning set out in Section 1(1) of the Securities Act (Ontario), RSO 1990, c. S.5.
“Atlanta Health Centre” has the meaning set out in General Development of the Business — History of the Company.
“Aurora” has the meaning set out in Directors and Executive Officers.
“Board” means the board of directors of Newton prior to the Transaction and the board of directors of the Company following the Transaction.
“CA Medical Board” has the meaning set out in Description of the Business — Principal Products and Services — Psychedelic Therapy Market.
“CBCA” means the Canada Business Corporations Act, as from time to time amended or re-enacted, and includes any regulations made pursuant thereto.
“CDSA” means the Controlled Drugs and Substances Act (Canada), as from time to time amended or re-enacted, and includes any regulations made pursuant thereto.
“cGMP” has the meaning set out in Risk Factors — Reliance on Third-Parties — Drug Development.
“Chicago Health Centre” has the meaning set out in General Development of the Business — History of the Company.
“CIPO” means Canadian Intellectual Property Office.
“CMC” has the meaning set out inDescription of the Business — Regulatory Oversight — Research and Development Operations.
“CMO” has the meaning set out in Risk Factors — Reliance on Third-Parties — Drug Development.
“CMO Agreement” has the meaning set out in Description of the Business — Regulatory Oversight — Research and Development Operations.
“Common Shares” means common shares in the capital of the Company.
“Company” or “Field Trip” means Field Trip Health Ltd., a company existing under the CBCA, being Newton after the completion of the Transaction, on a consolidated basis which carries on the business and operations of Field Trip, following the Transaction.
“Company Option” means the option to purchase Common Shares granted pursuant to the Company Option Plan.
“Company Option Plan” means Field Trip’s stock option plan, as adopted by the Company.
“Company Warrants” means warrants to purchase Common Shares.

“Compensation Warrants” has the meaning set out in General Development of the Business — History of the Company.
“Consultant Compensation Warrants” has the meaning set out in General Development of the Business — History of the Company.
“Continuance” has the meaning set out in Corporate Structure — Name, Address and Incorporation.
“CPOM” has the meaning set out inDescription of the Business — Regulatory Oversight — Operation of Field Trip Health Centres.
“CPSO” has the meaning set out in Risk Factors — Ketamine as a Pharmaceutical.
“CRO” has the meaning set out inDescription of the Business — Regulatory Oversight — Research and Development Operations.
“CRO Engagement” has the meaning set out in Description of the Business — Regulatory Oversight — Research and Development Operations.
“CSA” means the Controlled Substances Act (21 U.S.C. § 811), as from time to time amended or re-enacted, and includes any regulations made pursuant thereto.
“CSE” means the Canadian Securities Exchange.
“DEA” means US Drug Enforcement Agency.
“DEA License” has the meaning set out in Description of the Business — Regulatory Oversight — Operation of Field Trip Health Centres.
“DTC” has the meaning set out in General Development Of The Business — Events Subsequent to the Year-Ended March 31, 2021.
“Dutch Controlled Substances” has the meaning set out in Description of the Business — Regulatory Oversight — Operation of Field Trip Health Centres.
“EPO” means the European Patent Office.
“Escrow Agreement” has the meaning set out in Escrowed Securities and Securities Subject to Contractual Restriction on Transfer.
“Escrowed Securities” has the meaning set out in Escrowed Securities and Securities Subject to Contractual Restriction on Transfer.
“FDA” has the meaning set out in Description of the Business — Field Trip Health Centres.
“Field Trip” or “Company” means Field Trip Health Ltd., a company existing under the CBCA, being Newton after the completion of the Transaction, on a consolidated basis which carries on the business and operations of Field Trip, following the Transaction.
“Field Trip Health Centres” means collectively, the Toronto Health Centre, the New York Health Centre, the Chicago Health Centre, the Santa Monica Health Centre, the Atlanta Health Centre, the Houston Health Centre and, as the context requires, any other Field Trip Health Centres established in the future.
“Field Trip Options” means the issued and outstanding options of Field Trip exercisable for Field Trip Common Shares.
“Field Trip USA” means Field Trip Health USA Inc., a company existing under the laws of Delaware, incorporated via articles of incorporation on July 22, 2019 as amended on August 19, 2020, a wholly owned subsidiary of Field Trip prior to the Transaction and an indirect wholly-owned subsidiary of the Company following the Transaction.
“Founders” has the meaning set out in Escrowed Securities and Securities Subject to Contractual Restriction on Transfer.

“FT Discovery” has the meaning set out in General Development of the Business — History of the Company.
“FTP” means Field Trip Psychedelics Inc., prior to giving effect to the Transaction, a company existing under the CBCA via articles of incorporation dated April 2, 2019 as amended on October 10, 2019, January 17, 2020 and January 28, 2020, and, where applicable, each subsidiary thereof.
“FTP Class B Shares” means Class B shares in the capital of Field Trip.
“FTP Common Shares” means Class A shares in the capital of Field Trip.
“FT Private Placement” has the meaning set out in General Development of the Business — History of the Company.
“FT-104” has the meaning set out in General Development of the Business — History of the Company.
“FT-104 Agreements” has the meaning set out in General Development of the Business — Regulatory Oversight — Research and Development Operations.
“GLP” has the meaning set out in Risk Factors — Reliance on Third-Parties — Drug Development.
“HC” means Health Canada.
“HHP” means the Heroic Hearts Project, an international non-profit organization that connects military veterans struggling with mental trauma to psychedelic therapies.
“HPFB” has the meaning set out in Description of the Business — Regulatory Oversight — Pharmaceutical Development and Approval Requirements — Canada.
“Houston Health Centre” has the meaning set out in General Development Of The Business — Events Subsequent to the Year-Ended March 31, 2021.
“IAPP” has the meaning set out in Directors and Executive Officers.
“IDFPR” has the meaning set out in Description of the Business — Principal Products and Services — Psychedelic Therapy Market.
“IND” has the meaning set out in Risk Factors — Clinical Testing.
“Insider” when used in relation to an Company, means: (a) a directors or senior officer of the Company, (b) a director or senior officer of a company that is an Insider or subsidiary of the Company, (c) a person that beneficially owns or controls, directly or indirectly, voting shares carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company, and (d) the Company itself if it holds any of its own securities.
“ISO” has the meaning set out in General Development of the Business — History of the Company.
“Jamaica Drug Act” means Jamaica’s Dangerous Drugs Act, 1948, as from time to time amended or re-enacted, and includes any regulations made pursuant thereto.
“Jamaica Facility” has the meaning set out in General Development of the Business — History of the Company.
“Jamaica SPA” has the meaning set out in General Development of the Business — History of the Company.
“January BD Offering” has the meaning set out in General Development of the Business — History of the Company.
“January Compensation Warrants” has the meaning set out in General Development of the Business — History of the Company.
“January Underwriters” has the meaning set out in General Development of the Business — History of the Company.
“January Underwriting Agreement” has the meaning set out in General Development of the Business — History of the Company.

“JMH” means the Jamaica Ministry of Health.
“Ketamine-Enhanced Psychotherapy” or “KEP” means a clinic-based treatment that combines the administration of ketamine with psychotherapy sessions. These sessions are conducted with medical and psychological support and may include therapy-enhancing tools such as music.
“Listing Date” means the date of listing of the Common Shares on the CSE, being October 6, 2020.
“Listing Statement” means the CSE Form 2A Listing Statement dated October 1, 2020, as filed on SEDAR October 5, 2020, which has been filed as required in accordance with the policies of the CSE.
“March BD Offering” has the meaning set out in General Development of the Business — History of the Company.
“March Compensation Warrants” has the meaning set out in General Development of the Business — History of the Company.
“March Underwriters” has the meaning set out in General Development of the Business — History of the Company.
“March Underwriting Agreement” has the meaning set out in General Development of the Business — History of the Company.
“Milestone Shares” has the meaning set out in General Development of the Business — History of the Company.
“mg/kg” A milligram per kilogram of the body weight of the subject person.
“MMCC” has the meaning set out in Directors and Executive Officers.
“MSA” has the meaning set out in Description of the Business — Field Trip Health Centres.
“NCA” has the meaning set out inDescription of the Business — Regulatory Oversight — Research and Development Operations.
“NDA” has the meaning set out in Description of the Business — Regulatory Oversight — Pharmaceutical Development and Approval Requirements — United States.
“NDS” has the meaning set out in Description of the Business — Regulatory Oversight — Pharmaceutical Development and Approval Requirements — Canada.
“New York Health Centre” has the meaning set out in General Development of the Business — History of the Company.
“Newton” means Newton Energy Corporation, as a company existing, prior to the Transaction, under the ABCA via articles of amalgamation dated September 30, 2008, as amended on September 30, 2020 in connection with the Transaction.
“Newton Common Shares” means common shares in the capital of Newton prior to the Transaction.
“NY Medical Board” has the meaning set out in Description of the Business — Psychedelic Therapy Market.
“NYCRR” has the meaning set out in Description of the Business — Psychedelic Therapy Market.
“NYEL” has the meaning set out in Description of the Business — Psychedelic Therapy Market.
“NYOP” has the meaning set out in Description of the Business — Psychedelic Therapy Market.
“Odyssey” means Odyssey Trust Company.
“Odyssey Escrowed Securities” has the meaning set out in Escrowed Securities and Securities Subject to Contractual Restriction on Transfer.
“OHIP” has the meaning set out in Description of the Business.

“OHPIP” has the meaning set out in Risk Factors — Ketamine as a Pharmaceutical.
“Opium Act” has the meaning set out in Description of the Business — Regulatory Oversight — Operation of Field Trip Health Centres.
“OTCQX” has the meaning set out in General Development of the Business — History of the Company.
“Patient Portal” has the meaning set out in Description of the Business — Principal Products and Services.
“PC” has the meaning set out in Description of the Business — Compliance Program.
“PC Centres” has the meaning set out in General Development of the Business — History of the Company.
“PC Committee” has the meaning set out in General Development of the Business — History of the Company.
“PC Health Centres” has the meaning set out in General Development of the Business — History of the Company.
“PCT” has the meaning set out in Description of the Business — Research and Development — Patent Cooperation Treaty.
“person” means a company, a partnership, a trust or individual.
“Preferred Shares” means preferred shares in the capital of the Company.
“Psilocybin Research” has the meaning set out in General Development of the Business — History of the Company.
“PTSD” means post-traumatic stress disorder, as defined in Diagnostic and Statistical Manual of Mental Disorders, Fifth Edition.
“Research Agreement” has the meaning set out in General Development of the Business — History of the Company.
“Reverse Takeover” has the meaning set out in National Instrument 51-102 — Continuous Disclosure Obligations of the Canadian Securities Administrators.
“Santa Monica Health Centre” has the meaning set out in General Development of the Business — History of the Company.
“SAP” has the meaning set out inDescription of the Business — Regulatory Oversight — Operation of Field Trip Health Centres.
“September Offering” has the meaning set out in General Development of the Business — History of the Company.
“Subco” means Newton Energy Subco Limited, a company existing under the CBCA, as incorporated on July 24, 2020 solely for the purpose of completing the Transaction, and is a wholly-owned subsidiary of Newton prior to the Transaction.
“Toronto Health Centre” has the meaning set out in General Development of the Business — History of the Company.
“Transaction” has the meaning set out in Corporate Structure — Name, Address and Incorporation.
“Trip App” has the meaning set out in General Development of the Business — History of the Company.
“TPD” has the meaning set out in Description of the Business — Regulatory Oversight — Pharmaceutical Development and Approval Requirements — Canada.
“TSX” has the Toronto Stock Exchange.
“TSXV” means the TSX Venture Exchange Inc.

“Units” has the meaning set out in General Development of the Business — History of the Company.
“USPTO” means the United States Patent and Trademark Office.
“UWI” has the meaning set out in General Development of the Business — History of the Company.
“Warrant Indenture” means the warrant indenture, dated January 5, 2021, between the Company and Computershare Trust Company of Canada governing the terms and conditions of the Warrants issued under the January BD Offering.
“Warrant Share” has the meaning set out in General Development of the Business — History of the Company.
“Warrants” has the meaning set out in General Development of the Business — History of the Company.
“WIPO” means the World Intellectual Property Organization.

CORPORATE STRUCTURE
Name, Address and Incorporation
The Company was formed on September 30, 2008, pursuant to an amalgamation under the ABCA and adopted the name “Newton Energy Corporation”. On September 30, 2020, in connection with the Transaction, the Company filed articles of amendment to: (i) consolidate its outstanding Common Shares on an eight (8) old for one (1) new basis; and (ii) change its name from Newton Energy Corporation to “Field Trip Health Ltd.”
On October 1, 2020: (i) the Company and FTP completed a series of transactions resulting in a reorganization of FTP and the Company and pursuant to which the Company became the direct parent and sole shareholder of FTP; (ii) the Company changed its year end from December 31 to March 31; and (iii) the Company was continued under the CBCA by Certificate and Articles of Continuance (the “Continuance”) ((i) — (iii) collectively referred to as the “Transaction”).
In connection with the Continuance, the Company adopted new by-laws which included an advance notice provision, which stipulates the requirement to provide advance notice to the Company in circumstances where nominations of persons for election to the Board are made by the Company shareholders other than pursuant to: (i) a requisition of a meeting made pursuant to the provisions of the CBCA; or (ii) a shareholder proposal made pursuant to the provisions of the CBCA. Company shareholders approved and ratified the advance notice provision on September 23, 2020.
The Transaction constituted a reverse takeover of the Company by FTP under applicable securities laws. FTP became a wholly-owned subsidiary of the Company and the business of FTP became the business of the Company.
The Common Shares were listed on the NEX board of the TSXV until September 30, 2020, when they were delisted from the TSXV in connection with the completion of the Transaction. The Common Shares commenced trading on the CSE on October 6, 2020, under the symbol “FTRP”. The Warrants commenced trading on the CSE on January 5, 2021, under the symbol “FTRP.WT”. On June 7, 2021, the Common Shares and the Warrants were delisted from the CSE and commenced trading on the TSX.
The Company’s registered office and head office is located at 30 Duncan Street, Suite 401, Toronto, ON M5V 2C3.
Intercorporate Relationships
The following table describes the subsidiaries of the Company, their place of incorporation, continuance or formation, and the percentage of the outstanding voting securities of each subsidiary that are beneficially owned, controlled or directed by the Company:

GENERAL DEVELOPMENT OF THE BUSINESS
History of the Company
On August 20, 2019, Field Trip entered into a letter of intent with the University of West Indies at Mona, Jamaica (“UWI”), to establish and operate a clinical laboratory and research facility (the “Jamaica Facility”) within the UWI premises in order to conduct research and development related to the cultivation of, as well as the identification and isolation of new substances contained in, psilocybin mushrooms, botanicals and other related fungi (the “Psilocybin Research”). The Psilocybin Research is not in contravention of local laws in Jamaica and the Company has received a legal opinion from local counsel confirming the same with respect to the Psilocybin Research. In addition, the Minister of Health & Wellness of Jamaica has delivered a letter to the Company stating his support for the Company’s operations in Jamaica. We reiterate that the Company’s activity in relation to the research and cultivation of psilocybin mushrooms, botanicals and other related fungi is limited to the jurisdiction of Jamaica and the Company does not deal with psychedelic substances except within laboratory and clinical trial settings conducted within approved regulatory frameworks in order to identify and develop treatments for medical conditions and does not have any direct or indirect involvement with illegal selling, production or distribution of any substances in jurisdictions in which it operates. Psilocybin is currently a Schedule III drug under the CDSA and it is a criminal offence to possess substances under the CDSA without a prescription. Health Canada has not approved psilocybin as a drug for any indication.
On October 3, 2019, Field Trip filed a provisional patent with the USPTO (Appl 62,909,931; October 3, 2019) relating to certain hallucinogenic compositions. No further scientific data has been generated to support the invention. Field Trip has decided that the examples and content are likely insufficient to gain patent approval, but the nature of the invention warrants further investigation. Field Trip has decided to allow the current filing to lapse and may choose to refile at some time in the future when additional information and data support is available.
On November 28, 2019, Field Trip entered into a lease agreement for its first Ketamine-Enhanced Psychotherapy, psychedelic-enhanced psychotherapy, and psychedelic-integration psychotherapy health centre in Toronto, Ontario (the “Toronto Health Centre”). On March 4, 2020, Field Trip opened the Toronto Health Centre and began conducting initial consultations with patients who were interested in ketamine as a treatment for depression symptoms.
On February 14, 2020, Field Trip entered into a lease agreement for its Ketamine-Enhanced Psychotherapy, psychedelic-enhanced psychotherapy, and psychedelic-integration psychotherapy health centre in New York, New York (the “New York Health Centre”). In August 2020, Field Trip opened the New York Health Centre and began conducting initial consultations with patients who were interested in ketamine as a treatment for depression symptoms.
On April 6, 2020, Field Trip entered into the definitive research agreement with UWI (the “Research Agreement”), whereby Field Trip agreed to lease property from UWI on which to construct the Jamaica Facility, where it will carry out the Psilocybin Research, and engaged UWI to assist Field Trip in the Psilocybin Research. Under the Research Agreement, Field Trip agreed to contribute up to US$1,000,000 for initial capital for the Jamaica Facility and Psilocybin Research and a total of US$100,000 to fund student development initiatives at UWI over a 36-month period. UWI has agreed to provide personnel selected by Field Trip to assist it in the Psilocybin Research and Field Trip shall be responsible for the costs of labour, laboratory supplies, technical assistance and other charges directly related to the Psilocybin Research provided by UWI, plus 15%. All equipment, machinery, data and other property purchased by Field Trip, and all intellectual property and discoveries developed through the Psilocybin Research, remain the sole and exclusive property of Field Trip. In the event that Field Trip develops and commercializes the intellectual property developed at the Jamaica Facility, UWI shall receive a royalty of 2% of the net sales from any products developed utilizing such intellectual property. In connection with entering into the Research Agreement, Field Trip launched a new research and drug development business segment, entitled Field Trip Discovery (“FT Discovery”). FT Discovery is an umbrella term used by the Company to divide its personnel between those involved with the clinical operations of the Company’s business and those involved in the research and development operations of the Company’s business. The term “Field Trip Discovery” will also be used as a marketing and branding tool to support the Company’s research and development operations. The Company has applied for a trademark in Canada for the term “Field Trip Discovery”.

FT Discovery is also developing a molecule called FT-104 (“FT-104”). Field Trip believes that FT-104 is unique and patentable in Canada and the United States and has received advice from counsel in Canada confirming such belief. Field Trip filed a provisional patent with the USPTO (Appl 63,045,901; June 30, 2020) with claims that include FT-104 structures and uses. Experimental evidence has been achieved and continues to be a focus of efforts in order to further support the concepts within the invention.
On June 2, 2020, Field Trip entered into a share purchase agreement with Darwin, Inc. (the “Jamaica SPA”), whereby Field Trip agreed to acquire the remaining 22.22% interest in its subsidiary Field Trip Natural Products Limited that it did not already own in exchange for the issuance of 1,200,000 Common Shares, issuable on the achievement of certain milestones (the “Milestone Shares”). Upon execution of the Jamaica SPA, Field Trip acquired 100% ownership of FTNP. The Milestone Shares are issuable as follows: (i) 600,000 Milestone Shares upon commencing research under the Research Agreement at the Jamaica Facility, which occurred on September 21, 2020; (ii) 150,000 Milestone Shares on June 3, 2021; and (iii) 450,000 Milestone Shares issuable on a prorated quarterly basis over 36 months, commencing on the first calendar quarter following June 3, 2021; provided in each case that the lease for the Jamaica Facility and the Research Agreement have not been terminated.
On June 5, 2020 Field Trip entered into a lease agreement for its Ketamine-Enhanced Psychotherapy, psychedelic-enhanced psychotherapy, and psychedelic-integration psychotherapy health centre in Santa Monica, California (the “Santa Monica Health Centre”). In September 2020, Field Trip opened the Santa Monic Health Centre and began conducting initial consultations with patients who were interested in ketamine as a treatment for depression symptoms.
On July 21, 2020 Field Trip entered into lease agreement for an additional health centre to be developed in Chicago, Illinois (the “Chicago Health Centre”). Construction of the Chicago Health Centre was completed in October 2020 and the Chicago Health Centre became operational in December 2020.
On August 14, 2020, Field Trip completed a brokered private placement offering of 5,516,724 FTP Common Shares at a price per FTP Common Share of $2.00, for aggregate gross proceeds of $11,033,448 (the “FT Private Placement”). The FT Private Placement was completed pursuant to an agency agreement (the “Agency Agreement”) among Field Trip and the agents in the FT Private Placement (the “Agents”). The net proceeds of the FT Private Placement will be used for funding of the FT Discovery drug discovery & development program, to develop the Field Trip Health Centres, marketing, to fund research & development at the Jamaica Facility, for technology and innovation, and for general working capital purposes. In connection with the closing of the FT Private Placement, the compensation payable to the Agents included the issuance of: (i) an aggregate of 299,753 warrants (the “Compensation Warrants”), each of which is exercisable into one FTP Common Share at an exercise price of $2.00 per FTP Common Share until August 14, 2022; and (ii) an aggregate of 55,167 FTP Common Shares (the “Agents’ Shares”) at a deemed price of $2.00 per FTP Common Share.
On September 2, 2020, Field Trip released its custom designed mobile software application on both iOS and Android devices (the “Trip App”). The Trip App is designed to provide users with a framework and tools for self-directed consciousness-expanding activities. The Trip App features mood tracking, personalized music, trip record keeping, guided journaling, voice recording, and mindfulness content.
On September 21, 2020, Field Trip completed a follow on financing on the same terms as the FT Private Placement (the “September Offering”). In connection with the September Offering, Field Trip issued an aggregate of 816,932 FTP Common Shares a price per FTP Common Share of $2.00 for aggregate gross proceeds of $1,633,864.
In October 2020, the Company substantially completed construction of the Jamaica Facility and the Jamaica Facility was fully operational by February 9, 2021. The Jamaica Facility is also used to train local personnel who are anticipated to become full time employees at Field Trip upon completion of their doctoral degrees.
On October 6, 2020 and in conjunction with the closing of the Transaction, the Company amended the Company Option Plan. See “Description of Capital Structure”.

On October 8, 2020, the Company announced the addition of Andrew Weil, M.D., a leader and pioneer in the field of integrative medicine, to its medical advisory board. In this role, Dr. Weil will provide the Company with medical advice and expertise on healing-oriented approaches to healthcare, as well as guidance on extending the influence and reach of psychedelic therapies. Dr. Weil is a Harvard-educated physician with expertise in practicing natural and preventive medicine. Dr. Weil is the founder and director of the Andrew Weil Center for Integrative Medicine at the University of Arizona, where he also holds the Lovell-Jones Endowed Chair in Integrative Rheumatology, and is Clinical Professor of Medicine and Professor of Public Health.
On October 14, 2020, the Company announced its entry into a strategic relationship with Heroic Hearts Project (“HHP”), an international non-profit organization that connects military veterans struggling with mental trauma to psychedelic therapies, to increase access to, and awareness of, psychedelic therapies for veterans suffering from mental health disorders such as Post-Traumatic Stress Disorder (“PTSD”). Under the terms of the relationship, and in accordance with the foundation’s mission, HHP will be conducting active outreach and education programs for military veterans about the therapeutic potential of KEP. The Company has developed a unique “KEP+” trauma-focused treatment pathway tailored to veterans and frontline workers, and intends to assist military veterans in applying for insurance and reimbursement options to make the treatment available at little to no cost.
On October 15, 2020, the Company established a Professional Corporation Advisory Committee (the “PC Committee”). The primary mandate of the PC Committee is to (a) provide strategic advice with respect to the structure of certain Field Trip Health Centres as professional corporations (“PC Health Centres”) and the protocols for operations of the PC Health Centres established by the Company, (b) initiate, monitor and report on implementation of the Company’s policies within the PC Health Centres, and (c) periodic review and advice concerning performance of the respective PC Health Centre. The PC Committee must be comprised of a minimum of three physicians, psychologists or psychotherapists of who own a professional corporation or other corporate vehicle which operates a Field Trip Health Centre. The current members of the PC Committee include Dr. Ben Medrano, Dr. Randy Scharlach, Dr. Kiran Chekka and Dr. Michael Muench, who operate PC Health Centres and Dr. Ryan Yermus, the Chief Clinical Officer of the Company.
On October 29, 2020, the Company announced further results of the development of FT-104. The experiments indicated that: (i) FT-104 is a near equipotent 5HT2A receptor agonist to psilocybin that can be delivered with high bioavailability; and (ii) FT-104 will likely produce a reliably short-duration of psychedelic experience in the range of two to four hours, which is approximately half the duration of psilocybin. While these results are encouraging, there is no guarantee or assurances that such results will be replicated at the clinical stage of development or that FT-104 will be developed into a viable pharmaceutical.
In October 2020, the Company launched its proprietary digital “Portal”, along with an updated version of the Trip App. The user base of the Trip App grew by 144% from the second fiscal quarter.
On November 3, 2020, an additional provisional patent (Appl 63,109,095) was filed with the USPTO, wherein certain provisional examples were updated with real examples and new information relating to pharmacology and pharmacokinetics of FT-104.
On November 5, 2020, in response to the passage of Measure 109 in Oregon on November 3, 2020, the Company announced that it is in advanced stages of identifying potential sites to establish a clinic to treat patients in the State of Oregon with psilocybin therapies. The Company intends to seek licenses for cultivation of psilocybin-producing mushrooms in the State of Oregon when the regulations created under Measure 109 are established.
On November 18, 2020, the Company announced that it had entered into a lease and plans to open a Field Trip Health Centre in Amsterdam, Netherlands, located at Piet Heinkade 55, overlooking the IJhaven River. The 665 sq. m. (7,158 sq. ft.) location will be the first health centre focused on therapeutic use of psychedelics using legal psilocybin truffles. The Company has started accepting people interested in participating in its programs, with the Netherlands location expected to treat first patients in July 2021.
On November 19, 2020, the Company announced a partnership whereby the Company will be using WHOOP Strap 3.0, a wearable fitness tracker made by WHOOP Inc., to measure the biometric effects of the Company’s psychedelic therapies. The Company plans to conduct an observational study to assess whether the Company’s ketamine assisted therapies translate into improvements in physical health through a variety of biometric measures collected via WHOOP Strap 3.0, including heart rate variability (HRV), resting heart rate, and overall sleep quality. The Company procured WHOOP products and access to additional data insights via a research partnership and enterprise program. The initial focus of the study will be on military veterans who seek ketamine-assisted therapies through the Company’s “Basecamp” program, a treatment program designed specifically for military veterans and people in high-intensity professions, such as front-line medical workers, police and firefighters.
On January 5, 2021, the Company announced that it closed its previously announced bought deal short form prospectus offering, including the exercise in full of the underwriters’ over-allotment option (the “January BD Offering”). The January BD Offering was completed pursuant to an underwriting agreement (the “January Underwriting Agreement”) among Field Trip and the underwriters in the January BD Offering (the “January Underwriters”). In connection with the January BD Offering, the Company issued 4,448,200 units (the “Units”), with each Unit being comprised of one Common Share and one-half of one Common Share purchase warrant (the “Warrants”) at a price of $4.50 per Unit, for aggregate gross proceeds of $20,016,900. In connection with the January BD Offering, the Company issued to the January Underwriters an aggregate of 169,565 warrants (the “January Compensation Warrants”). Each January Compensation Warrant is exercisable to purchase one Common Share (a “Warrant Share”) at a price of $4.50 per Warrant Share, subject to customary adjustment, for a period of twenty-four (24) months following the closing of the January BD Offering. Each Warrant entitles the holder thereof to acquire (subject to adjustment and acceleration in certain circumstances) one Common Share at an exercise price of $5.60 per Common Share until the date that is eighteen (18) months following the closing date of the the January BD Offering. The Warrants are governed by the terms and conditions of the Warrant Indenture. See “Description of Capital Structure” for additional information on the Warrants and the Warrant Indenture.
On January 7, 2021, the Company announced that, subject to the completion of a final site inspection, it had been selected as a trial location for a study sponsored by MAPS Public Benefit Corporation on the safety, feasibility and preliminary outcomes of MDMA-assisted therapy to treat eating disorders, including anorexia nervosa.
On January 26, 2021, the Company announced the opening of its fifth location in the city of Atlanta, Georgia and located in the Glenwood Park neighborhood (the “Atlanta Health Centre”). The Atlanta Health Centre utilizes Field Trip’s step-by-step, integrated treatment programs, in which patients are medically supervised and utilize ketamine (a legal, dissociative psychedelic molecule) in conjunction with psychotherapy, mindfulness, and self-care in a comfortable, spa-like environment to support those struggling with depression and other mental health challenges.
On January 28, 2021, the Company announced that the Common Shares had been approved for and commenced trading on the OTCQX® Best Market (“OTCQX”) under the symbol FTRPF. The OTCQX Best Market is for established, investor-focused, U.S. and international companies. To qualify for the OTCQX market, companies must meet high financial standards, follow best practice corporate governance, demonstrate compliance with U.S. securities laws, be current in their disclosure and have a professional third-party sponsor.
On February 9, 2021, the Company announced the official opening of the Jamaica Facility. The Jamaica Facility is the world’s first legal research and cultivation facility dedicated exclusively to psilocybin-producing mushrooms and other plant-based psychedelics. The work at the Jamaica Facility will leverage the research and development efforts that have been conducted by Field Trip at a temporary facility at UWI since January 2020, and will include genetics, breeding and cultivation studies on many of the more than 180 recorded species of psilocybin-producing mushrooms; and developing analytical methods for quality control, identification of novel molecules, as well as extractions and formulations for drug development purposes. Research at the Jamaica Facility will be led by Dr. Rupika Delgoda, Professor of Biochemical Pharmacology & Pharmacognosy and Director of the Natural Products Institute at UWI, who holds a Doctor of Philosophy from Oxford University (UK) in Pharmacology.
On March 17, 2021, the Company announced that it closed its previously announced bought deal short form prospectus offering, including the exercise in full of the underwriters’ over-allotment option (the “March BD Offering”). The March BD Offering was completed pursuant to an underwriting agreement (the “March

Underwriting Agreement”) among Field Trip and the underwriters in the March BD Offering (the “March Underwriters”). In connection with the March BD Offering, the Company issued 14,661,499 Common Shares in the capital of the Company at a price of $6.50 per Common Share, for aggregate gross proceeds of approximately $95 Million. In connection with the March BD Offering, the Company issued the underwriters an aggregate of 763,303 warrants (the “March Compensation Warrants”). Each March Compensation Warrant is exercisable to purchase one Common Share at a price of $6.50 per Common Share, subject to customary adjustment, until March 17, 2023. An additional 104,000 warrants to purchase Common Shares were issued to a consultant on the same terms as the March Compensation Warrants (the “Consultant Compensation Warrants”).
Events Subsequent to the Year-Ended March 31, 2021
On May 4, 2021, the Company announced the opening of its sixth location in the city of Houston, Texas and located in the River Oaks District (the “Houston Health Centre”). and that it has entered into leases and has commenced, or will soon commence construction to build, additional Field Trip Health Centres in San Diego, California, San Carlos, California, Seattle, Washington, Washington, DC and Fredericton, New Brunswick.
On May 6, 2021, the Company announced that it had received eligibility for the electronic clearing and settlement of its Common Shares through The Depositary Trust Company in the United States (“DTC”). This electronic method of clearing securities speeds up the receipt of stock and cash and thus accelerates the settlement process for investors and brokers, enabling the stock to be traded over a wider selection of brokerage firms.
On May 20, 2021, the Company announced the appointment of former U.S. Senate Majority Leader Tom Daschle as a Special Adviser to the Company. Senator Daschle is one of the longest serving Senate Democratic leaders in history and one of only two to serve twice as both Majority and Minority Leader. Senator Daschle is also the Founder and CEO of the Daschle Group, a Public Policy Advisory of Baker Donelson and a legal and government affairs firm that advises clients on a broad array of economic, policy and political issues.
On May 27, 2021, the Company announced that it had received conditional approval to list its common shares and warrants on the TSX.
On June 7, 2021, the Common Shares and Warrants were delisted from the CSE and commenced trading on the TSX under the trading symbol “FTRP” and “FTRP-WT”, respectively. The Common Shares continue to trade on the OTCQX market under the symbol “FTRPF”. In conjunction with its TSX listing, the Company announced that it has appointed Barry Fishman and Ellen Lubman to the Board. Mr. Fishman is an accomplished business leader and board director with proven success in strategy development, performance enhancement and public company governance, with an expansive global network and deep pharmaceutical knowledge. Ms. Lubman brings nearly 20 years of experience in corporate and business development, portfolio strategic planning, financial strategy and investor relations through leadership roles in small biotech and large pharma, starting her career as a Wall Street equity research analyst.
On June 8, 2021 Field Trip announced that it has applied to list the Common Shares on the NASDAQ Stock Market (“NASDAQ”). On their listing on NASDAQ, the Common Shares will cease to be quoted on the OTCQX.
On June 22, 2021, Field Trip issued 125,000 Milestone Shares to Darwin, Inc. Under the Jamaica SPA in accordance with its previously disclosed obligations thereunder,

DESCRIPTION OF THE BUSINESS
Field Trip Health Centres
The Company’s business is premised on a growing body of research that psychedelics can be a new way to treat a myriad of mental health conditions, including depression and addiction. Through the Company’s currently operational Field Trip Health Centres and its contemplated expansion of Field Trip Health Centre locations in other jurisdictions, including San Diego, California, San Carlos, California, Seattle, Washington, Washington, DC, Austin, Texas, Arizona, Vancouver, British Columbia, Fredericton, New Brunswick, and Amsterdam, Netherlands, the Company seeks to create a global brand of trusted health centres for Ketamine-Enhanced Psychotherapy, psychedelic-enhanced psychotherapy and psychedelic-integration psychotherapy, utilizing the Company’s custom protocol while under the supervision of medical professionals and enabling patients to more effectively and affordably address depression, anxiety, addiction and other conditions.
Currently, and in accordance with applicable laws, ketamine is the only substance used by patients of the Field Trip Health Centres who have a valid prescription for such medication prescribed by the appropriate medical professional in the jurisdiction where the Field Trip Health Centres operate. Ketamine-Enhanced Psychotherapy is conducted at lower doses of ketamine than what is used in anaesthesia and in a safe setting alongside psychotherapy.
The Company believes that some corporations may reduce their space requirements as a consequence of permitting employees to work-from-home and, as such, the Company may be able to lease and build clinical space at favourable rates. Further, as an alternative to building new Field Trip Health Centres, the Company may acquire or enter into service relationships with existing clinics that deliver mental health services. The establishment of additional Field Trip Health Centres or the establishment of service relationships will be funded by either available funds or debt or equity financings, based on the capital needs and requirements of the Company at the time of the acquisition. Details regarding the current expansion plans of the Company are discussed in Significant Events or Milestones below.
The Company notes that the Field Trip Health Centres continue to experience direct and indirect consequences of the COVID-19 pandemic on operations, including construction delays that may impact the timing of our clinic openings and potential reluctance of people to attend in-person ketamine dosing sessions and group therapy sessions at our clinics. See Significant Events or Milestones below, for additional details on the Company’s expansion strategy.
At the Toronto Health Centre medical professionals work on contract and receive remuneration via their billings for patient visits from the Ontario Health Insurance Plan (“OHIP”). Field Trip receives 100% of the private pay services offered at the Toronto Health Centre, which include exploratory therapy, Ketamine-Enhanced Psychotherapy and integration therapy.
The Field Trip Health Centres located in the United States are PC Health Centres which have entered into a master services agreement (“MSA”) with the Company. When these PC Health Centres provide professional services to patients, the Company, as administrator, perform billing and collection services on behalf of the PC Health Centres, and the PC Health Centres receive the fees for the services provided. In return for these professional clinical, management, operational and administrative services, the Company receives fees from the PC Health Centres that represent fair value. Each PC Health Centre is owned and operated by a licensed medical professional in the applicable jurisdiction.
At the Toronto Health Centre, when a patient receives a prescription for ketamine, the patient sources and obtains the medicine from a pharmacy that can prepare the prescription in lozenge form. The medication is then used under the supervision of medical staff. At Field Trip Health Centres in the United States, where medically appropriate, ketamine is prescribed to patients and administered via intramuscular injection under the supervision of medical staff. The ketamine is sourced from a licensed medical supplier.
The Company also intends to seek merger and acquisition opportunities where possible, in order to accelerate its business expansion plans and drive value.

Details of the open Field Trip Health Centres are as follows:
Location	Size (Sq Foot)	Number of Treatment Rooms
Toronto, Ontario	4,000	6
New York, NY	4,500	7
Santa Monica, CA	5,200	6
Chicago, IL	4,145	6
Atlanta, GA	4,456	7
Houston, TX	4,600	6
Amsterdam, NL	7,158	6
Depression is the leading cause of disability worldwide.(1) According to Statistics Canada’s 2012 Canadian Community Health Survey on Mental Health, 4.7% of the Canadian population aged 15 years and over reported experiencing major depression over the previous 12 months. In the United States, recent estimates show 16 million adults had an episode of major depression in the course of a year.(2) The COVID-19 pandemic has resulted in an estimated three-fold increase in the incidence of depression in the US.
Ketamine is a dissociative psychedelic that has unique effects on the body and mind. It has a high safety profile and has been legally used as an anesthetic since the 1970s. A series of studies in the early 2000s showed ketamine’s effectiveness as an antidepressant, and it is now used in Canada as a doctor-prescribed, off-label treatment for mental health conditions. While the use of sublingual lozenges of ketamine to treat depression and other mental health concerns is considered “off-label”, the use of ketamine is legal under medical supervision. In March 2020, the United States Food and Drug Administration (the “FDA”) approved a ketamine-based treatment for depression.(3) Ketamine-based treatment is a new approach for treating depression, a condition the World Health Organization has labeled the leading cause of disability worldwide(4), and represents the first approval for a genuinely new type of psychiatric drug for any condition to be brought to market in more than 30 years.(5)
In 2000, researchers found that ketamine had strong, fast-acting and lasting effects on depression. In a randomized, placebo-controlled, crossover design study, patients with depression received 0.5 mg/kg of ketamine or saline on the first day of testing. Treatments were switched one week later. Researchers found that the antidepressant effects of ketamine began within 4 hours, peaked at 72 hours, and lasted for 1 to 2 weeks thereafter. In a 2006 study, this finding was replicated in an independent group of 18 patients with major depressive disorder who were resistant to other treatments. Compared with participants who received a placebo, those who received ketamine showed significant improvement in symptoms within 110 minutes, with 35% maintaining significant response for at least 1 week.(6) In subsequent years, results from a number of placebo-controlled studies revealed that ketamine is largely effective in treatment of bipolar disorder and treatment-resistant major depressive disorder, and produces antisuicidal and anti-anhedonic effects in mood disorders.(7) See also, Research and Development below.

(1)
World Health Organization, Depression — Fact Sheet, January 30, 2020 (available at https://www.who.int/news-room/fact-sheets/detail/depression).

(2)
National Institute of Mental Health, Mental Health Information > Statistics >Major Depression Last Updated: February 2019 (available at https://www.nimh.nih.gov/health/statistics/major-depression.shtml).

(3)
FDA News Release: FDA approves new nasal spray medication for treatment-resistant depression; available only at a certified doctor’s office or clinic, March 5, 2019 (available at https://www.fda.gov/news-events/press-announcements/fda-approves-new-nasal-spray-medication-treatment-resistant-depression-available-only-certified).

(4)
Depression — Fact Sheet, supra note 1.

(5)
Makin, Simon. Behind the Buzz: How Ketamine Changes the Depressed Patient’s Brain. Scientific American, April 12, 2019, (available at www.scientificamerican.com/article/behind-the-buzz-how-ketamine-changes-the-depressed-patients-brain/.

(6)
Zarate CA Jr, Singh JB, Carlson PJ, et al. A randomized trial of an N-methyl-D-aspartate antagonist in treatment-resistant major depression. Arch Gen Psychiatry.2006;63(8):856-64

(7)
Ketamine and Future Depression Treatments. Psychiatry Advisor, October 16, 2019, (available at www.psychiatryadvisor.com/home/depression-advisor/ketamine-and-future-depression-treatments/.

Efforts to legalize psychedelic substances for medical use are underway in both Canada and the United States. Clinical trials are underway evaluating psilocybin, MDMA and other psychedelic substances for the treatment of a myriad of conditions such as obsessive-compulsive disorder, post-traumatic stress disorder, opioid addiction, alcoholism, eating disorders, depression, anxiety and obesity. Once completed, it is anticipated that federal regulatory bodies such as Health Canada and the FDA in the United States will be asked to approve these substances. In August 2020, Canada’s Minister of Health granted four individuals the right to use psilocybin therapy to treat end-of-life distress pursuant to a compassionate ruling.(8)
Additionally, grassroots efforts in the US are underway seeking to either decriminalize the possession of psychedelic molecules, or to create legal, regulated market for psychedelics and related therapies. On November 3, 2020, the State of Oregon, via Measure 109, became the first state to legalize psychedelic mushrooms for therapeutic use in supervised environments. The cities of Denver, Colorado, Oakland, California, Santa Cruz, California and the District of Columbia have decriminalized possession of psilocybin, and other cities are currently considering similar measures. See also, Regulatory Overview below.
As additional psychedelic medicines are legalized or approved for use in Canada and the United States, the Company will evaluate them for use in the Field Trip Health Centres and, where appropriate, develop protocols to incorporate them into the therapeutic offering at Field Trip Health Centres. Furthermore, research into novel molecules like FT-104 and into the cultivation, extraction, and composition of psychedelic fungi at the Jamaica Facility may result in novel drugs or analogues that, if legalized or approved, would be used in the Field Trip Health Centres in jurisdictions where such approval is obtained or otherwise permitted.
Advanced Research and Drug Development
The Company is also focused on research and development, through its FT Discovery business segment, of psychedelic-inspired regulated medicines. FT Discovery has two independent activities: (i) developing custom synthetic molecules targeting serotonin 5HT2A receptors, which are, in part, implicated in mood disorders; and (ii) the Psilocybin Research, in collaboration with UWI, pursuant to the Research Agreement. To facilitate the Psilocybin Research, the Company has established the Jamaica Facility. The aim of the Jamaica Facility is to seek to optimize cultivation techniques and operating procedures for psilocybin-producing fungi and develop analytical tools and techniques to support the safe use of domesticated species in psychedelic therapy in legal jurisdictions (states or countries), as markets for psilocybin producing fungi continue to emerge.
FT Discovery anticipates that insights and experience relating to the administration of psychedelics and psychedelic-assisted psychotherapy within the Field Trip Health Centres may be applied in the development strategies of novel drug products innovated within FT Discovery. FT Discovery is developing FT-104 for which a provisional patent has been filed with the USPTO (Appl 63,045,901; June 30, 2020), with claims that include FT-104 structures and uses. Experimental evidence has been achieved and continues to be a focus of efforts in order to further support the concepts within the invention. The Company intends to file a utility patent with the USPTO and under the Patent Cooperation Treaty, which facilitates filing for patent recognition in multiple jurisdictions simultaneously using a single uniform patent application. FT-104 is currently in the pre-clinical development stage. No assurances can be given that Field Trip will be able to meet its development timelines disclosed in the Significant Events or Milestones of the Company section, or that FT-104 will be a viable therapeutic product.
Psilocybin, along with other synthetic and natural serotoninergic psychedelics, act to stimulate 5HT2A receptors in the brain resulting in a profound alteration of normal brain signaling and processing, creating what is generally referred to as a “psychedelic experience” or an “altered state of consciousness.” Under psychedelics, the brain “escapes” from its usual tightly constrained and predictable patterns of operation, with a global increase in connectivity of brain regions and brain networks. Often, this can allow patients new introspective insights about their past behaviour, memories, actions, feelings and beliefs. Psychedelic therapy

(8)
See https://mcmillan.ca/mobile/Exemption-for-Four-Patients-Opens-Door-Further-for-Therapeutic-Use-of-Psilocybin

combined with psychotherapy can lead to improvements in conditions relating to depression, PTSD and addiction, which are often a result of dysfunctional brain processing.(9)
FT Discovery is led by Dr. Nathan Bryson, the Company’s Chief Science Officer. Dr. Bryson, who holds a PhD in Chemistry and a Postdoctoral Associate Degree from the Massachusetts Institute of Technology, has three decades of hands-on research and development experience in the biotechnology and pharmaceutical industries, where he has overseen innovation, clinical development, regulatory, quality, global supply chain and medical affairs.
In addition to the clinical work with FT-104 and other drug development efforts, in partnership with UWI, FT Discovery will be conducting research, development and cultivation of psilocybin mushrooms and other related fungi at the Jamaica Facility. The Company’s activity in relation to the research and cultivation of psilocybin mushrooms, botanicals and other related fungi is limited to the jurisdiction of Jamaica and the Company does not deal with psychedelic substances except within laboratory and clinical trial settings conducted within approved regulatory frameworks in order to identify and develop treatments for medical conditions and does not have any direct or indirect involvement with illegal selling, production or distribution of any substances in jurisdictions in which it operates. The Company’s Jamaica team is comprised of a senior researcher and professor at the University of West Indies, Dr. Rupi Delgoda, as well as business consultants, legal counsel and local post-doctoral research students. As well, the Company has employees who are expected to travel to the Jamaica Facility frequently (which has since been restricted due to COVID-19).
In order to develop regulated medicines, FT Discovery’s process must be conducted in strict compliance with the regulations of federal, state, local and regulatory agencies in Canada and the United States, and the equivalent regulatory agencies in the other jurisdictions in which Field Trip operates, including Jamaica. These regulatory authorities regulate, among other things, the research, manufacture, promotion and distribution of drugs in specific jurisdictions under applicable laws and regulations. It is important to note, that unlike in Canada and the United States, psilocybin mushrooms are not an illegal drug under Jamaica’s Dangerous Drugs Act, 1948, therefore research on psilocybin mushrooms is not in contravention of the laws of Jamaica and does not require any permit or authorization from the regulatory authorities in Jamaica.
The Company notes that the COVID-19 pandemic has resulted in delayed drug development deliverables due to temporary quarantining of critical personnel at contract organizations, delayed arrival of reagents to the contract drug manufacturer (CMO) from chemical warehouses, possibly due to shortages, and reduced availability of animal services due to increased activity in preclinical activities at the Company’s selected CRO. See Significant Events or Milestones below, for additional details on Field Trip’s drug development strategy.
Regulatory Oversight
Controlled Substances
The Canadian and United States federal governments regulate drugs through the Controlled Drugs and Substances Act (Canada) (the “CDSA”) and the Controlled Substances Act (21 U.S.C. § 811) (the “CSA”), respectively, which place controlled substances in a schedule. Under the CDSA, ketamine is currently a Schedule I drug and psilocybin is currently a Schedule III drug. Under the CSA, ketamine is currently a Schedule III drug as well as being listed under the associated Narcotic Control Regulations, and psilocybin is currently a Schedule I drug.
Most US States have enacted Controlled Substances Acts (“State CSAs”), which regulate the possession, use, sale, distribution, and manufacture of specified drugs or categories of drugs and establish penalties for State CSA violations, form the basis for much state and local drug laws enforcement activity. State CSAs have either adopted drug schedules identical or similar to the federal CSA schedules or, in some instances, have incorporated the federal scheduling mechanism. Among other requirements, some States have established a prescription drug monitoring or review programs collect information about prescription and dispensing of controlled substances for the purposes of monitoring, analysis and education. Field Trip complies with all State CSAs in jurisdictions where it operates.

(9)
Nutt D, Erritzoe D, Carhart-Harris R. Psychedelic Psychiatry’s Brave New World. Cell. 2020;181:24-8 (available at https://www.cell.com/cell/pdf/S0092-8674(20)30282-8.pdf)

In the United States, facilities holding or administering controlled substances must be registered with the US Drug Enforcement Agency (“DEA”) to perform this activity. As such, medical professionals or the clinics in which they operate, as applicable, are also required to have a DEA license to obtain and administer ketamine (a “DEA License”). To the Company’s knowledge, the Clinics in the United States and the required medical professionals hold all required DEA Licenses. Furthermore, the Clinics have in place security, control, recordkeeping, reporting and inventory mechanisms required by the DEA to prevent drug loss and diversion. Staff at Clinics in the United States, including the medical doctors and/or the nurse practitioner(s), advanced practice registered nurse(s) or other medical professionals who report to them, hold the required DEA Licenses and the Company has put in place policies designed to adhere to DEA requirements.
The Opium Act (Opiumwe) (the “Opium Act”) is the primary drug legislation in the Netherlands which place controlled substances on a list. The controlled substances on those lists and any preparations thereof are prohibited, including psilocybin. However, the Dutch Supreme Court (the highest court in the Netherlands) stated that the plants/fungi in which those substances occur naturally are not prohibited unless specifically listed. Psilocybin-containing truffles or sclerotia are not listed under the Opium Act and, therefore, do not qualify as a controlled substance restricted under the Opium Act. Furthermore, the Dutch Minister of Healthcare confirmed in Parliament that psilocybin-containing truffles are not illegal and can legally be sold, bought and used as a natural product in The Netherlands. Therefore, subject to certain requirements, the Opium Act does not prohibit the cultivation, production and sale of fresh, unprocessed truffles.
Unlike in Canada and the United States, psilocybin mushrooms are not an illegal drug under Jamaica’s Dangerous Drugs Act, 1948 (“Jamaica Drug Act”). Therefore, the psilocybin research is not in contravention of the laws of Jamaica and does not require any permit or authorization from the regulatory authorities in Jamaica. In addition, the Minister of Health & Wellness of Jamaica has delivered a letter to the Company stating his support for the Company’s operations in Jamaica.
Field Trip does not deal with controlled substances except in jurisdictions where such activity is legal and then only within (a) laboratory or clinical trial settings, (b) in the case of the Netherlands, within a clinical setting, and (c) in the case of ketamine, as prescribed by a licensed medical practitioner. Field Trip does not have any direct or indirect involvement with illegal selling, production or distribution of any substances in jurisdictions in which it operates.
On September 30, 2020, Canada’s House of Commons heard an official proposal to decriminalize psychedelics. The Canadian Government response to that proposal included statements from each from the Ministers of Justice, Health, and Public Safety and Emergency Preparedness, who reiterated that these substances remain illegal in Canada and, in the case of the Minister of Health, that any approval for medical purposes would need to pass Canada’s drug review process and receive authorization from Health Canada. Subsequent to this response, Health Canada announced its intention to remove the current prohibition on access to controlled substances through Health Canada’s Special Access Program (“SAP”). See Regulation of Prescription Medications.
On November 3, 2020, the State of Oregon, via Measure 109, became the first state to legalize psychedelic mushrooms for therapeutic use in supervised environments. Measure 109 is expected to allow people in the state who are age 21 or older to access psychedelic mushrooms for personal development upon passing a screening conducted by a qualified therapist. People who use the drug are expected to be able to do so at a psilocybin service centre, with the supervision of a designated service facilitator. Oregon expects to have a two-year planning period in which lawmakers will determine how the drug will be regulated, including qualifications for therapists intending to prescribe psychedelic mushrooms and for psilocybin facilitators. The program is expected to be regulated by the Oregon Health Authority.
In addition, since the passage of Measure 109, legislation in respect of psilocybin or psychedelics has been proposed in each of Florida, California, Hawaii and Connecticut drawing on elements of the Oregon ballot measure. In Florida, The Florida Psilocybin Mental Health Care Act, if approved, will create state-sponsored clinics where patients suffering from mental-health disorders could be administered doses of psilocybin by a licensed medical professional. The patient would go through the experience, or “trip,” with the professional present and then be offered a post-treatment counseling session. In Hawaii, Senate Bill 738, if approved, will establish treatment centers designated by the Hawaii Department of Health for the monitored, therapeutic administration of psilocybin and psilocin to treat mental illness. In California, Senate Bill 519, if approved, would decriminalize the personal use of psychedelic drugs including psilocybin mushrooms, MDMA(10), LSD(11), ketamine, DMT(12), mescaline and ibogaine for all Californians over the age of 21. In Connecticut, House Bill 6296, if approved, will establish a task force to study the health benefits of psilocybin.
The Company expects that legislation of similar natures may be introduced in other jurisdictions in the coming years, as well as additional ballot measures similar to Measure 109. The Company cannot comment on the regulatory framework in any such jurisdiction as it has not been created. The Company will assess its options to conduct legal business in such jurisdictions when State or Provincial, as applicable, and Federal regulations are established and may seek any required licenses or approvals at that time. See “Risk Factors”.
Regulation of Prescription Medications
In Canada, oversight of healthcare is divided between the federal and provincial governments. The federal government is responsible for regulating, among other things, the approval, import, sale, and marketing of drugs such as ketamine. Please see “Regulatory Oversight — Research and Development”.
While Ketamine is a controlled substance in Canada and the United States, it is approved as an anesthetic under the Food and Drugs Act (Canada) and the US Food, Drug, and Cosmetic Act. Once a drug is approved for use, physicians may prescribe that drug for uses that are not described in the product’s labelling or that differ from those tested by the manufacturer and approved by Health Canada or the Food and Drug Administration (the “FDA”), as applicable. This is known as “off-label” use and is a common practice among physicians. Additionally, as mentioned above, Ketamine-based treatment is gaining acceptance for treating depression. Furthermore, a Ketamine nasal spray for the treatment of major depression was approved by the FDA in March 2020 and Health Canada in July 2020.
Health Canada and the FDA have not approved psilocybin as a drug for any indication. However, there are legal routes through which psilocybin may be accessed for medical purposes.
In Canada, Section 56(1) of the CDSA permits the Health Minister to exempt any person or class of persons or any controlled substance or precursor or class thereof from the application of all or any provisions of the Canadian Controlled Substances Act if, in his or her opinion, the exemption is necessary for a medical or scientific purpose or is otherwise in the public interest. In August 2020, Health Minister Patty Hajdu approved such an exemption to allow four (4) Canadians with incurable cancer and experiencing end of life distress or other intractable mental health conditions to receive psilocybin therapy to treat their end-of-life anxiety. Having the exemption in question permits such individuals to legally obtain and use psilocybin.
Furthermore, on December 12, 2020, Health Canada announced its intention to remove the current prohibition on access to controlled substances through Health Canada’s SAP. Under the SAP, medical practitioners treating patients with serious or life-threatening conditions can request access to drugs that have not yet been approved for sale in Canada when conventional therapies have failed, are unsuitable, or unavailable. Such amendments would create another means of legally accessing psilocybin through the SAP.(13)
In the United States, the FDA has granted psilocybin therapy a breakthrough therapy designation to facilitate drug trials testing its efficacy for treatment resistant depression and major depressive disorder. Similar trials are ongoing in Canada. If approved, these medications would provide a legal route to prescribe psilocybin in the United States.
Although psilocybin-containing truffles or sclerotia are not prohibited by the Opium Act, they are not approved under the Medicines Act. In light of the above and based on advice of counsel in the Netherlands, the Opium Act does not prohibit the presence and/or use of fresh, unprocessed truffles with psilocybin. The truffles with psilocybin may not be subject in any way or form to any further processing (that results in the truffles becoming a preparation prohibited under the Opium Act).

(10)
Being, the chemical compound 3,4-Methylenedioxymethamphetamine.

(11)
Being, lysergic acid diethylamide.

(12)
Being, the chemical compound N,N-Dimethyltryptamine.

(13)
See gazette.gc.ca/rp-pr/p1/2020/2020-12-12/html/notice-avis-eng.html

Operation of the Field Trip Health Centres
Each province and territory of Canada and each state in the United States mandates the requirements for the Field Trip Health Centers (the “Clinics”) and the conduct of the medical professionals who work in the Clinics. Please refer to the table below for details concerning these regulations.
Although it is the Company’s intention to administer psilocybin-containing truffles as a food product in The Netherlands, the Company also intends to employ medical professionals in its Amsterdam Centre and has applied for an “alternative care” license under the Dutch Healthcare Quality, Complaints and Disputes Act (WKKGZ). The table below also includes a summary of the laws applicable to the Company’s business that it proposes to operate in Amsterdam.
Province / State	Medical Professional	Governing Law	Regulatory Bodies
Ontario	Medical Doctors	Regulated Health Professions Act, 1991 (Ontario) (“RPHA”), Medicine Act, 1991 (Ontario)	College of Physicians and Surgeons of Ontario (“CPSO”)
	Psychologists	RPHA, Psychology Act, 1991 (Ontario)	College of Psychologists of Ontario (“CPO”)
	Nurses; Nurse Practitioners	RPHA, Nursing Act, 1991 (Ontario)	College of Nurses of Ontario (“CNO”)
	Psychotherapists	RPHA, Psychotherapy Act, 2007 (Ontario)	College of Registered Psychotherapists of Ontario, CPSO, CPO, CNO, College of Occupational Therapists of Ontario, or Ontario College of Social Workers and Social Service Workers
	Respiratory therapist	Respiratory Therapy Act, 1991 (Ontario)	College of Respiratory Therapists of Ontario
New Brunswick	Medical Doctors	Medical Act	College of Physicians and Surgeons of New Brunswick
	Psychologists	Psychologists Act	College of Psychologists of New Brunswick
	Counselling Therapists	Licensed Counselling Therapy Act	College of Counselling Therapists of New Brunswick
	Nurses; Nurse Practitioners	Nurses Act	Nurses Association of New Brunswick
	Licensed Practical Nurses	Licensed Practical Nurses Act	Association of New Brunswick Licensed Practical Nurses
New York	Medical Doctors	State of New York are New York Education Law §§ 6500 — 6516 and 6520 — 6532 and 8 New York Codes, Rules and Regulations (“NYCRR”)	New York State Education Department, Office of the Professions, State Board for Medicine (“NY Medical Board”)
	Psychologists	New York Education Law (“NYEL”) §§ 7600 and 8 NY CRR §§ 72.1	New York State Education Department, Office of the Professions (“NYOP”), State Board for Psychology
	Psychotherapists	NYEL §§ 8400, 8 NY CRR § 52.35 and 8 NY CRR §§ 79.12.	NYOP, State Board for Mental Health Practitioners
	Nurses; Nurse Practitioners	NYEL §§ 6900 and additional regulations that apply only to nurses at NYCRR §§ 64.1.	NYOP, State Board for Nursing

Province / State	Medical Professional	Governing Law	Regulatory Bodies
California	Medical Doctors	Business and Professions Code, §2190.5 (“CA BPC”)	Medical Board of California (“CA Medical Board”)
	Naturopathic Doctors	CA BPC	Naturopathic Medicine Committee
	Psychologists	CA BPC	California Board of Psychology
	Clinical Social Workers and Licensed Professional Clinical Counselors	CA BPC	California Board of Behavioral Sciences
	Nurses; Nurse Practitioners	CA BPC	Board of Registered Nursing
Illinois	Medical Doctors	Medical Practice Act (225 ILCS 60/2)	Illinois Department of Financial and Professional Regulation (“IDFPR”)
	Psychologists	Clinical Psychologist Licensing Act (225 ILCS 15/)	IDFPR
	Professional Counselors and Clinical Professional Counselors	Professional Counselor and Clinical Professional Counselor Licensing and Practice Act (225 ILCS 107/1)	IDFPR
	Nurses; Nurse Practitioners	Nurse Practice Act (225 ILCS 65/)	IDFPR
Georgia	Medical Doctors	Medical Practice Act, Official Code of Georgia (“OCGA”) §§43-34 and 34A	Georgia Composite Medical Board
	Psychologists	OCGA Title 43, Chapter 39	Georgia State Board of Examiners of Psychologists
	Professional Counselors	OCGA Title 43, Chapters 7A and 10A	Georgia Composite Board of Professional Counselors, Social Workers and Marriage and Family Therapists
	Nurses; Nurse Practitioners	Nurse Practice Act, OCGA § 43-26	Georgia State Board of Nursing
Texas	Professional Counselor	Texas Occupations Code Chapter 503	TBHEC
	Medical Doctors	Texas Occupations Code Chapter 155 and 22 TAC Chapter 163	Texas Medical Board
	Psychologists	Texas Occupations Code Chapter 501	Texas Behavioral Health Executive Council (“TBHEC”)
	Nurses; Nurse Practitioners	Texas Occupations Code Chapter 301	Texas Board of Nursing

Province / State	Medical Professional	Governing Law	Regulatory Bodies
Netherlands	Medical Doctors
Individual Healthcare Act (Wet op de Beroepen in de Individuele Gezondheidszor, “BIG”), and if other care is provided, the Healthcare Quality, Complaints and Disputes Act (Wet kwaliteit, klachten en geschillen zorg, “WKKGZ”)

Ministry of Health, Welfare and Sport (Ministerie van Volksgezondheid, Welzijn en Sport, “VWS”), the Inspectorate for Heath and Youth Care (Inspectie gezondheidszorg en jeugd (“IGJ”) and the Royal Dutch Medical Association (Koninklijke Nederlandsche Maatschappij tot bevordering der Geneeskunst)

	Health Psychologists	BIG, and if other care is provided, WKKGZ	VWS, IGJ and the Federation of Healthcare psychologists (Federatie van Gezondheidzorgpsychologen en Psychotherapeuten, “FGZPT”)
	Psychotherapists	BIG, and if other care is provided, WKKGZ	VWS, IGJ and FGZPT
	Certified Nurse Specialist	BIG, and if other care is provided, WKKGZ	VWS, Registration Commission for Nurse Specialists (Registratiecommissie Specialismen Verpleegkunde)
Washington	Medical Doctors	Wash. Rev. Code Ann. §§ 18.71.002, et seq.; 18.71B.010, et seq.; Wash. Admin. Code §§ 246-919-421, et seq.	Medical Quality Assurance Commission
	Naturopathic Doctors	Wash. Rev. Code Ann. §§18.36A, et seq.; Wash. Admin. Code §§246-836-210, et seq	Board of Naturopathy
	Psychologists	Wash. Rev. Code Ann. §§ 18.83.005, et seq.; Wash. Admin. Code §§ 246-924-000, et seq.	Washington Department of Health, Examining Board of Psychology (EBOP)
	Mental Health Counselors	Wash. Rev. Code Ann. §§ 18.225.005, et seq; Wash. Admin. Code §§ 246-809-000, et seq.	Washington Department of Health; Mental Health Counselors, Marriage and Family Therapist and Social Worker Advisory Committee
	Nurses; Nurse Practitioners	Wash. Rev. Code Ann. §§ 18.79.010, et seq.; Wash. Admin. Code §§ 246-840-000, et seq.	Washington Department of Health, Nursing Care Quality Assurance Commission

Province / State	Medical Professional	Governing Law	Regulatory Bodies
District of Columbia	Medical Doctors	District of Columbia Official Code Title 3 Chapter 12 subchapters 1-5; Code of D.C. Municipal Regulations Title 17 Chapter 46	The DC Board of Medicine
	Psychologists	District of Columbia Official Code Title 3 Chapter 12 subchapters 1-5; Code of D.C. Municipal Regulations Title 17 Chapter 69	The DC Board of Psychology
	Professional Counselors	District of Columbia Official Code Title 3 Chapter 12 subchapter 7A; Code of D.C. Municipal Regulations Title 17 Chapter 66	The DC Board of Professional Counseling
	Nurses; Nurse Practitioners	The Nurse Practice Act District of Columbia Official Code Title 3 Chapter 12; Code of D.C. Municipal Regulations Title 17 Chapters 54-60	The DC Board of Nursing
Connecticut	Medical Doctors	Conn. Gen. Stat. §20-8 through 20-14r; Conn. Agencies Regs. § 20-10-1 through 20-10-6	Connecticut Medical Examining Board
	Psychologists	Conn. Gen. Stat. §20-186; Conn. Agencies Regs. § 20-188-1 through 20-188-3	Board of Examiners for Psychologists
	Licensed Professional Counselors	Conn. Gen. Stat. §20-195aa through 20-195ff; Conn. Agencies Regs. § 20-195cc-1 through 20-195cc-7	Commissioner of Public Health
	Nurses; Nurse Practitioners	Conn. Gen. Stat. §20-87 through 20-102a; Conn. Agencies Regs. § 20-90-45 through 20-90-59	Connecticut State Board of Examiners for Nursing
While the treatments that occur at the Clinics are novel in some respects, the prescription of ketamine and the dispensing of ketamine are not novel and are subject to the same restrictions as would apply to any medical professional who prescribes other controlled substances to his or her patients. There are no special licenses, permits, authorizations or approvals required that are different from any other ordinary course approvals required by applicable governmental authorities for any medical clinic. As such, licensed medical practitioners may prescribe ketamine legally in Canada or the United States where they believe it will be an effective treatment in their professional judgment. It is Field Trip’s policy never to dictate or influence the professional judgement of our physicians, nurses or other clinical staff.
Administration of ketamine as part of the Ketamine Assisted Psychotherapy (“KAP”) program is performed only following prescription by a licensed physician or by a licensed nurse practitioner or other medical professional, under the supervision of a licensed physician. The Clinics may utilize, in addition to physicians, mid-level practitioners such as physician assistants and nurse practitioners and mental health practitioners such as psychologists and psychotherapists. The exact make-up of staff for each Clinic varies by location and additional professionals and/or administrative staff may also be employed.
In Canada, the provincial/territorial level of government has authority over the delivery of health care services, including regulating health facilities, administering health insurance plans such as OHIP, distributing prescription drugs within the province, and regulating health professionals such as doctors, psychologists, psychotherapists and nurse practitioners. Regulation is generally overseen by various colleges formed for that purpose, such as the College of Physicians and Surgeons of Ontario.

In the United States, the laws applicable to the Clinics and the conduct of medical professionals therein are at the State level and vary by jurisdiction. Additionally, in the United States, the Clinics or doctors, as applicable, are also required to have a DEA License to prescribe ketamine. In each State, the Company plans to offer KAP, psychotherapy and ancillary mental health services.
As of the date hereof, to the best of Field Trip’s knowledge, each of the medical professionals working at the Clinics are in good standing with the applicable regulatory body that governs such medical professional.
Under the Company’s business model, there are no state-specific licenses required to (a) operate a mental health clinic prescribing and/or administering ketamine, (b) that apply to the storage and/or administration of ketamine, other than those which mirror the CDSA requirements, and (c) operate or provide management services to the Clinics, other than standard filings with the applicable Secretary of State for out-of-state companies, which Field Trip Health USA Inc. (“Field Trip USA”) has obtained in connection with the setup of these locations.
Some states have legislation or policies relating to the “Corporate Practice of Medicine” doctrine (“CPOM”) that govern business relationships between licensed medical professionals and unlicensed individuals or companies. The following states have CPOM legislation: New York, California, Illinois, and Texas. The States of Georgia, Washington and Connecticut do not have specific CPOM legislation, but case law or statetments by the Attorney General may have established or invoked CPOM doctrine in those states. In order to comply with CPOM, Clinics in these states are owned solely by State-licensed physicians and are organized as physician practices. In such states, Field Trip USA will provide management services to the physician practices that own such clinics. The relationship between Field Trip USA and the physician practices that it manages are subject to various standards of CPOM, anti-kickback and fee-splitting rules. The District of Columbia does not have a CPOM statutes nor is there clear judicial consideration of CPOM within this jurisdiction. However, Field Trip proposes to organize the Clinics in those jurisdictions as a physician-owned Professional Corporations.
Individuals and entities that conduct business in the US health care industry must comply with applicable state and federal anti-kickback laws that limit activities that may be viewed as incentivization or inducement methods. To the best of the Company’s knowledge, no medical professionals at the Clinics receive commissions, incentives or other fees, directly or indirectly.
In The Netherlands, Field Trip’s wellness centre will make psilocybin-containing truffles available to clients in connection with wellness programs. As noted above, psilocybin-containing truffles are neither prohibited under the Opium Act nor are they approved as a medicine. As such, Field Trip is making the psilocybin-containing truffles available to clients as a whole, natural food product. As Field Trip employs medical professionals in its business, we have elected to register as an alternative care provider. In the event that the Dutch authorities take the position that therapy with truffles qualifies as “regular care”, or that truffles containing psilocybin qualify as medicinal product, the Company would then need to take steps to comply with local laws applicable to a regular care provider. Should this event occur, the Company will evaluate its options in the Netherlands to ensure full compliance with all applicable legislation and regulations. See “Risk Factors”.
The Company’s business is also governed by laws in Canada, the United States and the Netherlands pertaining to handling, use and protection of personal health information, including the Personal Health Information Protection Act (Ontario), The Health Insurance Portability and Accountability Act of 1996, the Netherlands Personal Data Protection Act (Wet Bescherming persoonsgegevens) and similar provincial or state laws. These laws and related regulations grant a number of rights to individuals as to their personal health information and restrict the use and disclosure of such information. The Company has in place privacy practices designed to comply with these requirements and ensures that service providers having access to personal health information have entered into agreements that include appropriate protective clauses, including business associate agreements where applicable.
Natural Products Operations
Through consultation with local resources and personnel with relevant knowledge and experience, as necessary, in Jamaica, the Company is satisfied that all necessary licenses, permits and regulatory approvals have been obtained in order to carry on the business as currently conducted and that such licenses, permits and regulatory approvals that have been obtained are in good standing.
As psilocybin is not included in the Jamaica Drug Act, it is not a controlled or restricted substance in Jamaica and therefore no other specific controls, permits, licenses or authorizations are required to conduct research on psilocybin. The Psilocybin Research conducted at the Jamaica Facility is governed by the JMH, Ethics and Medico-Legal Affairs Panel and by the JMH Standards and Regulation Division, as would any other research conducted in a clinical setting. In addition to Good Laboratory Practices (“GLP”) and cGMP, research involving human subjects is governed by the JMH Guidelines for the Conduct of Research on Human Subjects. Furthermore, medicines, including natural products, require registration with the JMH prior to importation, distribution and sale in Jamaica, as outlined in the Food and Drugs Act, 1964.
The Company has received legal opinions or advice in each jurisdiction where it currently operates or proposes to operate (other than Oregon, where the applicable legislation has not yet been created), confirming the permissibility of the Company’s operations in such jurisdictions.
Research and Development Operations
In Canada and the United States, the regulation of drug development, including novel molecules such as FT-104 and natural substances such as psilocybin-containing mushrooms and truffles, are regulated by the Federal governments.
As the Company’s business spans different operational models, the Company relies on a variety of researchers, medical professionals, suppliers, manufacturers and other service providers for the conduct of its operations. The Company’s research and development activities rely on the following relationships with three third parties: (1) the Research Agreement in respect of the Psilocybin Research; (2) engagement by the Company of a contract research organization (“CRO”) regarding FT-104 (the “CRO Engagement”) and (3) the service agreement with the Company’s contract manufacturing organization (“CMO”) in respect of FT-104 (the “CMO Agreement” and together with the CRO Engagement, the “FT-104 Agreements”).
UWI is a globally recognized academic institution. The Research Agreement was negotiated at arm’s length, with legal counsel acting on behalf of the Company both in Canada and Jamaica, and includes appropriate intellectual property and confidentiality provisions. Psilocybin research is legal in Jamaica.
With respect to the FT-104 Agreements, Health Canada and the FDA have indicated that FT-104 is not a controlled substance and therefore does not require licenses, permits or specific approvals. Notwithstanding, the CMO is Health Canada approved, FDA registered and compliant with cGMP (a standard applied in the pharmaceutical industry) in the synthesis, process optimization and production of drug substances and has been successfully audited by Health Canada and the FDA.
The CRO is GLP compliant and holds all licenses required for its activities as they relate to the Company. Both the CMO and CRO have controlled substance licenses for other known controlled substances and are qualified for handling FT-104, which, for certainty, is not a controlled substance. In addition, the Company has entered into appropriately negotiated services agreements or statements of work with the CMO and CRO that contemplate appropriate intellectual property and confidentiality provisions. In order to develop regulated medicines, including FT-104, the Company’s process must be conducted in strict compliance with the regulations of Health Canada, the FDA and other applicable federal, state, local and regulatory agencies. Details regarding the process required in Canada and the United States before prescription drug product candidates may be marketed in such jurisdictions is included in the AIF under the headings “Description of the Business — Research and Development — Canada” and “Description of the Business — Research and Development — United States”, respectively, which are incorporated herein by reference.
FT-104 is currently in the pre-clinical stage of development, in which the primary activities are: (1) optimization and standardization of Chemistry-Manufacturing and Controls (“CMC”), including additional chemical characterization, synthesis, process optimization, stability, and development of analytical methodology to ensure drug substance quality, (2) excipient compatibility, formulation, stability and analytical methodology to ensure drug product quality and (3) non-clinical (same as preclinical) activities (“NCA”) that measure performance (pharmacokinetics) and safety (toxicology; pharmacology) using a variety of in-vitro and in-vivo assays. These studies will help to define the expected pharmacologic characteristics of the drug substance contained with the drug product, including determining adequate safety margins to allow for safe testing of the substance in Phase I clinical trials. CMC activities are carried out by the CMO. NCA activities are carried out by the CRO.
The CMO is reliant on third-party suppliers for starting materials to produce FT-104. The Company, along with the CMO, only source starting materials, reagents, solvents and supplies required from reputable and approved suppliers who hold the proper authorizations and approvals. Weekly or bi-weekly meetings occur to monitor the activities and advancements of CMO and CRO. It is expected that, at the appropriate time, a third party regulatory group will be engaged to assist with the development of the regulatory strategy and the regulatory documentation that will be required for approval at each stage of the clinical development.
Pharmaceutical Development and Approval Requirements — Canada
Before a prescription drug product candidate may be marketed in Canada, the process required generally involves:
•
Chemical and Biological Research — Laboratory tests are carried out on cell and/or tissue cultures and animal models to determine the properties of the drug. If the results are promising, the manufacturer will proceed to the next step of development.

•
Pre-Clinical Development — Laboratory animals are given the drug in varying amounts over differing periods of time. If it can be shown that the drug causes no serious or unexpected harm at the doses required to have an effect, the manufacturer will proceed to clinical trials.

•
Clinical Trials — Phase 1 — The first administration in humans is to test if people can safely tolerate the drug. If this testing is to take place in Canada, the manufacturer must prepare a clinical trial application for the Therapeutic Products Directorate of Health Canada (the “TPD”). This includes the results of the first two steps and a proposal for testing in humans. If the information is sufficient, the Health Products and Food Branch of Health Canada (the “HPFB”) grants permission to start testing the drug, generally first on healthy volunteers.

•
Clinical Trials — Phase 2 — Phase 2 trials are conducted in patients with the target condition, who are usually otherwise healthy, with no other medical condition. Trials carried out in Canada must be approved by the TPD. In Phase 2, the objectives of the trials are to continue to gather information on the safety of the drug and begin to determine its potential effectiveness.

•
Clinical Trials — Phase 3 — If the results from Phase 2 show promising proof of concept for the drug candidate, the manufacturer provides an updated clinical trial application to the TPD for Phase 3 trials. The objectives of Phase 3 include determining whether the drug can be shown to be safe and effective, and have an acceptable side effect profile, in people who better represent the general population. Further information will also be obtained on how the drug should be used, the optimal dosage regimen and the possible significant side effects.

•
New Drug Submission — If the results from Phase 3 continue to be favourable, the drug manufacturer can submit a new drug submission (“NDS”) to the TPD. A drug manufacturer can submit an NDS regardless of whether the clinical trials were carried out in Canada. The TPD reviews all the information gathered during the development of the drug and assesses the risks and benefits of the drug. If it is judged that, for a specific patient population and specific conditions of use, the benefits of the drug outweigh the known risks, the HPFB will approve the drug by issuing a notice of compliance.

•
Scheduling — FT-104 is a psychoactive substance with the potential for abuse. If FT-104 is approved as a drug, we will need to hold discussions with Health Canada to determine a risk management plan to protect FT-104 from potential diversion and misuse by patients, as well as to schedule its removal from category III (no known medical utility) to another category based on data acquired during development and based on the drug’s adverse properties, if any, related to potential abuse and addiction.

Pharmaceutical Development and Approval Requirements — United States
Before a prescription drug product candidate may be marketed in the United States, the process required generally involves:
•
Completion of extensive nonclinical laboratory tests, animal studies and formulation studies, all performed in accordance with the FDA’s Good Laboratory and Manufacturing Practice regulations.

•
Submission to the FDA of an investigational new drug application, which must become effective before human clinical trials may begin.

•
For some products, performance of adequate and well-controlled human clinical trials in accordance with the FDA’s regulations, including good clinical practices, to establish the safety and efficacy of the product candidate for each proposed indication.

•
Submission to the FDA of a new drug application (“NDA”).

•
Scheduling in collaboration with the DEA based on the drugs adverse properties, if any, related to potential abuse and addiction.

•
FDA review and approval of the NDA prior to any commercial marketing, sale or shipment of the drug.

The operations of the Company, as currently conducted, do not require and are not dependent on, any licenses to conduct such operations.
Compliance Program
The Company oversees and monitors compliance with applicable laws in each jurisdiction in which it operates. In addition to the Company’s senior executives and the employees responsible for overseeing compliance, the Company has local regulatory/compliance counsel engaged in every jurisdiction (provincial, state and local) in which it operates. The principal medical professional at each Field Trip Health Centre serves as the liaison to provincial, state and/or local governmental authorities. The Company has developed protocols for use in all of its Field Trip Health Centres with the goal of ensuring that each of the Field Trip Health Centres’ operations and employees strictly comply with applicable laws and regulations and that operations do not endanger the health, safety or welfare of the community. Additionally, the Company has established a Medical Advisory Board with cross-functional expertise in business, neuroscience, pharmaceuticals, mental health and psychedelics to advise management.
In conjunction with the Company’s human resources and operations departments, the Company oversees and implements training on the Company’s protocols. The Company will continue to work closely with external counsel and other compliance experts, and is evaluating the engagement of one or more independent third party providers to further develop, enhance and improve its compliance and risk management and mitigation processes and procedures in furtherance of continued compliance with the laws of the jurisdictions in which the Company operates. The programs currently in place include continued monitoring by executives of the Company to ensure that all operations conform to and comply with required laws, regulations and operating procedures. The Company further requires that each Field Trip Health Centre and all third parties in which it is engaged with report and disclose all instances of non-compliance, regulatory, administrative, or legal proceedings that may be initiated against them. The Company is currently in compliance with the laws and regulations in all jurisdictions and the related licencing framework applicable to its business activities. Additionally, the PC Committee is mandated to provide strategic advice with respect to the structure of PC Health Centres and the protocols for operations of the PC Health Centres.
The Company has developed and continues to refine a compliance program designed to ensure operational and regulatory requirements continue to be satisfied. Field Trip has also put in place an AML Policy designed to ensure proactive, ongoing steps are taken to create and maintain operations that are conducted in compliance with all applicable AML laws, including in Canada, the United States and other jurisdictions. Through its human resources and operations departments, the Company oversees and implements training for all employees with respect to the Company’s protocols.
The Company has received legal opinions or advice in each jurisdiction where it currently operates or proposes to operate (other than jurisdictions, where the applicable legislation has not yet been created or has not yet been passed into law), confirming the permissibility of the Company’s operations in such jurisdictions.
The Company’s operations are conducted in compliance with local laws where such activities are permissible and either (a) do not require any specific legal or regulatory approvals, or (b) the Company has all necessary legal and/or regulatory approvals. See Risk Factors.

Selected Financial Information
The Company currently only derives revenues from the operations of the Field Trip Health Centres. The following table provides a brief summary of the Company’s financial information for its fiscal year ended March 31, 2021 as compared to FTP’s financial information for the period from incorporation (April 2, 2019) to March 31, 2020. The selected financial information has been derived from, and should be read in conjunction with, the Company’s and FTP’s audited financial statements and management discussion & analysis for the years ended March 31, 2021 and 2020, respectively.
	As at and for the year ended March 31, 2021	As at and for the year ended March 31, 2020
	(audited) ($)	(audited) ($)
Statement of operations
Total Revenue	960,895	1,000
Net and comprehensive loss from operations	22,740,266	2,678,365
Net loss per share (basic and diluted)	(0.70)	(0.26)
Statement of financial position
Total assets	126,450,005	12,541,095
Total liabilities	12,887,347	2,121,083
Cash dividends declared per share	Nil	Nil
Business Objectives of the Company
Key elements of the Company’s growth strategy include: (i) the development of additional Field Trip Health Centres; (ii) expanding its network and consumer database via partnerships and strategic arrangements with other existing health clinics that do not currently offer psychedelic therapy services, which will require educating physicians on the benefits and medical developments of psychedelic therapy; (iii) adding additional health care practitioners to increase growth at Field Trip Health Centres; and (iv) supplementary educational programs to help other health care practitioners book more appointments.
The Company’s short-term objectives for the next 12 months (April 2021 through March 2022) are:
1.
Completion of US utility and PCT patient filings with respect to FT-104.

2.
Completion of CMC development and pre-clinical studies of FT-104.

3.
Commence Phase I clinical trials of FT-104.

4.
Expand our Field Trip Health Centres network to 20 locations, (open or under construction), by December 2021.

5.
Launch a premium version of our Trip App for purchase on the App Store and Google Play.

The Company’s medium & long-term objectives for the following 12 months (April 2022 through March 2023) are:
1.
Completion of Phase I clinical trials of FT-104.

2.
Commencement of Phase II clinical trials of FT-104.

3.
Continue to expand our Field Trip Health Centres network to 30 locations by Q4 2022.

Significant Events or Milestones of the Company
To achieve the broad business objectives set out above, the Company has established the following milestones:
Objective	Milestone Description	Timeframe for Completion (based on calendar year)
75 Operational Clinics(1)	10th Field Trip Health Centre operational (i.e. 4 additional Field Trip Health Centres)	Q2 2021
	15th Field Trip Health Centre operational	Q3 2021
	20th Field Trip Health Centre operational	Q4 2021
	30th Field Trip Health Centre operational	Q4 2022
	75th Field Trip Health Centre operational	Q4 2024
FT-104 Development Patenting, Phase 1 completed and Phase 2 completed	US utility and PCT patent filings	Q2 2021
	CMC development and pre-clinical studies completed	Q2 2021
	Phase 1 studies completed	Q1 2022
	Phase 2 studies completed	Q2 2023
Issuer Technology Platforms	Trip App premium version launched	Q4 2021
	Patient Portal enhancements launched	Q4 2021

(1)
Operational clinics is defined to include clinics under construction and in preparation for opening.

Other than as described in this AIF, to the knowledge of management, there are no other particular significant events or milestones that must occur for the Company’s initial business objectives to be accomplished. However, there is no guarantee that the Company will meet its business objectives or milestones described above within the specific time periods, within the estimated costs or at all. The Company may, for sound business reasons, reallocate its time or capital resources, or both, differently than as described above. See “Risk Factors”.
Additional details on the Company’s business objectives and milestones, are described in the Company’s management discussion & analysis for the fiscal year ended March 31, 2021 under the heading “Milestones and Available Funds” which is available on the Company’s SEDAR profile at www.sedar.com.
Principal Products and Services
The Company plans to capitalize on psychedelic therapy opportunities through the Field Trip Health Centres and by providing education services for patients and medical professionals.
Generally, a patient’s primary physician or psychiatrist will refer a patient to the Company for possible treatment. When a referral is received, the Company’s medical team will review the patient’s medical history to ensure there are no immediate contraindications. A patient will then consult with one of the psychiatrists operating out of the Field Trip Health Centres to assess whether Ketamine-Enhanced Psychotherapy might be a suitable treatment option. Once approved, the patient will undergo a second screening to ensure their physical health is suitable for Ketamine-Enhanced Psychotherapy and a treatment plan will be developed. Treatment will vary by individual; however, a standard Ketamine-Enhanced Psychotherapy program involves three sequential blocks, each consisting of two ketamine exploratory therapy sessions followed by one integration session. During and after the exploratory sessions, licensed psychotherapists guide the patient through the experience, and provide exploratory therapy to help the patient reintegrate into their body and understand their experience. During the integration sessions, psychotherapists help the patient integrate their experiences using clinical psychology techniques to help drive habit change as well as outlook and mindset improvements.

After the completion of these sessions, the Company also provides a digital patient portal (the “Patient Portal”) for on-going support and education to help sustain the effects of Ketamine-Enhanced Psychotherapy. The Patient Portal provides patients with mood monitoring and mindfulness tools, patient-therapist communication, and personalized protocols and content. In October 2020, the Company launched the Patient Portal along with its Trip mobile software application. The Trip app premium version will be released in the second half of calendar 2021, along with further enhancements to the Patient Portal.
Psychedelic Therapy Market
The Canadian psychedelic therapy industry is an emerging market and serves a medical market only. In Ontario, physicians working in medical clinics are regulated by the College of Physicians and Surgeons of Ontario, via the Regulated Health Professions Act, 1991 (Ontario) and the Medicine Act, 1991 (Ontario).
Ketamine clinics in the State of New York that are owned solely by New York-licensed physicians are organized as physician practices. Physician practices in the State of New York are overseen by the New York State Education Department, Office of the Professions, State Board for Medicine (the “NY Medical Board”). Laws that apply specifically to physician practices in the State of New York are New York Education Law §§ 6500 — 6516 and 6520 — 6532 and 8 New York Codes, Rules and Regulations (“NYCRR”) §§ 59.1 et. seq. and 8 NYCRR §§ 60.1 et. seq. The New York Health Centre is likely to utilize, in addition to physicians, mid-level practitioners such as physician assistants and nurse practitioners and mental health practitioners such as psychologists and psychotherapists. Physician assistants are also subject to oversight of the NY Medical Board (and subject to laws codified at New York Education Law (“NYEL”) §§ 6540 et. seq.) and nurse practitioners are subject to oversight of the New York State Education Department, Office of the Professions (“NYOP”), State Board for Nursing (and subject to laws codified at NYEL §§ 6900 et. seq. and additional regulation that apply only to nurses at NYCRR §§ 64.1 et. seq.). Psychologists are licensed by the NYOP, State Board for Psychology (and subject to additional laws and regulations codified at NYEL §§ 7600 et. seq. and 8 NY CRR §§ 72.1 et. seq.), and psychotherapists are licensed by the NYOP, State Board for Mental Health Practitioners (and subject to additional laws and regulations codified at NYEL §§ 8400 et. seq. and 8 NY CRR § 52.35 and 8 NY CRR §§ 79.12 et. seq.).
Similarly, ketamine clinics in the State of California that are owned solely by California-licensed physicians are organized as California professional medical corporations while unlicensed persons are able to participate in a medical practice via a management service company. The Medical Board of California (the “CA Medical Board”) regulates physicians and surgeons under the Business and Professions Code, §2190.5. The CA Medical Board also regulates medical assistants, while nurses, nurse practitioners and certain psychotherapists are regulated by the Board of Registered Nursing. Psychologists are licensed by the California Board of Psychology.
In the State of Illinois, the Illinois Department of Financial and Professional Regulation (“IDFPR”) regulates physicians and surgeons under the Medical Practice Act (225 ILCS 60/2) and Medical Corporations under the Medical Corporation Act (805 ILCS 15/1). The IDFPR also regulates nurses under the Nurse Practice Act (225 ILCS 65/), psychologists under the Clinical Psychologist Licensing Act (225 ILCS 15/), and both licensed professional counselors and licensed clinical professional counselors under the Illinois Professional Counselor and Clinical Professional Counselor Licensing and Practice Act (225 ILCS 107/1).
In the United States where ketamine clinics are physician-owned, Field Trip USA will provide management services to the physician practice that will own the clinics located in the United States. The relationship between Field Trip USA and the physician practice that it manages is subject to various standards of corporate practice and fee-splitting rules.
In Jamaica, psilocybin is not prohibited by the Jamaica Dangerous Drugs Act, 1948. Research conducted by Field Trip at the Jamaica Facility is governed by the JMH, Ethics and Medico-Legal Affairs Panel and by the JMH Standards and Regulation Division. In addition to GLP and cGMP, research involving human subject is governed by the JMH Guidelines for the Conduct of Research on Human Subjects. Furthermore, medicines, including natural products, require registration with the JMH prior to importation, distribution and sale in Jamaica as outlined in the Food and Drugs Act, 1964.

Marketing Plans and Strategies
Patient Acquisition
The Company’s planned expansion is contingent upon its patient member growth. Thus, its patient acquisition strategy is a critical component of its future success.
The Company plans to focus on a push-pull marketing strategy to generate patient leads. The marketing strategy will blend different marketing strategies to reach prospective patients (including through public relations campaigns, social media, digital marketing efforts through paid search and social media advertising, as well as potentially more traditional advertising channels such as television, radio and billboard advertising) as well as strategies to reach and educate the medical and therapy communities in jurisdictions that it plans to enter, including through medical education events.
The Company also markets and promotes itself to community physicians, as they are the individuals who most frequently provide the patient referrals. It focuses on the education of physicians via its website, podcast and through marketing materials.
Building Brand and Community
The Trip App extends the reach and awareness of the Company’s brand to a broader audience of users, and opens potential revenue and marketing channels for the Company by providing tools to interested people through digital media tools.
In addition to traditional public relations activities, the Company has a number of marketing plans and strategies designed to build brand awareness and community around psychedelic therapy opportunities, including education and outreach programs such as the Field Tripping Podcast and webinars, and a comprehensive social media strategy which comprises both paid and organic components.
Regulatory Restrictions on Branding
Colleges in Canada and Medical Boards in the United States impose certain restrictions on their members’ ability to conduct marketing and advertising activities.
Regulation of Advertising
Regulated professions in Canada and the United States, including physicians, psychotherapists, psychologists, and nurses, are subject to certain restrictions and requirements concerning advertising or soliciting patients. The restrictions vary by jurisdiction and profession. The Company will develop a compliance program to ensure adherence to these requirements.
Intellectual Property
The Company has developed proprietary processes, including its clinical techniques. While exploring the patentability of these techniques and processes, the Company relies on non-disclosure and confidentiality arrangements and trade secret protection.
The Company has invested significant resources towards developing a recognizable and unique brand and is in the process of seeking registration of trademarks with the Canadian Intellectual Property Office. The Company owns the website domains www.fieldtriphealth.com, www.meetfieldtrip.com and www.fieldtripping.fm and maintains a variety of social media accounts. The Company also has a podcast available located at www.fieldtripping.fm and is also available through other channels including Spotify, Apple Podcasts, iHeart Radio, Google Podcasts, and Simplecast.
The Company maintains strict standards and operating procedures regarding its intellectual property, including the standard use of non-disclosure, confidentiality, and intellectual property assignment agreements.

Trademarks
The Company has registered or filed to register, the following name and design for trademark protection in Canada and the United States. For additional details on the risks associated with the lack of trademark protection, please see Risk Factors — Intellectual Property:
The text and stylized logo for “field trip”, produced here:
The Company has applied for the following names for trademark protection in Canada and intends to do so in the United States. For additional details on the risks associated with the lack of trademark protection, please see Risk Factors — Intellectual Property:
The text “Field Trip Health”, “Field Trip Psychedelics”, “Field Tripping”, “Field Trip Discovery”, “Field Trip Basecamp” and “Field Trip Natural Products”.
In addition, the Company has a provisional patent relating to FT-104 composition and use that has been filed with the USPTO (63,045,901; June 30, 2020). See Description of the Business — Research and Development.
Cyclical or Seasonal Impacts
The business of psychedelic therapy and patient services is neither cyclical nor seasonal. Patient demand is based on medical need and this need is not a factor of season or markets. However, the business is subject to physician availability and the acceptance in the medical community of ketamine and other psychedelic substances as effective treatments for depression, PTSD, addiction, and other mental health conditions.
Environmental Protections
The Company’s business does not materially impact environmental conditions. The Company does not expect that there will be any financial or operational effects as a result of environmental protection requirements on its capital expenditures, profit or loss, or its competitive position in the current fiscal year or in future years.
Number of Employees
As of March 31, 2021, the Company has 104 employees, including contractors and part-time employees of affiliates (the Field Trip Health Centres), distributed among the following departments:
Department	Number of Employees
Clinical	30
Operations	14
HR, Finance, Legal	9
Executive	8
Sales and marketing	5
Technology	6
Research and development	4
Professional Corporations	28
Total	104

Reorganizations
Other than the Transaction, described in “General Development of the Business” above, there are no other applicable material reorganizations of your company or any of its subsidiaries. Additional details regarding the Transaction can be found in the Company’s Listing Statement as filed on SEDAR on October 5, 2020.

RISK FACTORS
There are various risk factors that could cause the Company’s future results to differ materially from those described in this AIF. The risks and uncertainties described below are those we currently believe to be material, but they are not the only ones we face. If any of the following risks, or any other risks and uncertainties that we have not yet identified or that we currently consider not to be material, actually occur or become material risks, our business, financial condition, results of operations and cash flows, and consequently the price of the Shares, could be materially and adversely affected. The risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements. See “Note Regarding Forward-Looking Statements” in this AIF.
Future Losses and Profitability
The Company has historically incurred losses and expects to incur an operating loss for the year ending March 31, 2022. The Company believes that operating losses will continue as it is planning to incur significant costs associated with the expansion of Field Trip Health Centres, its research and development initiatives with UWI and the clinical development of FT-104 and other projects. The Company’s net losses have had and will continue to have an adverse effect on, among other things, shareholders’ equity, total assets and working capital. The Company expects that losses will fluctuate from quarter to quarter and year to year, and that such fluctuations may be substantial. The Company cannot predict when it will become profitable, if at all.
Reliance on Additional Capital
As a health centre operator and service provider and a research and development company, the Company expects to spend substantial funds to continue these initiatives. The Company will also require significant additional funds if it expands its current clinical plans for FT-104. Therefore, for the foreseeable future, the Company will have to fund all of its operations and development expenditures from cash on hand, equity financings, through collaborations with other companies or through financings from other sources. If it does not succeed in raising additional funds on acceptable terms, the Company might not be able to complete its planned expansion of Field Trip Health Centres, its research and development initiatives with UWI and the clinical development of FT-104 and other projects. It is possible that future financing will not be available or, if available, may not be on favorable terms. The availability of financing will be affected by the achievement of the Company’s corporate goals, the results of operations, the ability to obtain regulatory approvals (where applicable) and the state of the capital markets generally and with particular reference to psychedelics companies. If adequate funding is not available, the Company may be required to delay, reduce or eliminate certain operations, or obtain funds on less favourable terms than the Company would otherwise accept. To the extent that external sources of capital become limited or unavailable or available on onerous terms, the Company’s intangible assets and its ability to continue its plans may become impaired, and the Company’s assets, liabilities, business, financial condition and results of operations may be materially or adversely affected.
Impact of the COVID-19 Pandemic
The novel coronavirus commonly referred to as “COVID-19” was identified in December 2019 in Wuhan, China. On January 30, 2020, the World Health Organization declared the outbreak a global health emergency, and on March 11, 2020, the spread of COVID-19 was declared a pandemic by the World Health Organization. The outbreak has spread throughout Europe, the Middle East and North America, causing companies and various international jurisdictions to impose restrictions such as quarantines, business closures and travel restrictions. While these effects are expected to be temporary, the duration of the business disruptions internationally and related financial impact cannot be reasonably estimated at this time. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operating subsidiaries in future periods. However, depending on the length and severity of the pandemic, COVID-19 could impact the Company’s operations, could cause delays relating to approval from the FDA and equivalent organizations in other countries, could postpone research activities, and could impair the Company’s ability to raise funds depending on COVID-19’s effect on capital markets.

The rapid development of the COVID-19 pandemic and the measures being taken by governments and private parties to respond to it are extremely fluid. While the Company has continuously sought to assess the potential impact of the pandemic on its operations, any assessment is subject to extreme uncertainty as to probability, severity and duration. The Company has attempted to assess the impact of the pandemic by identifying risks in the following principal areas:
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Mandatory Closure. In response to the pandemic, many provinces, states and localities have implemented mandatory shut-downs of business to prevent the spread of COVID-19. In the locations where the Company operates or conducts research activity, these activities have been deemed an “essential service”, and thus not subject to the mandatory closures applicable to non-essential businesses. It is uncertain what impact COVID-19 will have on the construction of the Company’s newly leased locations. If required, the Company will work with governmental authorities to seek temporary measures that allow it to remain operational, however, there is no guarantee that the Company will be permitted to remain operational. The Company’s ability to generate revenue and meet its milestones could be materially impacted by any shut down of operations or services.

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Patient Impact. If its patients or potential patients become ill with COVID-19, they may be forced to quarantine, decide to self-quarantine or not to visit Field Trip Health Centres to observe “social distancing”, it may have a material negative impact patient acquisition and retention as well as revenues while the pandemic continues.

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Research and Development Disruptions. The Company relies on a third party CMO, CRO and other personnel for its activities related to FT-104 and the Psilocybin Research, respectively. If these third parties are unable to continue operating due to mandatory closures or other effects of the pandemic, it may negatively impact the Company’s ability to meet its milestones and may significantly delay development. At this time, the Company has not experienced any significant disruptions.

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Staffing Disruption. The Company is, for the time being, implementing among its staff where feasible “social distancing” measures recommended by local authorities. The Company has cancelled nonessential travel by employees, implemented remote meetings where possible, and permitted all staff who can work remotely to do so. For those whose duties require them to work on-site, measures have been implemented to reduce infection risk, such as reducing contact with patients, mandating additional cleaning and hand disinfection and providing masks and gloves to certain personnel. Nevertheless, despite such measures, the Company may find it difficult to ensure that its operations remain staffed due to employees falling ill with COVID-19, becoming subject to quarantine, or deciding not to come to work on their own volition to avoid infection.

The Company is actively addressing the risk to business continuity represented by each of the above factors through the implementation of a broad range of measures throughout its structure and is re-assessing its response to the COVID-19 pandemic on an ongoing basis. The above risks individually or collectively may have a material impact on the Company’s ability to generate revenue.
The Company has sufficient cash on hand raised via equity financings to fund its operations for the next 18-months and meet its working capital requirements. To date, Field Trip Health Centres have not been subject to any “lock-down” restrictions as they are medical clinics and deemed an “essential service”. It is anticipated that the long-term goals of the Company will require additional capital contributions via debt or equity financings. In the event that the impact of COVID-19 worsens and negatively affects capital markets generally, there is a risk that the Company may not be able to secure funding for these long-term objectives. See “Risk Factors”.
Limited Operating History — General
The Company has not yet generated material revenue. Field Trip was incorporated in April 2019 and thus has a limited operating history. The Company is therefore subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial, and other resources and lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders’ investment and the likelihood of success must be considered in light of the early stage of operations.

Limited Operating History — Public Company
The Company has a limited operating history as a public company. The Common Shares and Warrants commenced trading on the CSE on October 6, 2020 and January 5, 2021, respectively. The Common Shares and Warrants were delisted from the CSE and listed on the TSX on June 7, 2021. As a reporting issuer, the Company is subject to reporting requirements under applicable securities law and, as of June 7, 2021, the policies of the TSX. Compliance with these requirements result in legal and financial compliance costs, make some activities more difficult, time consuming or costly and increase demand on existing systems and resources. Among other things, the Company is required to file annual, quarterly and current reports with respect to its business and results of operations and maintain effective disclosure controls and procedures and internal controls over financial reporting. In order to maintain and, if required, improve disclosure controls and procedures and internal controls over financial reporting to meet this standard, significant resources and management oversight is required. As a result, management’s attention may be diverted from other business concerns, which could harm the Company’s business and results of operations. The Company may need to hire additional employees to comply with these requirements in the future, which would increase its costs and expenses. Management of the Company believes that being a reporting issuer makes it more expensive to maintain director and officer liability insurance. This factor could also make it more difficult for the Company to retain qualified directors and executive officers. Failure or delay in compliance with reporting requirements under applicable securities law and the policies of the TSX could adversely affect the business, financial condition, liquidity and results of operations of the Company and, more specifically, could result in regulatory penalties, market criticism or the imposition of cease trade orders in respect of the Common Shares and Warrants.
Reliance on Forward-Looking Statements
Potential investors should not place undue reliance on forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, of both general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking statements or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate.
Failure to Achieve Milestones
From time to time, the Company may announce the timing of certain events it expects to occur, such as the anticipated timing of future Field Trip Health Centres becoming operational, research and development updates and results from its trials on FT-104. These statements are forward-looking and are based on the best estimates of management at the time relating to the occurrence of such events. However, the actual timing of such events may differ from what has been publicly disclosed. These variations in timing may occur as a result of different events, beyond the Company’s control having the effect of delaying the publicly announced timeline. The Company undertakes no obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise, except as otherwise required by law. Any variation in the timing of previously announced milestones could have a material adverse effect on its business plan, financial condition or operating results and the trading price of the Common Shares and Warrants.
Risks Associated with Drug Development
Drug development is subject to various laws, regulations and guidelines by governmental authorities. Laws and regulations, applied generally, grant government agencies and self-regulatory bodies broad administrative discretion over the drug development activities of the Company, including the power to limit or restrict business activities as well as impose additional disclosure requirements on the Company’s products and services.
Given the early stage of FT Discovery’s product development, the Company can make no assurance that its research and development programs will result in regulatory approval or commercially viable products. To achieve profitable operations, the Company, alone or with others, must successfully develop, gain regulatory approval for, and market its future products. The Company currently has no products that have been approved by the FDA, Health Canada or any similar regulatory authority. To obtain regulatory approvals for its product candidates being developed and to achieve commercial success, clinical trials must demonstrate that the product candidates are safe for human use and that they demonstrate efficacy. The Company has not yet completed later stage clinical trials for any of its product candidates.
Many product candidates never reach the stage of clinical testing and even those that do have only a small chance of successfully completing clinical development and gaining regulatory approval. Product candidates may fail for a number of reasons, including being unsafe for human use or due to the failure to provide therapeutic benefits equal to or better than the standard of treatment at the time of testing. Unsatisfactory results obtained from a particular study relating to a research and development program may cause the Company or its collaborators to abandon commitments to that program. Positive results of early pre-clinical research may not be indicative of the results that will be obtained in later stages of pre-clinical or clinical research. Similarly, positive results from early-stage clinical trials may not be indicative of favourable outcomes in later-stage clinical trials, and the Company can make no assurance that any future studies, if undertaken, will yield favourable results.
The early stage of FT Discovery’s product development makes it particularly uncertain whether any of its product development efforts will prove to be successful and meet applicable regulatory requirements, and whether any of its product candidates will receive the requisite regulatory approvals, be capable of being manufactured at a reasonable cost or be successfully marketed. If the Company is successful in developing its current and future product candidates into approved products, the Company will still experience many potential obstacles, which would affect the Company’s ability to successfully market and commercialize such approved products, such as the need to develop or obtain manufacturing, marketing and distribution capabilities, price pressures from third-party payors, or proposed changes in health care systems. If the Company is unable to successfully market and commercialize any of its products, its financial condition and results of operations may be materially and adversely affected.
The Company can make no assurance that any future studies, if undertaken, will yield favorable results. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in later-stage clinical trials after achieving positive results in early-stage development, and the Company cannot be certain that it will not face similar setbacks. These setbacks have been caused by, among other things, pre-clinical findings made while clinical trials were underway or safety or efficacy observations made in clinical trials, including previously unreported adverse events. Moreover, pre-clinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in pre-clinical studies and clinical trials nonetheless failed to obtain FDA approval. If the Company fails to produce positive results in its future clinical trials of FT-104, the development timeline and regulatory approval and commercialization prospects for FT-104, would be materially adversely affected which may have materially adversely impact on the Company’s business.
Regulation of Healthcare Services Generally
Healthcare service providers in Canada are subject to various governmental regulation and licensing requirements and, as a result, government regulations and funding are critical to the Company’s business. Any change in governmental regulation, delisting of services, and licensing requirements relating to healthcare services, or their interpretation and application, could adversely affect the business, financial condition and results of operations of the Company. In addition, the Company could incur significant costs in the course of complying with any changes in the regulatory regime. Non-compliance with any existing or proposed laws or regulations could result in audits, civil or regulatory proceedings, fines, penalties, injunctions, recalls or seizures, any of which could adversely affect the reputation, operations or financial performance of the Company.
Risks Inherent in the Nature of the Health Clinic Industry
Changes in operating costs (including costs for maintenance, insurance), inability to obtain permits required to conduct the Company’s business, changes in health care laws and governmental regulations, and various other factors may significantly impact the ability of the Company to generate revenues. Certain significant expenditures, including legal fees, borrowing costs, maintenance costs, insurance costs and related charges, must be made to operate the Field Trip Health Centres, regardless of whether the Company is generating revenue.

Potential Regulation of Truffles Containing Psilocybin under the Opium Act
As noted above, Field Trip Health B.V. is seeking licensing in the category of “other care” or alternative care. In the event that the Dutch authorities take the position that therapy with truffles qualifies as “regular care”, the Company would then need to take steps to comply with local laws applicable to a healthcare      provider, including but not limited to: (i) having a quality program in place which has been registered at the Netherlands Healthcare Institute and made public; (ii) verifying that care providers have not functioned in a way that impedes the provision of care; (iii) reporting emergencies in the provision of care and the dismissal of care providers due to underperformance to local regulatory bodies and (iv) in certain circumstances, installing a client council. In the event that the Dutch authorities take the position that truffles containing psilocybin qualify as medicinal product, either through actions by the Company or by third parties (such as registering truffles containing psilocybin as medicinal product) the Company would need to ensure that storing, selling and providing the truffles complies with local laws applicable to placing medicinal products on the market. Any changes in applicable laws and regulations could have an adverse effect on the Company’s business prospects in the Netherlands. The Company cannot predict the impact, cost or time required to comply with any change to the Dutch legal regime, which may significantly delay or impact the development of its business in the Netherlands. There is no assurance that activities of the Company in the Netherlands will continue to be legally permissible or viable in such an event.
Uncertainty Related to Potential Oregon Operations and Other States
As a result of Measure 109, there is a possibility that the Company may choose to expand its operations to the State of Oregon. While any activity in Oregon will be in compliance with laws applicable to Oregon, the decision to pursue operations in Oregon will depend on the regulatory framework established by the state government. The Company does not, and will not knowingly, engage in activities that are illegal in any jurisdiction where it operates. There is a possibility that operations of the Company that are in compliance with the laws of Oregon (or other states where similar initiatives have been announced such as Florida, California, Hawaii and Connecticut) could conflict or be in contravention of the federal laws of the United States. In such a circumstance, the Company’s existing operations in the United States, and any future operations or investments, may become the subject of heightened scrutiny or enforcement by regulators, stock exchanges and other authorities in Canada and the United States. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Company’s ability to operate or invest in the United States or any other jurisdiction. While currently the Company operates in compliance with applicable laws and as such is not prohibited from sourcing any access public or private capital, in the event that the Company’s activities in such states are in violation of applicable United States federal laws, it may have difficulty accessing the service of banks or sourcing financing on commercially reasonable terms or at all.
Risks Related to Regulatory Changes
In Canada, psilocybin is classified as a Schedule III drug and ketamine as a Schedule I drug under the CDSA. In the United States, psilocybin is classified as a Schedule I drug and ketamine is classified as a Schedule III drug under the CSA. All activities involving such substances by or on behalf of the Company are conducted in accordance with applicable federal, provincial, state and local laws. While the Company is focused on programs using ketamine and psychedelic inspired compounds, the Company does not have any direct or indirect involvement with the illegal selling, production or distribution of any substances in the jurisdictions in which it operates and does not intend to have any such involvement. However, a violation of any applicable laws the jurisdictions in which the Company operates could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings initiated by either government entities in the jurisdictions in which the Company operates, or private citizens or criminal charges.
Any changes in applicable laws and regulations could have an adverse effect on the Company’s operations. The psychedelic drug industry is a fairly new industry and the Company cannot predict the impact of the ever-evolving compliance regime in respect of this industry. Similarly, the Company cannot predict the time required to secure all appropriate regulatory approvals for future products, or the extent of testing and documentation that may, from time to time, be required by governmental authorities. The impact of compliance regimes, any delays in obtaining, or failure to obtain regulatory approvals may significantly delay or impact the development of markets, its business and products, and sales initiatives and could have a material adverse effect on the business, financial condition and operating results of the Company. The Company will incur ongoing costs and obligations related to regulatory compliance. Failure to comply with regulations may result in additional costs for corrective measures, penalties or result in restrictions on the Company’s operations. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Company’s operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the business, financial condition and operating results of the Company.
The success of the Company’s business is dependent on its activities being permissible under applicable laws and any reform of controlled substances laws or other laws may have a material impact on the Company’s business and success. There is no assurance that activities of the Company will continue to be legally permissible.
The potential reclassification of psilocybin and other psychedelic drugs in the United States could create additional regulatory burdens on the Company’s operations and negatively affect the Company’s results of operations.
If psilocybin and/or other psychedelic drugs are rescheduled under the CSA as a Schedule II or lower controlled substance (i.e., Schedule III, IV or V), it may materially alter enforcement policies across many federal agencies, primarily the FDA and DEA. The FDA is responsible for ensuring public health and safety through regulation of food, drugs, supplements, and cosmetics, among other products, through its enforcement authority pursuant to the Federal Food, Drug, and Cosmetic Act. The FDA’s responsibilities include regulating the ingredients as well as the marketing and labeling of drugs sold in interstate commerce. Since it is currently illegal under federal law to produce and sell psilocybin and psychedelic drugs other than Ketamine and as there are no federally recognized medical uses, the FDA has historically deferred enforcement related to these products to the DEA. If psilocybin and/or other psychedelic drugs were to be rescheduled to a federally controlled, yet legal, substance, the FDA would likely play a more active regulatory role. The DEA would continue to be active in regulating manufacturing, distribution and dispensing of such substances. Multi-agency regulation and enforcement could materially affect the Company’s costs associated with research and/or therapeutic uses of these substances in its business.
Speculative Nature of Investment Risk
An investment in the securities of the Company carries a high degree of risk and should be considered as a speculative investment. The Company has no history of earnings, limited cash reserves, limited operating history, has not paid dividends, and is unlikely to pay dividends in the immediate or near future.
Non-Compliance with Laws
Under the CDSA, ketamine is currently a Schedule I drug and psilocybin is currently a Schedule III drug. Under the CSA, ketamine is currently a Schedule III drug and psilocybin is currently a Schedule I drug. The Company’s operations are conducted in strict compliance with the laws and regulations regarding its activities with such substances. As such, all facilities engaged with such substances by or on behalf of the Company do so under current licenses, permits and approvals, as applicable, issued by appropriate federal, provincial, state and local governmental agencies. While the Company is focused on programs using ketamine and psychedelic inspired compounds, the Company does not have any direct or indirect involvement with the illegal selling, production or distribution of any substances in the jurisdictions in which it operates and does not intend to have any such involvement. However, a violation of any applicable laws and regulations, such as the CDSA and CSA, or of similar legislation in the jurisdictions in which it operates, including the Netherlands, could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings initiated by the government entities in the jurisdictions in which the Company operates, private citizens or criminal charges. Any such violations could have an adverse effect on the Company’s operations. Further, there is no guarantee that psychedelic drugs or psychedelic inspired drugs will ever be approved as medicines in any jurisdiction in which the Company operates.
The activities of the Field Trip Health Centres and the medical personnel operating the Field Trip Health Centres are subject to regulation by governmental authorities, and the Company’s business objectives are contingent, in part, upon its and its personnel’s compliance with regulatory requirements enacted by these governmental authorities, and obtaining all regulatory approvals, where necessary, for the carrying on of business at the Field Trip Health Centres. Any delays in obtaining, failure to obtain, or violations of regulatory approvals and requirements would significantly delay the development of markets and products and could have a material adverse effect on the business, results of operations and financial condition of the Company.
Risks Related to Prescribing Medication
Provincial and state medical boards or other regulatory bodies could take disciplinary action against the Company’s physicians for excessive psychedelic prescriptions. Physician prescription patterns may be tracked and may be used to impose disciplinary action on physicians who prescribe psychedelics at a high rate. If any of the Company’s physicians are deemed to be prescribing psychedelics excessively, such physicians could face disciplinary action, including, revocation of the physician’s license. Any disciplinary action or license revocation of physicians who work at a Field Trip Health Centres could result in such Field Trip Health Centre not having sufficient physicians to address patient needs and could adversely affect the Company’s business.
Unfavourable Publicity or Consumer Perception
The success of the psychedelic therapy industry may be significantly influenced by the public’s perception of psychedelic medicinal applications. Psychedelic therapy is a controversial topic, and there is no guarantee that future scientific research, publicity, regulations, medical opinion, and public opinion relating to psychedelic therapy will be favourable. The psychedelic therapy industry is an early-stage business that is constantly evolving, with no guarantee of viability. The market for psychedelic therapy is uncertain, and any adverse or negative publicity, scientific research, limiting regulations, medical opinion and public opinion relating to the consumption of psychedelic therapy may have a material adverse effect on the Company’s operational results, consumer base and financial results.
Social Media
There has been a recent marked increase in the use of social media platforms and similar channels that provide individuals with access to a broad audience of consumers and other interested persons. The availability and impact of information on social media platforms is virtually immediate and many social media platforms publish user-generated content without filters or independent verification as to the accuracy of the content posted. Information posted about the Company may be averse to the Company’s interests or may be inaccurate, each of which may harm the Company’s business, financial condition and results of operations.
Patient Acquisitions
The Company’s success will depend, in part, on its ability to attract and retain patients. There are many factors which could impact the Company’s ability to attract and retain patients, including the successful implementation of the Company’s patient-acquisition plans and the continued growth in the aggregate number of patients selecting psychedelic therapy as a treatment option. The Company’s failure to acquire and retain patients as clients would have a material adverse effect on the Company’s business, operating results and financial condition.
Development Risks
Future development of the Company’s business may not yield expected returns and may strain management resources. Development of the Company’s revenue streams is subject to a number of risks, including construction delays, cost overruns, financing risks, cancellation of key service contracts, and changes in government regulations. Overall costs may significantly exceed the costs that were estimated when the project was originally undertaken, which could result in reduced returns, or even losses, from such investments.
Acquisitions and Strategic Collaborations
The Company has in the past and may in the future seek to expand its pipeline and capabilities by acquiring one or more companies or businesses or entering into collaborations. Acquisitions and collaborations involve numerous risks, including, but not limited to: substantial cash expenditures; technology development risks; potentially dilutive issuances of equity securities; incurrence of debt and contingent liabilities, some of which may be difficult or impossible to identify at the time of acquisition; difficulties in assimilating the operations of the acquired companies; potential disputes regarding contingent consideration; diverting management’s attention away from other business concerns; entering markets in which we have limited or no direct experience; and potential loss of our key employees or key employees of the acquired companies or businesses.
Management has experience in making acquisitions and entering collaborations; however, we cannot provide assurance that any acquisition or collaboration will result in short-term or long-term benefits to it. We may incorrectly judge the value or worth of an acquired company or business. In addition, our future success depends in part on our ability to manage the rapid growth associated with some of these acquisitions and collaborations. We cannot provide assurance that we would be able to successfully combine our business with that of acquired businesses or manage a collaboration. Furthermore, the development or expansion of our business may require a substantial capital investment by the Company.
Substantial Risk of Regulatory or Political Change.
The success of the business strategy of the Company depends on the legality of the use of psychedelics for the treatment of mental health conditions and the acceptance of such use in the medical community. The political environment surrounding the psychedelics industry in general can be volatile. As of the date of this AIF, Canada and the United States permit the use of ketamine or a derivative thereof as a treatment for certain mental health conditions; however, the risk remains that a shift in the regulatory or political realm could occur and have a drastic impact on the use of psychedelics as a whole, adversely impacting the Company’s ability to successfully operate or grow its business.
Government Regulations, Permits and Licenses
The Company’s operations may be subject to governmental laws or regulations promulgated by various legislatures or governmental agencies from time to time. A breach of such legislation may result in the imposition of fines and penalties. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations. The Company intends to fully comply with all governmental laws and regulations. The physicians that recommend psychedelic therapy to the Company’s patients will be subject to various federal, provincial and municipal laws in Canada. While there are currently no indications that the Company will require approval by a governmental or regulatory authority in Canada, the United States or Jamaica, such approvals may ultimately be required. If any permits are required for the Company’s operations and activities in the future, there can be no assurance that such permits will be obtainable on reasonable terms or on a timely basis, or that applicable laws and regulations will not have an adverse effect on the Company’s business.
The results of pre-clinical testing of FT-104 are uncertain and it may fail as a product candidate in the pre-clinical phase or at any other stage of clinical development. For instance, psilocybin is currently a controlled substance with no approved use in Canada or the United States, and the Company selected Jamaica for Psilocybin Research and development because Jamaica is one of the few jurisdictions in the world with a legal environment that would permit such activities with no regulatory requirements. If a medical use for psilocybin is not developed or, if developed, is not approved for use in Canada, the United States and other jurisdictions, the commercial opportunity that the Company is pursuing may be highly limited.
The current and future operations of the Company are and will be governed by laws and regulations governing the healthcare industry, labour standards, occupational health and safety, land use, environmental protection, and other matters. Amendments to current laws, regulations and permits governing operations and activities of health clinics, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or costs, or reduction in levels of its medical services.
Reliance on Third-Party Licenses
A substantial number of patents have already been issued to other biotechnology and pharmaceutical companies. To the extent that valid third-party patent rights cover any future products or services, the

Company would be required to seek licenses from the holders of these patents in order to manufacture, use or sell these products and services, and payments under them would reduce the Company’s profits from these products and services. The Company is currently unable to predict the extent to which it may wish or be required to acquire rights under such patents, the availability and cost of acquiring such rights, and whether a license to such patents will be available on acceptable terms or at all. There may be patents in Canada, the United States or in foreign countries or patents issued in the future that are unavailable to license on acceptable terms. The Company’s inability to obtain such licenses may hinder or eliminate its ability to manufacture and market its products.
Changes to Patent Law
The Company is dependent on intellectual property rights, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves technological and legal complexity, and obtaining and enforcing biopharmaceutical patents is costly, time consuming and inherently uncertain. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to the Company’s ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts, and the USPTO the laws and regulations governing patents could change in unpredictable ways that would weaken the Company’s ability to obtain new patents or to enforce existing patents and patents.
Ketamine as a Pharmaceutical
The Company is currently administering oral ketamine lozenges to patients at the Toronto Health Centre, which is not subject to OHPIP (as such term is defined below) oversight. The Company has received correspondence from the College of Physicians and Surgeons of Ontario (“CPSO”) advising that, while the administration of lozenges does not currently fall within the scope of the Out-of-Hospital Inspection Program (“OHPIP”), the OHPIP may be expanded in the future to include lozenges. To the extent that ketamine is administered by a member of the CPSO, the Company may have to cease administration of ketamine by physicians. In such an event and if required to continue operations, the Company intends to seek OHPIP certification for the Toronto Health Centre, but as there is no guarantee that such certificate will be obtained or obtained in a timely manner, the Company has developed plans that it believes will enable it to continue operating the Toronto Health Centre without seeking OHPIP certification such as using medical professionals not subject to CPSO oversight. For instance, the Company has received a legal opinion that OHPIP does not apply to the prescribing or administration of oral ketamine lozenges by nurse practitioners. In either case, such result could have a material impact on the Company’s business and results of operations.
US law does not regulate the mode of administration of ketamine. Provided the physician is licensed, the method of administration is left to the discretion of the physician.
Non-Referrals
Physicians may not refer patients to Field Trip Health Centres. In addition, as the market grows, and general practitioners become more comfortable and knowledgeable about the psychedelic therapy industry and products available, they may choose to write prescriptions directly for their own patients rather than refer them to an outside clinic.
Negative Cash Flow from Operating Activities
The Company has had negative cash flow from operating activities since inception and may never be profitable. Significant capital investment will be required to achieve the Company’s existing plans. There is no assurance that the Company’s business will generate earnings, operate profitably, or provide a return on investment in the near future. Accordingly, the Company may be required to obtain additional financing in order to meet its future cash commitments
Management of Growth
The Company may be subject to growth-related risks, including pressure on its internal systems and controls. The Company’s ability to manage its growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Company to deal with this growth could have a material adverse impact on its business, operations and prospects. While management believes that it will have made the necessary investments in infrastructure to process anticipated volume increases in the short term, the Company may experience growth in the number of its employees and the scope of its operating and financial systems, resulting in increased responsibilities for the Company’s personnel, the hiring of additional personnel and, in general, higher levels of operating expenses. In order to manage its current operations and any future growth effectively, the Company will also need to continue to implement and improve its operational, financial and management information systems and to hire, train, motivate, manage and retain its employees. There can be no assurance that the Company will be able to manage such growth effectively, that its management, personnel or systems will be adequate to support the Company’s operations or that the Company will be able to achieve the increased levels of revenue commensurate with the increased levels of operating expenses associated with this growth.
Reliance on Management Team, Key Executives and Scientists
The Company will depend on certain key senior managers who have developed strong relationships in the industry to oversee the Company’s core marketing, business development, operational and fund-raising activities. Their loss or departure in the short-term would have an adverse effect on the Company’s future performance.
The loss of the Company’s executive officers or other key members of the Company’s staff, could harm the Company. The Company also depends on its scientific and clinical collaborators and advisors, all of whom have outside commitments that may limit their availability to the Company. In addition, the Company believes that its future success will depend in large part upon its ability to attract and retain highly skilled scientific, managerial, medical, manufacturing, clinical and regulatory personnel, particularly as the Company expands its operations. The Company enters into agreements with its scientific and clinical collaborators and advisors, key opinion leaders and academic partners in the ordinary course of its business. The Company also enters into agreements with physicians in the ordinary course of its business. Notwithstanding these arrangements, the Company faces significant competition for these types of personnel from other companies, research and academic institutions, government entities and other organizations. The Company cannot predict its success in hiring or retaining the personnel it requires for continued growth. The loss of the services of any of the Company’s executive officers or other key personnel could potentially harm its business, operating results or financial condition.
Employee Misconduct and Non-Compliance with Regulatory Standards and Requirements
The Company is exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include failures to comply with applicable regulations, provide accurate information to the governmental authorities, comply with protocol and standards the Company has established, comply with federal, provincial, state and local laws, healthcare, fraud and abuse laws and regulations, report financial information or data accurately or disclose unauthorized activities to the Company. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing, and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to the Company’s reputation. If any such actions are instituted against the Company, and the Company is not successful in defending itself or asserting its rights, those actions could have a substantial impact on the Company’s business and results of operations, including the imposition of substantial fines or other sanctions.
Risks Related to Acquisitions or Collaborations
The Company has in the past and may in the future seek to expand its pipeline and capabilities by acquiring one or more companies or businesses or entering into collaborations. Acquisitions and collaborations involve numerous risks, including, but not limited to: substantial cash expenditures; technology development risks; potentially dilutive issuances of equity securities; incurrence of debt and contingent liabilities, some of which may be difficult or impossible to identify at the time of acquisition; difficulties in assimilating the operations of the acquired companies; potential disputes regarding contingent consideration; diverting the Company’s management’s attention away from other business concerns; entering markets in which the Company has limited or no direct experience; and potential loss of the Company’s key employees or key employees of the acquired companies or businesses.
The Company’s management has experience in making acquisitions and entering collaborations; however, the Company cannot provide assurance that any acquisition or collaboration will result in short-term or long-term benefits to it. The Company may incorrectly judge the value or worth of an acquired company or business. In addition, the Company’s future success would depend in part on its ability to manage the rapid growth associated with some of these acquisitions and collaborations. The Company cannot provide assurance that it would be able to successfully combine its business with that of acquired businesses or manage a collaboration. Furthermore, the development or expansion of the Company’s business may require a substantial capital investment by the Company.
Competitive Conditions
The psychedelic therapy business in Canada is an emerging industry with high levels of competition. The Company’s current business plan is the establishment of a North American chain of Ketamine-Enhanced Psychotherapy, psychedelic-enhanced psychotherapy and psychedelic-integration psychotherapy health centres. The Company expects that, due to the urgent need for new and innovative treatments for mental health conditions and the evidence-based studies showing the impact of psychedelics as a treatment for mental health conditions, psychedelics as a treatment for these conditions will become more accepted in the medical community. As such, the Company expects to compete with numerous other similar businesses as well as with individual medical professionals who undertake the prescribing and supervising of psychedelics to their patients. While the Company was an early entrant to the psychedelic-enhanced psychotherapy market in Canada, other market participants have emerged, as there are no significant barriers to entry. The Company expects to face intense competition from new or existing market participants, some of which may have greater financial resources and technical facilities. Increased competition by larger and better financed competitors could materially and adversely affect the business, financial condition and results of operations of the Company. This increases the risk that the Company will not be able to access financing when needed, or at all.
In relation to FT Discovery, the biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. The Company’s competitors include large, well-established pharmaceutical companies, biotechnology companies, and academic and research institutions developing therapeutics for the same indications the Company is targeting and competitors with existing marketed therapies. Many other companies are developing or commercializing therapies to treat the same diseases or indications for which FT-104 or the Company’s other product candidates may be useful. Many of the Company’s competitors have substantially greater financial, technical and human resources than the Company does and have significantly greater experience than the Company in conducting preclinical testing and human clinical trials of product candidates, scaling up manufacturing operations and obtaining regulatory approvals of products. Accordingly, the Company’s competitors may succeed in obtaining regulatory approval for products more rapidly than the Company.
Risks Regarding Foreign Operations
The Toronto Health Centre and the Company’s current principal business operations are located in Canada. The Company also has Field Trip Health Centres in the States of New York, California, Illinois Georgia and Texas and has entered into lease agreements for additional Field Trip Health Centres in the State of Washington and the District of Columbia. The Company has plans in the near-term to expand its operations to other states in the United States and Europe. Currently, the Company is conducting research and development at the Jamaica Facility. As a result, there is a risk that regulatory changes as well as economic or political uncertainty could require that the Company re-evaluate its business prospects and could negatively impact upon its ability to conduct its research initiatives. The Company is not dependent on any current or future foreign operations, as they are not core to the business of the Company. The Company does not have any other risks and/or dependencies on foreign operations.

Intellectual Property
Failure to obtain or register trademarks used or proposed to be used in our business could require the Company to rebrand, resulting in a material adverse impact on its business. If the Company is unable to register or, if registered, maintain effective patent rights for its product candidates, the Company may not be able to effectively compete in the market. If the Company is not able to protect its proprietary information and know-how, such proprietary information may be used by others to compete against the Company. The Company may not be able to identify infringements of its patents (if and when granted), and, accordingly, the enforcement of its intellectual property rights may be difficult. Once such infringements are identified, enforcement could be costly and time consuming. Third party claims of intellectual property infringement, whether or not reasonable, may prevent or delay the Company’s development and commercialization efforts.
The Company’s success will depend in part upon its ability to protect its intellectual property and proprietary technologies and upon the nature and scope of the intellectual property protection the Company receives. The ability to compete effectively and to achieve partnerships will depend on its ability to develop and maintain proprietary aspects of the Company’s technology and to operate without infringing on the proprietary rights of others. The presence of such proprietary rights of others could severely limit its ability to develop and commercialize its products and to conduct its existing research, and could require financial resources to defend litigation, which may be in excess of the Company’s ability to raise such funds. There is no assurance that the Company’s patent applications submitted or those that it intends to acquire will be approved in a form that will be sufficient to protect its proprietary technology and gain or keep any competitive advantage that the Company may have or, once approved, will be upheld in any post-grant proceedings brought by any third parties.
The patent positions of pharmaceutical companies can be highly uncertain and involve complex legal, scientific and factual questions for which important legal principles remain unresolved. Patents issued to the Company may be challenged, invalidated or circumvented. To the extent the Company’s intellectual property offers inadequate protection, or is found to be invalid or unenforceable, the Company will be exposed to a greater risk of direct competition. If its intellectual property does not provide adequate protection against the Company’s competitors, its competitive position could be adversely affected, as could the Company’s business, financial condition and results of operations. Both the patent application process and the process of managing patent disputes can be time consuming and expensive, and the laws of some foreign countries may not protect the Company’s intellectual property rights to the same extent as do the laws of Canada and the United States. The Company will be able to protect its intellectual property from unauthorized use by third parties only to the extent that its proprietary technologies, key products, and any future products are covered by valid and enforceable intellectual property rights, including patents, or are effectively maintained as trade secrets, and provided the Company has the funds to enforce its rights, if necessary.
Litigation — General
The Company may become party to litigation from time to time in the ordinary course of business, including a medical malpractice claim, or a claim based in related legal theories of negligence or vicarious liability among others if a physician at a Field Trip Health Centre causes injury, which could adversely affect the Company’s business. Should any litigation in which the Company becomes involved be determined against the Company, such a decision could adversely affect the Company’s ability to continue operating and the market price for the Common Shares. Even if the Company is involved in litigation and wins, litigation can redirect significant resources. Litigation may also create a negative perception of the Company’s business.
Litigation — Intellectual Property
The pharmaceutical industry is characterized by extensive patent litigation. Other parties may have patents that allege that the Company’s patent application infringes upon existing patents. Such proceedings could result in adverse decisions regarding: the patentability of FT-104; and the enforceability, validity, or scope of protection offered to FT-104. If the Company is unable to avoid infringing the patent rights of others, the Company may be required to seek a license, defend an infringement action, or challenge the validity of the patents in court. Regardless of the outcome, patent litigation is costly and time consuming. In some cases, the Company may not have sufficient resources to bring these actions to a successful conclusion. In addition, if the Company does not obtain a license, develop or obtain non-infringing technology, fail to defend an infringement action successfully or have infringed patents declared invalid, the Company may incur substantial monetary damages, encounter significant delays in bringing its key products to market and be precluded from the manufacture, use or sale of FT-104. Even if the Company is successful in these proceedings, it may incur substantial costs and divert management time and attention in pursuing these proceedings, which could have a material adverse effect on the Company.
Insurance Coverage
The Company believes its insurance coverage addresses all material risks to which it is exposed and is adequate and customary in its current state of operations, however such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which the Company is exposed. Moreover, there can be no guarantee that the Company will be able to obtain adequate insurance coverage in the future or obtain or maintain liability insurance on acceptable terms or with adequate coverage against all potential liabilities.
Product Liability
If and when the Company develops any product, including FT-104, if ever developed, it would be exposed to the risk of product liability claims alleging that use of its product caused an injury or harm. These claims can arise at any point in the development, testing, manufacture, marketing or sale of a product and may be made directly by patients involved in clinical trials of its product candidates, by consumers or healthcare providers or by individuals, organizations or companies selling its products. Product liability claims can be expensive to defend, even if the product or product candidate did not actually cause the alleged injury or harm.
Insurance covering product liability claims becomes increasingly expensive as a product moves through the development pipeline to commercialization. The Company currently maintains what it views as sufficient liability insurance coverage for its current operations; however, there can be no assurance that such insurance coverage is or will continue to be adequate or available to the Company at a cost acceptable to it or at all. The Company may choose or find it necessary to increase its insurance coverage in the future. The Company may not be able to secure greater or broader product liability insurance coverage on acceptable terms or at reasonable costs when needed. Any liability for damages resulting from a product liability claim could exceed the amount of its coverage, require the Company to pay a substantial monetary award from its own cash resources and have a material adverse effect on its business, financial condition and results of operations. Moreover, a product recall, if required, could generate substantial negative publicity about its products and business, inhibit or prevent commercialization of other products and product candidates or negatively impact existing or future collaborations.
Holding Company
The Company is a holding company and essentially all of its assets are the shares of its material subsidiary, Field Trip Psychedelics Inc., and, in turn, all of this subsidiary’s material assets are the shares of its material subsidiaries. As a result, investors in the Company are subject to the risks attributable to its subsidiaries. As a holding company, the Company will conduct substantially all of its business through its subsidiaries, which generate substantially all of its revenues. Consequently, the Company’s cash flows and ability to complete current or desirable future enhancement opportunities are dependent on the earnings of its subsidiaries and the distribution of those earnings to the Company. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing their debt, as applicable. In the event of a bankruptcy, liquidation or reorganization of any of the Company’s material subsidiaries, holders of any indebtedness and trade creditors may be entitled to payment of their claims from the assets of those subsidiaries before the Company.
Early Stage Companies
Market perception of early stage companies may change, potentially affecting the value of investors’ holdings and the ability of the Company to raise further funds through the issue of further Common Shares or otherwise. The share price of publicly traded early stage companies can be highly volatile. The value of the Common Shares may rise or fall and, in particular, the share price may be subject to sudden and large falls in value given the restricted marketability of the Common Shares.
A Significant Number of Common Shares are Owned by a Limited Number of Existing Shareholders
The Company’s management, directors and employees own a substantial number of the outstanding Common Shares (on a non-diluted and partially-diluted basis). As such, the Company’s management, directors and employees, as a group, are in a position to exercise influence over matters requiring shareholder approval, including the election of directors and the determination of corporate actions. As well, these shareholders could delay or prevent a change in control of the Company that could otherwise be beneficial to the Company’s shareholders.
The Company must rely largely on its own market research to forecast the utilization of its services, as detailed forecasts are not generally obtainable from other sources at this early stage of the psychedelics industry in Canada and the U.S. A failure in the demand for its services to materialize as a result of competition, technological change, market acceptance or other factors could have a material adverse effect on the business, results of operations and financial condition of the Company.
From time to time, studies or clinical trials on various aspects of biopharmaceutical products are conducted by academic researchers, competitors or others. The results of these studies or trials, when published, may have a significant effect on the market for the biopharmaceutical product that is the subject of the study. The publication of negative results of studies or clinical trials or adverse safety events related to the FT Discovery, or the Field Trip Health Centres, could adversely affect the Company’s ability to finance future developments or the price of the Common Shares, and the Company’s business and financial results could be materially and adversely affected.
Unpredictability and Volatility of the Common Shares
Publicly-traded securities, such as those of the Company, will not necessarily trade at values determined by reference to the underlying value of its business. The prices at which the Common Shares will trade cannot be predicted. The market price of the Common Shares could be subject to significant fluctuations in response to a variety of factors, including the following: actual or anticipated fluctuations in our quarterly results of operations; recommendations by securities research analysts; changes in the economic performance or market valuations of companies in the industry in which we operate; additions or departures by our executive officers and other key personnel; significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Company or our competitors; operating and share price performance of other companies that investors deem comparable to the Company; and news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Company’s industry or target markets.
In addition, the securities markets have experienced significant price and volume fluctuations from time to time in recent years that often have been unrelated or disproportionate to the operating performance of particular issuers. These broad fluctuations may adversely affect the market price of the Common Shares. Accordingly, investors may not be able to sell their Common Shares at their initial purchase price.
Milestones and Use of Funds
This AIF incorporates by reference details on the Company’s business objectives and milestones, as described in the Company’s management discussion & analysis for the fiscal year ended March 31, 2021 under the heading “Milestones and Available Funds”. This includes the Company’s estimate of its use of available funds over the period described therein. As the Company further expands its business, it is possible that results and circumstances may dictate a departure from the current expected uses. Further, the Company may, from time to time, as opportunities arise, utilise its financial resources to participate in additional opportunities that arise and fit within the Company’s broader objectives, as a means of advancing shareholder value.
Conflicts of Interest
Some of the Company’s directors and officers may act as directors and/or officers of other health and wellness companies. As such, such directors and officers may be faced with conflicts of interests when evaluating alternative health and wellness opportunities. In addition, the Company’s directors and officers may prioritize the business affairs of another company over the affairs of the Company.
Personnel
The Company has a small management team and the loss of any key individual could affect the Company’s business. Any inability to secure and/or retain appropriate personnel may have a materially adverse impact on the business and operations of the Company.
Tax Issues
Income tax consequences in relation to the purchase and sale of Common Shares will vary according to the circumstances of each purchaser. Prospective purchasers should seek independent advice from their own tax and legal advisers prior to purchasing any Common Shares.
Liquidity of the Common Shares
The listing of the Common Shares on the TSX should not be taken as implying that there will be a liquid market for the Common Shares. Investors should be aware that the value of the Common Shares may be volatile. Investors may, on disposing of their Common Shares, realise less than their original investment, or may lose their entire investment. The Common Shares, therefore, may not be suitable as an investment.
The market price of the Common Shares may not reflect the underlying value of the Company’s net assets. The price at which the Common Shares will be traded, and the price at which investors may purchase and sell their Common Shares, will be influenced by a large number of factors, some specific to the Company and its proposed operations, and some which may affect the sectors in which the Company operates. Such factors could include the performance of the Company’s operations, large purchases or sales of the Common Shares, liquidity or the absence of liquidity in the Common Shares, legislative or regulatory changes relating to the business of the Company, and general market and economic conditions.
Substantial Number of Authorized but Unissued Shares
The Company has an unlimited number of Common Shares that may be issued by the Board without further action or approval of the Company’s shareholders. While the Board is required to fulfill its fiduciary obligations in connection with the issuance of such shares, the shares may be issued in transactions with which not all shareholders agree, and the issuance of such shares will cause dilution to the ownership interests of the Company’s shareholders.
Foreign Currency Fluctuations
The Company may be adversely affected by foreign currency fluctuations. The Company has operations in Canada, the United States, Jamaica and the Netherlands. Also, a significant portion of its expenditures are in other currencies, and the Company is therefore subject to foreign currency fluctuations which may, from time to time, impact its financial position and results of operations.
Emerging Market Risks
The Company has operations in Jamaica, an emerging market country, and may have operations in additional emerging markets in the future. Such operations expose the Company to the socio-economic conditions as well as the laws governing the activities of the Company in Jamaica and any other jurisdiction where the Company may have operations in the future. Inherent risks with conducting foreign operations include, but are not limited to: high rates of inflation; extreme fluctuations in currency exchange rates, military repression; war or civil war; social and labour unrest; organized crime; hostage taking; terrorism; violent crime; expropriation and nationalization; renegotiation or nullification of existing licenses, approvals, permits and contracts; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political norms, banking and currency controls and governmental regulations that favour or require the Company to award contracts in, employ citizens of, or purchase supplies from, the jurisdiction.

The Jamaican government, or other governments in emerging markets where the Company may have operations in the future, may intervene in its economies, sometimes frequently, and occasionally make significant changes in policies and regulations. Changes, if any, in the research, cultivation and development of psilocybin mushroom and other botanicals policies or shifts in political attitude in Jamaica or other countries where the Company may have operations in the future may adversely affect its operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, importation of product and supplies, income and other taxes, royalties, the repatriation of profits, expropriation of property, foreign investment, maintenance of licenses, approvals and permits, environmental matters, land use, land claims of local people, water use and workplace safety. Failure to comply strictly with applicable laws, regulations and local practices could materially impact the Company’s operations in Jamaica or other countries where the Company may have operations in the future. The Company continues to monitor developments and policies in Jamaica to assess the impact thereof to its operations or future operations; however, such developments cannot be predicted and could have an adverse effect on the Company’s operations in Jamaica.
Jamaica has a history of economic instability (such as inflation or recession). In 2013, Jamaica launched an ambitious reform program to stabilize the economy, reduce debt, and fuel growth, gaining national and international support. While there is no current political instability, and historically there has been no change in laws and regulations, this is subject to change in the future and could adversely affect the Company’s business, financial condition and results of operations. Jamaica is vulnerable to natural disasters such as hurricanes and flooding and the effects of climate change. It is an upper middle-income economy that is nevertheless struggling due to low growth, high public debt, and exposure to external shocks.
Global economic crises could negatively affect investor confidence in emerging markets or the economies of emerging markets, including Jamaica. Such events could materially and adversely affect the Company’s business, financial condition and results of operations.
Financial and securities markets in Jamaica are influenced by the economic and market conditions in other countries, including other emerging market countries and other global markets. Although economic conditions in these countries may differ significantly from economic conditions in Jamaica, investors’ reactions to developments in these other countries, such as the recent developments in the global financial markets, may substantially affect the capital flows into Jamaica and the market value of the securities of the Company.
The legal and regulatory requirements and local business culture and practices in Jamaica and the foreign countries in which the Company may expand are different from those in which it currently operates. The officers and directors of the Company will rely, to a great extent, on the Company’s local legal counsel and local consultants and advisors in respect of legal, banking, labour, financing and tax matters in order to ensure compliance with material legal, regulatory and governmental developments as they pertain to and affect the Company’s operations, particularly with respect to psilocybin or related operations. Increased compliance costs may be incurred by the Company. Further, there can be no assurance that the Company will develop a marketable product or service in Jamaica or any other foreign country. These factors may have a material adverse effect on the Company’s research and development business and the results of its research and development operations.
In the event of a dispute arising in connection with the Company’s operations in Jamaica or another foreign jurisdiction where the Company may conduct business, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdictions of the courts of Canada or enforcing Canadian judgments in such other jurisdictions. The Company may also be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. Accordingly, the Company’s activities in foreign jurisdictions could be substantially affected by factors beyond the Company’s control.
Other risks include the potential for fraud and corruption by suppliers or personnel or government officials which may implicate the Company, compliance with applicable anti-corruption laws, including the Corruption of Foreign Public Officials Act (Canada) by virtue of the Company’s operating in jurisdictions that may be vulnerable to the possibility of bribery, collusion, kickbacks, theft, improper commissions, facilitation payments, conflicts of interest and related party transactions and the Company’s possible failure to identify, manage and mitigate instances of fraud, corruption, or violations applicable regulatory requirements.

Agriculture
FT Discovery’s business involves the growing of an agricultural product and is subject to the risks inherent in the agricultural business, such as insects, plant diseases, and invasive species. Although the Company expects that any such growing will be completed indoors under climate-controlled conditions, there can be no assurance that natural elements will not have a material adverse effect on any future production.
Risks Relating to CPOM Laws — General
Many states prohibit or otherwise regulate under the CPOM doctrine the extent to which non-licensed personnel may be involved in the practice of medicine or otherwise employ licensed personnel. Related state rules further limit the extent to which fees for professional services may be shared or “split” between parties. In connection with the Field Trip Health Centres, such rules in some states my impact the Company’s relationship with the medical doctors who own the PC Health Centres through which therapy is delivered. The Company is structuring its financial and billing relationships with such Professional Corporations to be in compliance with applicable state rules. Failure to comply with state CPOM and fee splitting rules, however, may result in fines and other liabilities, which may adversely affect the Professional Corporation’s business, financial condition and results of operations.
Where CPOM Doctrine is established by case law, it is subject to judicial interpretation and case law may distinguish, elaborate, or amend those laws. Further in states where the CPOM doctrine established by statute, the State may amend those statutes. The California Legislature considered a bill SB-642 that would have strengthened the state’s restrictions on CPOM. After the bill passed the state’s Senate Committee on Health, the state’s Senate Appropriations Committee placed the bill in its “suspense file” while that committee considers the bill’s fiscal impact. The Company cannot predict the impact, cost or time required to comply with any change to California CPOM that bill SB-62, or an amended version thereof, would cause if passed. It may significantly delay or impact the development of its business in California or necessitate a renegotiation of the terms of its relationship with any PC in California.
Corporate Practice of Medicine and Fee Splitting in the United States
The Field Trip Health Centres in the United States are subject to corporate practice of medicine and fee-splitting prohibitions which vary widely from state to state. The corporate practice of medicine prohibition exists in some form, by statute, regulation, board of medicine or attorney general guidance, or case law, in various states that we operate. These laws generally prohibit the practice of medicine by lay persons or entities and are intended to prevent unlicensed persons or entities from interfering with or inappropriately influencing providers’ professional judgment. Due to the prevalence of the corporate practice of medicine doctrine, we contract with PC Health Centres, who in turn employ or retain physicians and other medical providers to deliver professional clinical services in Field Trip Health Centres located in the United States. The PC Health Centres are wholly owned by providers licensed in their respective states.
Under our MSA’s, when our PC Health Centres provide professional clinical services to patients, we, as administrator, perform billing and collection services on behalf of the PC Health Centres, and the PC Health Centres receive the fees for the services provided. In return for these professional clinical, management, operational and administrative services, we receive fees from the PC Health Centres that represent fair value. As a result, our ability to receive cash fees from the PC Health Centres is limited to the fair market value of the services provided under the MSA’s. To the extent our ability to receive cash fees from the PC Health Centres is limited, our ability to use that cash for growth, debt service or other uses at PC Health Centres may be impaired and, as a result, our results of operations and financial condition may be adversely affected.
Our ability to perform medical and digital health services in a particular U.S. state is directly dependent upon the applicable laws governing the practice of medicine, healthcare delivery and fee splitting in such locations, which are subject to changing political, regulatory and other influences. The extent to which a U.S. state considers particular actions or relationships to constitute the practice of medicine is subject to change and to evolving interpretations by medical boards and state attorneys general, among others, each of which has broad discretion. There is a risk that U.S. state authorities in some jurisdictions may find that our contractual relationships with the PC Health Centres, which govern the provision of medical and digital health services and the payment of administrative and operations support fees, violate laws prohibiting the corporate practice of medicine and fee splitting. The extent to which each state may consider particular actions or contractual relationships to constitute improper influence of professional judgment varies across the states and is subject to change and to evolving interpretations by state boards of medicine and state attorneys general, among others. Accordingly, we must monitor our compliance with laws in every jurisdiction in which we operate on an ongoing basis, and we cannot provide assurance that our activities and arrangements, if challenged, will be found to be in compliance with the law. Additionally, it is possible that the laws and rules governing the practice of medicine, including the provision of digital health services, and fee splitting in one or more jurisdictions may change in a manner adverse to our business. While the MSA’s prohibit us from controlling, influencing or otherwise interfering with the practice of medicine at each PC Health Centre, and provide that physicians retain exclusive control and responsibility for all aspects of the practice of medicine and the delivery of medical services, there can be no assurance that our contractual arrangements and activities with the PC Health Centres will be free from scrutiny from U.S. state authorities, and we cannot guarantee that subsequent interpretation of the corporate practice of medicine and fee splitting laws will not circumscribe our business operations. State corporate practice of medicine doctrines also often impose penalties on physicians themselves for aiding the corporate practice of medicine, which could discourage providers from participating in our network of physicians. If a successful legal challenge or an adverse change in relevant laws were to occur, and we were unable to adapt our business model accordingly, our operations in affected jurisdictions would be disrupted, which could harm our business.
While we expect that our relationships with the PC Field Trip Health Centres will continue, a material change in our relationship with these entities, or among the PC Clinics, whether resulting from a dispute among the entities, a challenge from a governmental regulator, a change in government regulation, or the loss of these relationships or contracts with the PC Field Trip Health Centres, could impair our ability to provide services to our patients and could harm our business.
Failure to Comply with Applicable Federal and State Anti-Kickback Laws
The anti-kickback statute (“AKS”) applies to Medicare and other state and federal programs. AKS prohibits the solicitation, offer, payment or receipt of remuneration in return for referrals or the purchase, or in return for recommending or arranging for the referral or purchase, of goods covered by the federal healthcare programs. The AKS is a criminal statute with criminal penalties, as well as potential civil and administrative penalties. The AKS, however, provides a number of statutory exceptions and regulatory “safe harbors” for particular types of transactions. At present, neither the Company nor the Field Trip Health Centres participate in any federal programs as their services are not reimbursed by Medicare, Medicaid or any other state or federal program. Many states have similar fraud and abuse laws and their own anti-kickback laws, some of which can apply to all payors, and not just governmental payors. While the Company believes that it is in material compliance with both federal and state AKS laws, if it were determined that the Company was not in compliance with the AKS, it could be subject to liability, and its operations could be curtailed, which could have a material adverse effect on its business, financial condition and results of operations. Moreover, if the activities of Professional Corporations with which the Company has a business relationship were found to constitute a violation of the AKS and the Company, as a result of the provision of products or services to such Professional Corporations, were found to have knowingly participated in such activities, the Company could be subject to sanctions or liability under such laws, including civil and/or criminal penalties, as well as exclusion from government health programs. As a result of exclusion from government health programs, neither products nor services could be provided to any beneficiaries of any federal healthcare program.
Reclassification of Psilocybin and other Psychedelic Drugs
If psilocybin and/or other psychedelic drugs are rescheduled under the CSA as a Schedule II or lower controlled substance (i.e., Schedule III, IV or V), it may materially alter enforcement policies across many federal agencies, primarily the FDA and DEA. The FDA is responsible for ensuring public health and safety through regulation of food, drugs, supplements, and cosmetics, among other products, through its enforcement authority pursuant to the Federal Food, Drug, and Cosmetic Act. The FDA’s responsibilities include regulating the ingredients as well as the marketing and labeling of drugs sold in interstate commerce. Since it is currently illegal under federal law to produce and sell psilocybin and psychedelic drugs other than Ketamine and as there are no federally recognized medical uses, the FDA has historically deferred enforcement related to these products to the DEA. If psilocybin and/or other psychedelic drugs were to be rescheduled to a federally controlled, yet legal, substance, the FDA would likely play a more active regulatory role. The DEA would continue to be active in regulating manufacturing, distribution and dispensing of such substances. Multi-agency regulation and enforcement could materially effect the Company’s costs associated with research and/or therapeutic uses of these substances in its business.
Reliance on Third Parties — General
The Company has entered into agreements with third parties with respect to our operations. Such relationships could present unforeseen obstacles or costs and may involve risks that could adversely affect us, including significant amounts of management time that may be diverted from operations in order to pursue and maintain such relationships. There can be no assurance that such third parties will achieve the expected benefits to our business or that we will be able to consummate any future relationships on satisfactory terms, or at all. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations. Any violation of any applicable laws and regulations, such as the CDSA and CSA, or of similar legislation in the jurisdictions in which we operate, could result in such third parties suspending or withdrawing their services to us. The termination or cancellation of any such agreements or our failure and/or the failure of other parties to these arrangements to fulfill their obligations could have a material adverse effect on our business, financial condition and results of operations. In addition, disagreements between the Company and any third parties we contract with could lead to delays or time consuming and expensive legal proceedings, which could have a material adverse effect on our business, financial condition and results of operations.
Reliance on Third-Parties — Drug Development
The Company relies and will continue to rely on third parties to conduct a significant portion of its pre-clinical and clinical development activities. Pre-clinical activities include in vivo studies providing access to specific disease models, pharmacology and toxicology studies, and assay development. Clinical development activities include trial design, regulatory submissions, clinical patient recruitment, clinical trial monitoring, clinical data management and analysis, safety monitoring and project management. If there is any dispute or disruption in its relationship with third parties, or if it is unable to provide quality services in a timely manner and at a feasible cost, the Company’s active development programs will face delays. Further, if any of these third parties fails to perform as the Company expects or if their work fails to meet regulatory requirements, the Company’s testing could be delayed, cancelled or rendered ineffective.
Pre-clinical and clinical development activities must be carried out in accordance with GLP. GLP was originally established by the Organisation for Economic Co-operation and Development to promote the quality and validity of test data and to establish a basis for mutual acceptance of data among member states at the international level. GLP was adopted by both Health Canada and the Standards Council of Canada, which has monitoring authority for GLP compliance of test facilities within Canada, and by the FDA as (Good Laboratory Practice regulations, 21 CFR 58). Labs must adopt these GLP practices to ensure they are producing valuable test results, and each lab has its own set of approaches to staying compliant. If any of these third partner or service provider fails to GLP requirements, the Company’s pre-clinical and clinical development activities could be delayed, cancelled or rendered ineffective.
The Company has no manufacturing experience and will rely on CMOs to manufacture its product candidates for pre-clinical studies and clinical trials. The Company will rely on CMOs for manufacturing, filling, packaging, storing and shipping of drug product in compliance with current Good Manufacturing Practices (“cGMP”) regulations applicable to its products. The FDA and Health Canada ensure the quality of drug products by carefully monitoring drug manufacturers’ compliance with cGMP regulations. The cGMP regulations for drugs contain minimum requirements for the methods, facilities and controls used in manufacturing, processing and packing of a drug product.
There can be no assurances that CMOs will be able to meet the Company’s timetable and requirements. The Company has not contracted with suppliers for FT-104 drug substance production but in the event that the selected provider is unable to scale up production, or if it otherwise experiences any other significant problems and the Company is unable to arrange for alternative third-party manufacturing sources on commercially reasonable terms or in a timely manner, the Company may be delayed in the development of

FT-104, or other product candidates. Further, CMOs must operate in compliance with cGMP and failure to do so could result in, among other things, the disruption of product supplies. The Company’s dependence upon third parties for the manufacture of its products may adversely affect its profit margins and its ability to develop and deliver products on a timely and competitive basis.
Reliance on Contract Manufacturers
The Company has limited manufacturing experience and relies on the CMO to manufacture FT-104 for preclinical studies and clinical trials. The Company relies on the CMO for manufacturing, filling, packaging, storing and shipping of FT-104 in compliance with cGMP regulations. There can be no assurances that the CMO will be able to meet the Company’s timetable and requirements. The Company has not contracted with alternate third parties for FT-104 production in the event that the current CMO is unable to scale up production, or if it otherwise experiences any other significant problems. If the Company is unable to arrange for alternative third-party manufacturing sources on commercially reasonable terms or in a timely manner, the Company may be delayed in the development of FT-104. Further, the CMO must operate in compliance with cGMP and ensure that their appropriate permits and licences remain in good standing and failure to do so could have a material detrimental impact on the Company and may adversely affect its profit margins. The CMO is in turn reliant on suppliers for starting materials, some of which have been somewhat difficult to procure, possibly due to heightened activities in psilocybin synthesis/manufacture. The CMO has been partially delayed in obtaining portions of the starting material, however, it has planned to source sufficient amounts to sustain through Phase 1 and possibly Phase 2 clinical trials.
Disclosure of Intellectual Property by Third Parties
Because the Company relies on third parties at its Field Trip Health Centres, including patients and employees, and in relation to FT-104, it must share trade secrets with them. The Company seeks to protect its proprietary technology in part by entering into confidentiality agreements and other similar agreements prior to disclosing proprietary information. These agreements typically restrict the ability to publish data potentially relating to its trade secrets. The Company’s academic and clinical collaborators typically have rights to publish data, provided that the Company is notified in advance and may delay publication for a specified time in order to secure is intellectual property rights arising from the collaboration. In other cases, publication rights are controlled exclusively by the Company, although in some cases the Company may share these rights with other parties. The Company may also conduct joint research and development programs which may require the Company to share trade secrets under the terms of research and development collaborations or similar agreements. Despite its efforts to protect its trade secrets, the Company’s competitors may discover its trade secrets, either through breach of these agreements, independent development or publication of information including its trade secrets in cases where the Company does not have proprietary or otherwise protected rights at the time of publication. A competitor’s discovery of the Company’s trade secrets may impair its competitive position and could have a material adverse effect on its business and financial condition.
Commercial Grade Development
To date, FT-104 has been manufactured in small quantities for pre-clinical studies. In order to commercialize its product, the Company needs to manufacture commercial quality drug supply for use in registration clinical trials. Most, if not all, of the clinical material used in phase 3/pivotal/registration studies must be derived from the defined commercial process, including scale, manufacturing site, process controls and batch size. If the Company has not scaled up and validated the commercial production of its product prior to the commencement of pivotal clinical trials, it may have to employ a bridging strategy during the trial to demonstrate equivalency of early stage material to commercial drug product, or potentially delay the initiation or completion of the trial until drug supply is available. The manufacturing of commercial quality drug product has long lead times, is very expensive and requires significant efforts, including scale-up of production to anticipated commercial scale, process characterization and validation, analytical method validation, identification of critical process parameters and product quality attributes, and multiple process performance and validation runs. If the Company does not have commercial drug supply available when needed for pivotal clinical trials, the Company’s regulatory and commercial progress may be delayed, and it may incur increased product development costs. This may have a material adverse effect on the Company’s business, financial condition and prospects, and may delay marketing of its product.

Clinical Testing
Before obtaining marketing approval from regulatory authorities for the sale of the Company’s product candidates, it must conduct pre-clinical studies in animals and extensive clinical trials in humans to demonstrate the safety and efficacy of the product candidates. Clinical testing is expensive and difficult to design and implement, can take many years to complete and has uncertain outcomes. The outcome of pre-clinical studies and early clinical trials may not predict the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unacceptable safety profiles, notwithstanding promising results in earlier trials. The Company does not know whether the clinical trials it may conduct will demonstrate adequate efficacy and safety to result in regulatory approval to market any of its product candidates in any jurisdiction. A product candidate may fail for safety or efficacy reasons at any stage of the testing process. A major risk the Company faces is the possibility that none of its product candidates under development will successfully gain market approval from the FDA or other regulatory authorities, resulting in the Company being unable to derive any commercial revenue from this business segment after investing significant amounts of capital in its development.
The Company cannot predict whether any clinical trials will begin as planned, will need to be restructured, or will be completed on schedule, or at all. The Company’s product development costs will increase if it experiences delays in clinical testing. Significant clinical trial delays could shorten any periods during which the Company may have the exclusive right to commercialize its product candidates or allow its competitors to bring products to market before the Company, which would impair the Company’s ability to successfully commercialize its product candidates and may harm its financial condition, results of operations and prospects. The Company’s product development costs will increase if it experiences delays in testing or approval or if the Company needs to perform more or larger clinical trials than planned. Additionally, changes in regulatory requirements and policies may occur, and the Company may need to amend study protocols to reflect these changes. Amendments may require the Company to resubmit its study protocols for re-examination, which may impact the cost, timing or successful completion of that trial. Delays or increased product development costs may have a material adverse effect on the Company’s business, financial condition and prospects. Clinical trials could be delayed by the following non-exhaustive factors:
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failure by regulatory authorities to grant permission to proceed or placing the clinical trial on hold;

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patients failing to enroll or remain in the clinical trials at the rate the Company expects;

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suspension or termination of clinical trials by regulators for many reasons, including concerns about patient safety or failure to comply with cGMP requirements;

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any changes to the manufacturing process that may be necessary or desired;

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delays or failure to obtain clinical supply from CMOs of products necessary to conduct clinical trials;

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a lack of safety or efficacy during clinical trials;

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patients choosing an alternative treatment or participating in competing clinical trials;

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patients failing to complete clinical trials due to dissatisfaction with the treatment, side effects or other reasons;

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reports of clinical testing on similar technologies and products raising safety or efficacy concerns;

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competing clinical trials and scheduling conflicts with participating clinicians;

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clinical investigators not performing the clinical trials on their anticipated schedule, dropping out of a trial, or employing methods not consistent with the clinical trial protocol, regulatory requirements or other third parties not performing data collection and analysis in a timely or accurate manner;

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failure of the Company’s CROs to satisfy their contractual duties or meet expected deadlines;

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inspections of clinical trial sites by regulatory authorities or ethics committees finding regulatory violations that require corrective action, resulting in suspension or termination of one or more sites or the imposition of a clinical hold on the entire study;

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one or more regulatory authorities or ethics committees rejecting, suspending or terminating the study at an investigational site, precluding enrollment of additional subjects, or withdrawing its approval of the trial; or

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failure to reach agreement on acceptable terms with prospective clinical trial sites.

Prior to commencing clinical trials in Canada, the United States or other jurisdictions, including Jamaica, for FT-104 or any other product candidates if developed by the Company, it may be required to have an allowed investigational new drug application (“IND”) (or equivalent) for each product candidate and to file additional INDs prior to initiating any additional clinical trials for FT-104. The Company believes that the data from its studies will support the filing of additional INDs to enable the Company to undertake additional clinical studies as it has planned. However, submission of an IND (or equivalent) may not result in the FDA (or equivalent authorities) allowing further clinical trials to begin and, once begun, issues may arise that will require the Company to suspend or terminate such clinical trials.
Additionally, even if relevant regulatory authorities agree with the design and implementation of the clinical trials set forth in an IND, these regulatory authorities may change their requirements in the future. Failure to submit or have effective INDs (or equivalent) and commence or continue clinical programs will significantly limit its opportunity to generate revenue.
Patients for Clinical Trials
If the FT-104 advances from pre-clinical testing to clinical testing, and then through progressively larger and more complex clinical trials, the Company will need to enroll an increasing number of patients that meet its eligibility criteria. There is significant competition for recruiting patients in clinical trials, and the Company may be unable to enroll the patients it needs to complete clinical trials on a timely basis or at all.
Negative Results from Clinical Trials or Studies
From time to time, studies or clinical trials on various aspects of psychedelics may be conducted by academic researchers, competitors or others. The results of these studies or trials, when published, may have a significant effect on the marketability of the substance that is the subject of the study. The publication of negative results of studies or clinical trials, or the occurrence of adverse safety events related to psychedelics could adversely affect the Company’s clinical operations, research, share price and ability to finance future operations. Consumer perception of psychedelics may be also significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity.
Privacy and Data Regulation
The Company may be subject to federal, state and provincial data protection laws and regulations in the jurisdictions in which it operates, such as laws and regulations that address privacy and data security. The Company may obtain health information from third parties, which are subject to privacy and security requirements under applicable laws. Depending on the facts and circumstances, the Company could be subject to significant civil, criminal, and administrative penalties if it obtains, uses, or discloses individually identifiable health information maintained by entities covered by applicable health and data protection laws in a manner that is not authorized or permitted by such laws.
Compliance with privacy and data protection laws and regulations could require the Company to contractually restrict its ability to collect, use and disclose data, or in some cases, impact its ability to operate in certain jurisdictions. Failure to comply with these laws and regulations could result in civil, criminal and administrative penalties, private litigation, or adverse publicity and could negatively affect the Company’s operating results and business. Moreover, clinical trial subjects, employees and other individuals may limit our ability to collect, use and disclose information collected. Claims that the Company has violated privacy rights, failed to comply with data protection laws, or otherwise breached obligations, could be expensive and time-consuming to defend and could result in adverse publicity that could harm the Company’s business.
Regulatory Approval Process
The Company’s development and commercialization activities related to FT-104 or other product candidates are significantly regulated by a number of governmental entities, including the FDA, HC, and comparable authorities in other countries, including Jamaica. Regulatory approvals are required prior to each clinical trial and the Company may fail to obtain the necessary approvals to commence or continue clinical testing. The Company must comply with regulations concerning the manufacture, testing, safety, effectiveness, labeling, documentation, advertising, and sale of products and product candidates and ultimately must obtain regulatory approval before it can commercialize a product candidate. The time required to obtain approval by such regulatory authorities is unpredictable but typically takes many years following the commencement of preclinical studies and clinical trials. Any analysis of data from clinical activities the Company performs is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent regulatory approval. Even if the Company believes results from its clinical trials are favorable to support the marketing of its product candidates, the FDA or other regulatory authorities may disagree. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. The Company has not obtained regulatory approval for any product candidate and it is possible that none of its existing product candidates or any future product candidates will ever obtain regulatory approval.
A regulatory authority may require more information, including additional preclinical or clinical data to support approval, which may delay or prevent approval and the Company’s commercialization plans, or we may decide to abandon the development program. If the Company were to obtain approval, regulatory authorities may approve any of its product candidates for fewer or more limited indications than the Company requests, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Moreover, depending on any safety issues associated with the Company’s product candidates that garner approval, the FDA may impose a risk evaluation and mitigation strategy, thereby imposing certain restrictions on the sale and marketability of such products.
Cyber-Attacks
The Company’s operations depend, in part, on how well it protects its information technology systems, networks, equipment and software from damages from a number of threats. Events such as cable cuts, power loss, hacking, computer viruses and theft could result in information system failures, delays and/or increase in capital expenses for the Company. While the Company implements protective measures to reduce the risk of and detect cyber incidents, cyber-attacks are becoming more sophisticated and frequent, and the techniques used in such attacks change rapidly; the development of the Company’s business and operating results may be hindered by applicable restrictions on sales and marketing activities imposed by regulatory bodies.
Reliance upon Insurers and Governments
Even if the Company is able to commercialize pharmaceutical product candidates, the products may not receive adequate reimbursement from government or private pay insurers. Additionally, fluctuations in drug prices caused by governments and insurers could affect the Company’s business.
Difficulty in Enforcing Judgments and Effecting Service of Process on Directors and Officers
Certain directors and officers of the Company reside outside of Canada. Some or all of the assets of such persons may be located outside of Canada. Therefore, it may not be possible for investors to collect or to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of applicable Canadian securities laws against such persons. Moreover, it may not be possible for investors to effect service of process within Canada upon such persons.
Inadequate Internal Controls
If the Company fails to maintain an effective system of internal controls, the Company might not be able to report its financial results accurately or prevent misstatement; and in that case, the Company’s shareholders could lose confidence in its financial reporting, which would harm its business and could negatively impact the value of its shares. While the Company believes that it has sufficient personnel and review procedures to allow it to maintain an effective system of internal controls, there can be no assurance that the Company will always successfully detect misstatements or implement necessary improvements in a timely fashion.

No assurance of an Active or Liquid Market
No assurance can be given that an active or liquid trading market for the Common Shares and Warrants will be sustained. If an active or liquid market for the Common Shares and Warrants fails to be sustained, the prices at which such securities trade may be adversely affected. Whether or not the Common Shares and Warrants will trade at lower prices depends on many factors, including the liquidity of the Common Shares and Warrants, prevailing interest rates, the markets for similar securities, general economic conditions and the Company’s financial condition, historic financial performance and future prospects.
Public Markets and Share Prices
The market price of the Common Shares and Warrants on the TSX could be subject to significant fluctuations in response to variations in the Company’s operating results or other factors. In addition, fluctuations in the stock market may adversely affect the market price of the Common Shares and Warrants that may become listed and posted for trading on the TSX or any other stock exchange regardless of the operating performance of the Company. Securities markets have also experienced significant price and volume fluctuations from time to time. In some instances, these fluctuations have been unrelated or disproportionate to the operating performance of issuers. Market fluctuations may adversely impact the market price of the Common Shares and Warrants.
Future Issuances, Actual or Potential Sales of Securities
The issuance by the Company of Common Shares or other securities convertible into Common Shares could result in significant dilution in the equity interest of existing shareholders and adversely affect the market price of the Common Shares. In addition, in the future, we may issue additional Common Shares or securities convertible into Common Shares, which may dilute existing shareholders. The Company’s articles permit the issuance of an unlimited number of Common Shares and an unlimited number of Preferred Shares, and shareholders will have no pre-emptive rights in connection with such further issuances. Also, additional Common Shares may be issued by the Company upon the exercise of stock options and upon the exercise or conversion of other securities convertible into Common Shares. The issuance of these additional equity securities may have a similar dilutive effect on then existing holders of Common Shares.
The market price of the Common Shares could decline as a result of future issuances by the Company, including issuance of shares issued in connection with strategic alliances, or sales by its existing holders of Common Shares, or the perception that these sales could occur. Sales by shareholders might also make it more difficult for the Company to sell equity securities at a time and price that it deems appropriate, which could reduce its ability to raise capital and have an adverse effect on its business.
General
Although management believes that the above risks fairly and comprehensibly illustrate all material risks facing the Company, the risks noted above do not necessarily comprise all those potentially faced by the Company as it is impossible to foresee all possible risks.
Although the Board will seek to minimise the impact of the risk factors, an investment in the Company should only be made by investors able to sustain a total loss of their investment. Investors are strongly recommended to consult a person who specialises in investments of this nature before making any decision to invest.

DIVIDENDS AND DISTRIBUTIONS
The Company does not currently intend to declare any dividends payable to the holders of the Common Shares. The Company has no restrictions on paying dividends, but if the Company generates earnings in the foreseeable future, it expects that they will be retained to finance growth. The Board will determine if and when dividends should be declared and paid in the future based upon the Company’s financial position at the relevant time.
DESCRIPTION OF CAPITAL STRUCTURE
Share Capital
The authorized capital of the Company consists of an unlimited number of Common Shares and an unlimited number of Preferred Shares. As at the date of this AIF, 57,625,826 Common Shares are issued and outstanding and no Preferred Shares are issued and outstanding.
Holders of Common Shares are entitled to one vote for each Common Share held at all meetings of shareholders of the Company, to receive dividends if, as and when declared by the Board, and to participate rateably in any distribution of property or assets upon the liquidation, winding-up or other dissolution of the Company. The Shares carry no pre-emptive rights, conversion or exchange rights, or redemption, retraction, repurchase, sinking fund or purchase fund provisions. There are no provisions requiring a holder of Shares to contribute additional capital, and no restrictions on the issuance of additional securities by the Company. There are no restrictions on the repurchase or redemption of Shares by the Company except to the extent that any such repurchase or redemption would render the Company insolvent. The Company Preferred Shares may, if issued, be made convertible into Common Shares at such rate and upon such basis as the Board, in its discretion, may determine.
Company Option Plan
The Company Option Plan is to attract and retain employees, directors and consultants, and to ensure that interests of key persons are aligned with the success of the Company and its affiliates. The maximum number of options to purchase Common Shares reserved for issuance under the Company Option Plan is the greater of: (i) 3,100,000 Common Shares; or (ii) 15% of the issued and outstanding Common Shares (subject to adjustment in accordance with the Company Option Plan) from time to time, on a non-diluted basis. Company Options that have been exercised, cancelled, surrendered or terminated, or that expire without being exercised, shall again be available for issuance under the Company Option Plan. Notwithstanding the foregoing, the maximum number of Common Shares that may be issued under the Company Option Plan pursuant to the exercise or surrender of Company Options is 7,500,000, but in all events subject to the limitations in (i) and (ii).
Warrants
As of March 31, 2021, the Company had 2,071,090 Warrants outstanding. As of June 24, 2021, the Company has 2,071,090 Warrants outstanding, exercisable to purchase up to 2,071,090 Warrant Shares at an exercise price of $5.60 per Warrant Share.
The following is a summary of certain of the rights, privileges, restrictions and conditions attaching to the Warrants. For a complete description of the Warrants, please refer to the Warrant Indenture, which has been filed on the Company’s SEDAR profile, accessible at www.sedar.com.
The Warrants were issued under and are governed by the Warrant Indenture. The Company has appointed the principal transfer office of Computershare Trust Company of Canada in Toronto, Ontario as the location at which the Warrants may be surrendered for exercise, transfer or exchange. A register of holders is maintained at the primary offices of the warrant agent in Toronto, Ontario.
Each Warrant is transferrable, and entitles the holder thereof to acquire one Warrant Share at an exercise price of $5.60 per Warrant Share, until 4:30 p.m. (Eastern Time) on June 5, 2022, subject to adjustment in certain customary events, after which time the Warrants will expire and become null and void. The Warrant Indenture provides that, if, following the closing of the January Public Offering, the volume weighted average price of the Common Shares on the CSE (or such other stock exchange on which the Common Shares are then principally traded) exceeds $9.00 for any ten (10) consecutive trading days, the Company shall have the right to accelerate the expiry date of the Warrants upon not less than fifteen (15) trading days’ notice, to be disseminated by the Company by way of a news release. No fractional Warrant Shares will be issuable upon the exercise of any Warrants and no cash or other consideration will be paid in lieu of fractional Warrant Shares. Holders of Warrants will not have any voting or pre-emptive rights or any other rights which a holder of Common Shares would have.
Pursuant to the Warrant Indenture, and subject to applicable securities legislation and approval of applicable regulatory authorities, the Company is entitled to purchase in the market, by private contract or otherwise, any of the Warrants then outstanding and any Warrants so purchased will be cancelled.
The Warrant Indenture provides for adjustment in the number of Warrant Shares issuable upon the exercise of the Warrants and/or the exercise price per Warrant Share upon the occurrence of certain events, including: (i) the issuance of Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all of the holders of the Common Shares by way of a stock dividend or other distribution (other than a dividend in the ordinary course or a distribution of Common Shares upon the exercise of any Warrants or options outstanding as of the date of the Warrant Indenture); (ii) the subdivision, re-division or change of the Common Shares into a greater number of Common Shares; (iii) the consolidation, reduction or combination of the Common Shares into a lesser number of Common Shares; (iv) the issuance to all or substantially all of the holders of the Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares, at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the Current Market Price (as defined in the Warrant Indenture); and (v) the issuance or distribution to all or substantially all of the holders of the Common Shares of securities of any class, rights, options or warrants to subscribe for or purchase Common Shares or securities exchangeable or convertible into any Common Shares (other than a “rights offering” pursuant to (iv)), evidences of indebtedness or any property or other assets.
The Warrant Indenture also provides for adjustment in the class and/or number of securities issuable upon the exercise of the Warrants and/or exercise price per security in the event of the following additional events: (i) reclassifications of the Common Shares or a capital reorganization of the Company (other than as described above); (ii) consolidations, amalgamations, arrangements or mergers of the Company with or into any other corporation or other entity (other than consolidations, amalgamations, arrangements or mergers which do not result in any reclassification of the outstanding Common Shares or a change of the Common Shares into other shares); or (iii) the sale, conveyance or transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another corporation or other entity.
No adjustment in the exercise price or the number of Warrant Shares issuable upon the exercise of the Warrants will be required to be made unless the cumulative effect of such adjustment or adjustments would result in a change of at least 1% in the exercise price, provided that any such adjustments that are not required to be made shall be carried forward and taken into account in any subsequent adjustment.
During the period in which the Warrants are exercisable, the Company will give notice to the warrant agent and to the holders of the Warrants of certain stated events, including events that would result in an adjustment to the exercise price for the Warrants or the number of Warrant Shares issuable upon exercise of the Warrants, at least 14 days prior to the record date or effective date of such event.
The Warrant Indenture provides that, from time to time, the Company and the warrant agent may amend or supplement the Warrant Indenture for certain purposes, without the consent of the holders of the Warrants, including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder. Any amendment or supplement to the Warrant Indenture that would adversely affect the interests of the holders of Warrants may only be made by “extraordinary resolution”, which will be defined in the Warrant Indenture as a resolution either: (i) passed at a meeting of the holders of Warrants at which there are holders of Warrants present in person or represented by proxy representing at least 20% of the aggregate number of the then outstanding Warrants (unless such meeting is adjourned to a prescribed later date due to the lack of quorum) and passed by the affirmative vote of not less than 66 and 2/3% of the aggregate number of all the then outstanding Warrants represented at the meeting; or (ii) adopted by an instrument in writing signed by the holders of Warrants representing not less than 66 and 2/3% of the aggregate number of all the then outstanding Warrants.
MARKET FOR SECURITIES
Trading Price and Volume
The Common Shares commenced trading on the TSX on June 7, 2021 under the symbol “FTRP”. Prior to that, and to October 6, 2020, the Common Shares were listed on the CSE. Prior to that, the Common Shares were listed under the symbol “NTN” on the NEX board of the TSXV until trading was halted on June 18, 2020 in connection with the announcement of the Transaction. The following table sets out the high and low prices and aggregate volume of Common Shares traded through the CSE or the TSXV on a monthly basis from March 31, 2020 to March 31, 2021, as reported by the CSE or the TSXV, as applicable for the periods indicated:
	Price Range ($)
Period	High	Low	Volume
CSE
March, 2021	7.68	5.13	2,008,883
February, 2021	9.88	4.66	2,734,641
January, 2021	5.35	3.18	2,803,362
December, 2020	7.00	3.90	2,946,690
November, 2020	5.85	2.51	1,573,601
October 6, 2020 — October 31, 2020	3.50	2.25	1,541,898
TSXV
June 1, 2020 — June 18, 2020	0.195	0.175	15,013
May 2020	0.170	0.170	5,000
April 2020	0.150	0.100	5,000
March, 2020	Nil	Nil	Nil
Prior Sales
The following table sets forth details of the issuances of Common Shares, issuances of securities convertible into or exchangeable or exercisable for Common Shares during the fiscal year ended March 31, 2020 through to June 24, 2021:
Date of Issue	Description	Number of Securities Sold	Price Per Share/Exercise Price	Description of Consideration
October, 2019 to September, 2020	Options to purchase FTP Common Shares(1)	3,765,806	$0.50 to $2.00	Cash
February 6, 2020 to May 20, 2020	FTP Class B Shares(2)	9,507,263	US$0.90	Cash and 20,882 FTP Class B Shares were issued in satisfaction of financing costs
August 11, 2020	Exercise of Options to purchase FTP Common Shares(1)	9,000,900	$0.00001	Cash
August 14, 2020	FTP Common Shares (1) (FTP Private Placement)	5,516,724	$2.00	Cash
August 14, 2020	FTP Common Shares (1)	55,167	$2.00	Fee in connection with the FTP Private Placement(3)
August 14, 2020	Private Placement Warrants	299,753	$2.00	Fee in connection with the FTP Private Placement

Date of Issue	Description	Number of Securities Sold	Price Per Share/Exercise Price	Description of Consideration
September 21, 2020	FTP Common Shares(1) (FTP Private Placement)	816,932	$2.00	Cash
September 25, 2020	FTP Common Shares(1)	600,000	$2.00	Milestone Shares
November 2, 2020	Stock Options	65,000	$2.68	Cash
November 25, 2020	Exercise of Stock Options	57,827	$1.84	Cash
December 1, 2020	Stock Options	60,000	$4.60	Cash
December 1, 2020 to December 30, 2021	Exercise of Stock Options	125,374	$0.50-1.85 (Range)	Cash
December 31, 2021	Stock Options	220,000	$4.09	Cash
January 5, 2020	Units (January BD Offering)	4,448,200	$4.50	Cash
January 5, 2020	January Compensation Warrants	169,565	$4.50	Fee in connection with the January BD Offering
January 5, 2020	Private Placement Warrants(3)	49,016	$2.00	Fee in connection with the FTP Private Placement
January 5, 2020	Common Shares(3)	8,170	$2.00	Fee in connection with the FTP Private Placement
January 11, 2021	Exercise of Stock Options	2,083	$0.50	Cash
January 29, 2021	Stock Options	329,997	$5.01	Cash
February 8, 2021	Exercise of Stock Options	2,083	$0.50	Cash
February 22, 2021	Exercise of Stock Options	15,000	$0.50	Cash
February 17, 2021	Stock Options	335,822	$8.25	Cash
February 17, 2021 to February 24, 2021	Exercise of Warrants	152,510	$5.60	Cash
February 26, 2021	Stock Options	110,000	$8.00	Cash
March 3, 2021	Stock Options	15,000	$0.50	Cash
March 9, 2021	Exercise of Compensation Warrants	5,500	$2.00	Cash
March 15, 2021	Stock Options	500	$0.50	Cash
March 17, 2021	Common Shares (March BD Offering)	14,661,499	$6.50	Cash
March 17, 2021	March Compensation Warrants	763,303	$6.50	Fee in connection with the March BD Offering
March 17, 2021	Consultant Compensation Warrants	104,000	$6.50	Fee in connection with an advisory agreement
April 12, 2021	Stock Options	6,250	$2.00	Cash
May 3, 2021	Stock Options	6,250	$0.50	Cash
May 10, 2021	Stock Options	2,500	$0.50	Cash
June 3, 2021	Stock Options	16,000	$2.00	Cash
June 22, 2021	Common Shares	150,000	$6.78	Milestone Shares
June 22, 2021	Exercise of Compensation Warrants	144,377	$2.00	Cash

Notes:
(1)
FTP Common Shares were exchanged for Common Shares on completion of the Transaction on a 1:1 basis.

(2)
FTP Class B Shares converted into FTP Common Shares following the closing of the FTP Private Placement on a 1:1 basis.

(3)
The final short form prospectus filed in connection with the January BD Offering qualified 8,170 Common Shares and 49,016 warrants to purchase Common Shares for services rendered in connection with the FTP Private Placement.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER
The following table summarizes details of the Common Shares held, to the Company’s knowledge, in escrow or that are subject to a contractual restriction on transfer as of the date hereof:
Number of Securities Held in Escrow	Percentage of Class
14,920,097(1)(2)(3)	25.89%

Notes:
(1)
In connection with the Transaction and as required by the CSE, the Company, Odyssey Trust Company (“Odyssey”) and the directors and senior officers of the Company (collectively, the “Founders”) entered into an escrow agreement dated October 1, 2020, pursuant to which the Founders deposited 19,893,465 Common Shares (collectively, the “Odyssey Escrowed Securities”) into escrow with Odyssey. 25% of the Odyssey Escrowed Securities were released from escrow on October 6, 2020, an additional 25% were released on each of April 6, 2021, and an additional 25% will be released on each of October 6, 2021 and April 6, 2022. In addition to the foregoing escrow arrangements, the Founders agreed to lock-up restriction with respect to the Odyssey Escrowed Securities, which provide for a staggered release from such restrictions on the 6, 12, 18 and 24 month anniversary of the Listing Date, being October 6, 2020.

(2)
In connection with a private placement by FTP completed in multiple tranches ending on May 20, 2020, subscribers holding, in aggregate, approximately 10,500,000 Common Shares agreed to voluntary lock-up restrictions, which provide for a staggered release from such restrictions on each 2, 4, 8 and 10 month anniversary of the Listing Date. As of the date of this AIF, 2,428,282 shares remain subject to lock-up restrictions.

(3)
In connection with a March BD Offering, the directors and officers of the Company agreed to voluntary lock-up restrictions, which provide for a staggered release from such restrictions 90 days after the date of the closing of the January BD Offering.

DIRECTORS AND EXECUTIVE OFFICERS
Name, Occupation and Security Holding
The following table sets out certain information regarding the directors and executive officers of the Company as at the date of this AIF. Each of the directors is elected to hold office until the next annual meeting of the shareholders of the Company or until a successor is duly elected or appointed.
Name, Municipality of Residence and Position Held	Principal Occupation for Past Five Years	Appointed as of	Number and Percentage of Securities Beneficially Owned or Controlled
Joseph del Moral Ontario, Canada Director, Chief Executive Officer	CEO of Field Trip CEO of Trait Biosciences Inc. CEO of CanvasRx Holdings Inc.	April 2019	5,611,048(8) (9.7%)
Ronan Levy Ontario, Canada Director, Executive Chairman
Executive Chairman of Field Trip
Chief Strategy Officer of Trait Biosciences Inc.
SVP Business & Corporate Affairs, of Aurora Cannabis Inc.
Chief Corporate Officer & General Counsel of CanvasRx Holdings Inc.
Principal, TDF Debt Advisory Law Professional Corporation
President of Toronto Gold
		April 2019	3,517,027(9) (6.1%)
Hannan Fleiman Ontario, Canada Director, President	President of Field Trip President of Trait Biosciences Inc Chief Operating Officer of CanvasRx Holdings Inc.	April 2019	3,580,915(9) (6.2%)
Mujeeb Jafferi(1)(2) Ontario, Canada Director, Chief Operating Officer	Chief Operating Officer of Field Trip President of Just Energy Solar Vice President, Sales Strategy & Transformation, of Just Energy Corp. Partner at Lightwing Partners;	Officer Appointment: May 2019 Director Appointment: January 2020	3,622,582(9) (6.3%)
Dr. Ryan Yermus Ontario, Canada Director, Chief Clinical Officer	Chief Clinical Officer of Field Trip Physician, Ontario Addiction Treatment Centres	Officer Appointment: April 2019 Director Appointment: January 2020	3,655,915(9) (6.3%)
Tyler Dyck Ontario, Canada Treasurer and Head of Finance	Treasurer and Head of Finance of Field Trip Director of Finance at Chefs Plate Director of Finance at Hello Fresh Senior Accountant, KPMG	November 2019	Nil(3)
Donna Wong Ontario, Canada Chief Financial Officer	Chief Financial Officer of Field Trip Managing Director of On Point Advisors Inc.; Senior Manager, Financial Reporting of Fairfax Africa VP, Finance of ViXS Systems Inc.	September 2020	7,693(10) (0.01%)

Name, Municipality of Residence and Position Held	Principal Occupation for Past Five Years	Appointed as of	Number and Percentage of Securities Beneficially Owned or Controlled
Paula Amy Hewitt Ontario, Canada Vice President, General Counsel and Corporate Secretary
Vice President, General Counsel and Corporate Secretary to Field Trip
Senior Vice President, General Counsel, Chief Compliance Officer & Chief Privacy Officer at Raymond James Ltd.
Senior Vice President, Chief Compliance Officer (Canada) at Macquarie Group
Vice President, Legal & Compliance at Dundee Securities Ltd.
		July 2020	3,827(4) (0.01%)
Helen Boudreau(1)(2) Massachusetts, USA Director
Member of the board of Premier, Inc.
COO of the Bill & Melinda Gates Medical Research Institute
Chief Financial Officer, Protesostasis Therapeutics, Inc.
Board Member, Proteostasis Therapeutics, Inc.
Chief Financial Officer, FORMA Therapeutics, Inc.
		April 2020	Nil(11)
Dieter Weinand(1)(2) Florida, USA Director
Chairman of the Board of Directors of Replimune Group Inc.
Executive Vice President of Primary Care and member of the Executive Committee at Sanofi
CEO and Chairman of the Board of Management of Bayer Pharma AG
Member of the Management Board at Bayer AG
		April 2020	Nil(11)
Dr. Nathan Bryson Ontario, Canada Chief Science Officer	Chief Science Officer of Acerus Pharmaceuticals Corporation	April 2020	5,831 (0.01%)(5)
Amardeep Manhas Ontario, Canada Chief Technology Officer	Chief Technology Officer of Field Trip Vice President Solar Operations, Crius Energy Management LLC Senior Partner, Business Operations, SunEdison LLC Vice President of Operations, LightWing Inc.	October 2019	55,555(6) (0.10%)
Ellen Lubman California, USA Director	Chief Business Officer of Werewolf Therapeutics, Inc. Chief Business Officer of Imperial NeuroPharma, Inc.	June, 2021	200 (0.00%)
Barry Fishman Ontario, Canada Director	Chief Executive Officer of VIVO Cannabis Inc. Chief Executive Officer of Merus Labs	June, 2021	150,000 (0.26%)
Dr. Ben Medrano
Senior Vice President, Medical Director, USA, Field Trip Health USA Inc.
Owner and President of East Side Integrative Medicine P.C.
Owner and President of Benjamin Medrano MD PLLC
Psychiatrist, Metropolitan Hospital NYC
		May 2021	Nil(7)

Notes:
(1)
Member of the audit committee.

(2)
Member of the compensation committee.

(3)
Excludes 120,000 Company Options to acquire 120,000 Common Shares.

(4)
Excludes 138,888 Company Options to acquire 138,888 Common Shares.

(5)
Excludes 360,000 Company Options to acquire 360,000 Common Shares.

(6)
Excludes 215,000 Company Options to acquire 215,000 Common Shares.

(7)
Excludes 110,000 Company Options to acquire 110,000 Common Shares.

(8)
Excludes 60,000 Company Options to acquire 60,000 Common Shares and 27,780 Company Warrants to acquire 27,780 Common Shares.

(9)
Excludes 60,000 Company Options to acquire 60,000 Common Shares.

(10)
Excludes 50,000 Company Options to acquire 50,000 Common Shares.

(11)
Excludes 117,911 Company Options to acquire 117,911 Common Shares.

The following are brief biographical descriptions of the officers and directors of the Company:
Joseph del Moral, Director & Chief Executive Officer
Mr. del Moral is an experienced entrepreneur and a founder of Field Trip. In 2014, he was the founder and CEO of CanvasRx Inc. and Canadian Cannabis Clinics, which grew to be the largest cannabis clinic company in Canada. In 2016, CanvasRx was acquired by Aurora Cannabis Inc. (NYSE: ACB) (“Aurora”) and he joined Aurora’s board of directors. During his time at Aurora, Mr. del Moral ensured that CanvasRx continued to grow and achieve its milestones as well as assisted in corporate development, M&A and strategy. After leaving Aurora in 2018, Mr. del Moral assumed the role of CEO of Trait Biosciences Inc., a leading biotech company in the hemp and cannabis industries. Prior to his time in the cannabis industry, Mr. del Moral co-founded Newten Home Comfort, a fast growing home services company acquired by Just Energy Inc. in 2009. Mr. del Moral is also on the board of directors of Felix Health, an innovative direct to consumer healthcare company that is changing how Canadians access prescription drugs. Mr. del Moral was conferred a Bachelor of Commerce Degree (Finance and Entrepreneurship) from McGill University in June 2001.
Ronan Levy, Director & Executive Chairman
Mr. Levy is an entrepreneur and is a co-founder and Executive Chairman of Field Trip. He is also a partner at Grassfed Ventures, a venture capital and advisory firm focused on the cannabis and biotech industries, and a member of the board of directors of Trait Biosciences Inc., a leading biotech company in the hemp and cannabis industries. Prior to his current roles, Mr. Levy co-founded Canadian Cannabis Clinics and CanvasRx Inc., which was acquired by Aurora in 2016, after which he served as Senior Vice President, Business and Corporate Affairs, for Aurora. A lawyer by training, Mr. Levy started his career as a corporate lawyer at Blake, Cassels and Graydon LLP and as legal counsel at CTVglobemedia Inc. (now Bell Media Inc.). Mr. Levy earned a Juris Doctor in June 2004 and a Bachelor of Commerce degree in June 2001, both from the University of Toronto.
Hannan Fleiman, Director & President
Mr. Fleiman is a serial entrepreneur and has co-founded and operated several companies, including Field Trip., CanvasRx Inc., Canadian Cannabis Clinic and Dominion Home Insulation. Prior to founding these companies, Mr. Fleiman managed the hospital department, animal health and OTC divisions at Teva Canada. Mr. Fleiman is a board member of MedicNL, a contract research organization, and was a board member of Abacus Health, where he headed the audit and compensation committees before the successful sale to Charlotte’s Web Holdings, Inc. (CSE: CWEB). Mr. Fleiman earned his MBA from McMaster University in June 2006 and his BSc from University of Guelph in June 2003.
Mujeeb Jafferi, Director & Chief Operating Officer
Mr. Jafferi is an experienced management executive and a founder of Field Trip. Prior to joining Field Trip, Mr. Jafferi spent over a decade in the retail and renewable energy sectors in a variety of leadership roles. Between 2016 and 2019, Mr. Jafferi served as the Vice President of Sales Operations and Strategy at Just

Energy Inc. (TSX: JE) and the President of Just Energy Solar. In 2015, Mr. Jafferi served as a Partner at a renewable energy technology startup, LightWing Partners, leading its business development efforts across the US market. LightWing Partners was subsequently acquired by SunEdison. Between 2009 and 2015, Mr. Jafferi held several progressive and diverse leadership roles at Just Energy, including Director of Corporate Planning and Financial Analysis, and Assistant. Regional General Manager for US Northeast Region. He holds a BA in Information Technology, conferred in 2004, from York University and a Global Professional Master of Laws, conferred in 2014, from University of Toronto.
Dr. Ryan Yermus, Director & Chief Clinical Officer
Dr. Yermus is a physician who completed his medical training at the University of Ottawa in 2007 and his residency at the University of Toronto in 2009. As a pioneer in the Canadian medical cannabis industry, he was responsible for the development of a clinical protocol that led to the treatment of thousands of medical cannabis patients. In 2014, Dr. Yermus founded Medical Marijuana Clinics of Canada (“MMCC”), the first fully compliant cannabis clinic in Ontario. MMCC went on to be acquired by Canadian Cannabis Clinics, which grew to become the nation’s largest cannabis clinic network and was acquired by Aurora Cannabis Inc. in 2016. For the past decade, Dr. Yermus has also worked as a clinician at the Ontario Addiction Treatment Centres helping patients suffering from addictions.
Tyler Dyck, Treasurer and Head of Finance
Mr. Dyck is a dynamic CPA, CA comfortable working across all functions of an organization in high-growth environments. Most recently, Mr. Dyck was finance employee #1 at HelloFresh Canada, where starting from a 100% outsourced model, he grew the finance and accounting function to a team of 8 over 30 months. While at HelloFresh he also led the due diligence, financial analysis, and business planning relating to the acquisition of Chefs Plate. Mr. Dyck started his career in KPMG’s audit practice after obtaining an Honours BBA from Wilfrid Laurier University in May 2013.
Donna Wong, Chief Financial Officer
Ms. Wong is a financial growth expert with over 20 years of experience within private start-ups and public multi-national organizations, primarily in the technology sector. She has a proven track record in establishing the necessary corporate infrastructure to scale through change management, IT, and cross-functional collaboration among multi-location businesses. Prior to her current role, as VP, Finance of ViXS Systems, Ms. Wong guided the company from pre-revenue to $100 million in revenues and eventual listing on the TSX. Ms. Wong is a CPA, CA, CMA and earned a Master of Accounting in 1992 and Honours Bachelor of Arts degrees in 1990, both from the University of Waterloo.
Paula Amy Hewitt, Vice President, General Counsel and Corporate Secretary
Ms. Hewitt brings 16 years of broad legal experience gained through a career in private practice and in executive roles within Canadian and Multinational financial services companies. Between 2009 and 2019, Ms. Hewitt held various executive positions with investment dealer companies, including Vice President, Legal & Compliance, Head of Legal, Chief Compliance Officer, Chief Anti-Money Laundering Officer, Chief Privacy Officer and General Counsel. Prior to 2009, Ms. Hewitt worked as an associate lawyer at Bay Street law firms, practicing securities and mining law. Ms. Hewitt sits on the board of directors of Caldwell Investment Management, a portfolio manager and investment fund manager. Paula has served on the Ontario District Council of Investment Industry Regulatory Organization of Canada andon the Canadian Advisory Board of the International Association of Privacy Professionals (“IAPP”). In addition to earning a Juris Doctor from Osgoode Hall Law School in 2001, Paula earned a BA in Psychology from McGill University in June 1994, a Graduate Certificate in Risk Management from the University of Toronto in March 2015 and the CIPP/C, CIPM and CIPT designations from the IAPP.
Helen M. Boudreau, Director
Ms. Boudreau is a retired senior executive with 30 years experience across biotech, pharmaceuticals, consulting, and banking industries. She was most recently COO of the Bill & Melinda Gates Medical Research Institute, a non-profit biotech focused on diseases that cause mortality, poverty, and inequality in low and middle-income countries from 2018 to 2019. Previously, she served as CFO for public and private biotechs, Proteostasis Therapeutics (2017-2018) and FORMA Therapeutics (2014-2017). Helen worked at Novartis (2008-2014) and Pfizer (1999-2008), serving in strategy and senior finance roles, including global CFO Oncology business unit, CFO US Corporate, VP Investor Relations, VP Finance, Customer Business Unit and Commercial Operations, and VP Finance Global R&D. Helen started her career in banking at Bank of America (1987-1991), was an engagement manager at McKinsey & Company (1993-1996), a strategic consulting firm, and a Director of Strategic Planning at YUM! Brands/PepsiCo (1996-1999). Helen is currently a member of the board of Premier, Inc. (NASDAQ: PINC), a healthcare improvement company, Shattuck Labs (NASDAQ:STTK), a biotech focused on oncology and autoimmune disease, and Rallybio, a private biotech company. Helen earned a BA in Economics, summa cum laude, from the University of Maryland in 1987, and an MBA from the Darden Graduate School of Business at the University of Virginia in 1993.
Dieter Weinand, Director
Mr. Weinand is an experienced executive with over 30 years of experience in the pharmaceuticals and biotech industries. Mr. Weinand presently serves as the chairman of the board of directors of Replimune Group Inc. (NASDAQ: REPL). Previously, Mr. Weinand served as the Executive Vice President of Primary Care and was a member of the Executive Committee at Sanofi from November 2018 to February 2020. Before moving to Sanofi, Mr. Weinand was CEO and Chairman of the Board of Management of Bayer Pharma AG and member of the Management Board at Bayer AG. Prior to his work at Sanofi and Bayer, Mr. Weinand has held various positions in commercial, operational, and strategic areas of the pharmaceutical industry. These included responsibilities spanning various therapeutic areas and geographies for companies such as Pfizer, Bristol Myers Squibb, and Otsuka. Mr. Weinand earned an MS in Pharmacology and Toxicology from Long Island University, New York, and a BA in Biology from Concordia College, New York. Mr. Weinand is a former board member of the Pharmaceutical Research and Manufacturers of America (PhRMA), the European Federation of Pharmaceutical Industries & Associations (EFPIA), and the International Federation of Pharmaceutical Manufacturers (IFPMA), and served as a member of the Board of Directors of HealthPrize Technologies.
Dr. Nathan Bryson, Ph.D, Chief Science Officer
Dr. Bryson has 30 years of experience in pharmaceutical drug development. After receiving his Ph.D. in radiopharmaceutical chemistry (MIT, 1988) and successive post-doctoral studies in catalysis and polymers at the University Louis Pasteur (Strasbourg, France) and MIT, Dr. Bryson joined Flamel Technologies (now Avadel Pharma) as a founding scientist in 1990, eventually developing and leading teams in R&D, process development and commercialization. After expanding roles, as Vice President R&D at Bionisis (FR) and Matregen (Canada), Dr. Bryson transitioned to CSO roles at Cynapsus in 2005 (formerly, Cannasat) and to Acerus Pharmaceuticals Corporation in 2014. At Cynapsus, he led Chemistry-Manufacturing-Controls and early-stage development of Kinmobil (now approved in Canada and US), while at Acerus, he headed research, clinical development, medical and regulatory affairs, as well as production. Prior to his doctorate, Nathan received a B.Sc. (chemistry), conferred in 1984, from Auburn University.
Amardeep Manhas, Chief Technology Officer
Mr. Manhas is a seasoned business technology and operations executive with over 15 years of diverse experience in both public and startup companies. In 2014, Mr. Manhas joined cleantech startup LightWing Inc as VP Operations, where he oversaw the buildout of the operational organization and a proprietary technology platform for consumers and affiliate partners. LightWing was fully acquired by SunEdison LLC in 2015, and Mr. Manhas stayed on with SunEdison to oversee business operations and technology for its residential partner division. In 2016, Mr. Manhas joined Crius Energy as VP Operations, where he built a back-office technology and support organization to scale multi-channel growth for the solar business. Prior to 2014, Mr. Manhas worked at Just Energy Group Inc in a variety of operational and technology leadership roles. Mr. Manhas holds a Bachelor of Applied Science in Engineering Physics, conferred in 2004, from Queen’s University.

Ellen Lubman, Director
Ellen has served as Chief Business Officer of Werewolf Therapeutics, Inc. since August 2020. From October 2018 to July 2020, Ms. Lubman served as the Chief Business Officer at Impel NeuroPharma, Inc., a privately held biotechnology company focused on neurological diseases. Prior to Impel, she was the Vice President of External Science & Innovation at Forest Labs, from February 2014 until its acquisition by Actavis plc in July 2014, and served in the same role at Actavis through June 2018 during which time Actavis merged with and renamed itself Allergan plc. Prior to Allergan, Ms. Lubman held numerous executive and leadership roles at Kadmon Pharmaceuticals, Bristol Myers Squibb, Celtic Pharma Management, L.P., Robertson Stephens Investment Bank and Abbott Labs. She serves on the board of directors of GeneCentric Therapeutics as well as the Advisory Board of TMRW.org. Ms. Lubman also currently serves on the Scientific Advisory Board of the Daedalus Innovation Fund of Weill-Cornell and board of directors of Gilda’s Club of NYC and is the Southern California Chairwoman of Executive Women in BIO. Ms. Lubman earned her M.B.A. from Stanford Graduate School of Business with a focus on Global Management and her B.A. in Biology from Rutgers College.
Barry Fishman, Lead Director
Barry Fishman has almost 25 years of experience as an entrepreneurial business leader, most recently as CEO of VIVO Cannabis Inc. (TSX:VIVO). Prior to joining VIVO, Mr. Fishman served as CEO of international specialty pharmaceutical company Merus Labs (TSX:MSL, NASDAQ:MSLI), through its 2017 acquisition by Norgine M.V. He also previously served as CEO of Teva Canada, a major affiliate of the world’s largest generic drug-maker and began his pharmaceutical career at Eli Lilly Canada, where he served as Vice President of Marketing. Mr. Fishman has also recently served as an independent director on a number of high-profile boards, including Aurora Cannabis Inc. (NYSE, TSX: ACB) and Canopy Growth Corporation (TSX:WEED, NASDAQ:CGC). Mr. Fishman graduated from McGill University with a concentration in finance and went on to become a CPA while working for Deloitte in Southern California.
Dr. Ben Medrano, Senior Vice President, Medical Director, USA, Field Trip Health USA Inc.
Dr. Medrano is a board-certified psychiatrist who completed his undergraduate education at Naropa University and the University of Colorado at Denver. He attended medical school at the University of Colorado School of Medicine, followed by a residency at Mount Sinai Beth Israel in New York City. His clinical practice is influenced by a lifelong interest in eastern psychology and complementary alternative medicine. These interests are further enhanced by his current fellowship at the Integrative Psychiatry Institute sponsored by the University of Colorado School of Medicine.
Cease Trade Orders, Bankruptcies, Penalties or Sanctions
Corporate Cease Trade Orders
To the best of management’s knowledge, no director or executive officer of the Company is, or within the ten years before the date of this AIF has been, a director, chief executive officer or chief financial officer of any company that:
(a)
was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)
was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Bankruptcies
To the best of management’s knowledge, no director or executive officer of the Company has: (i) within ten years before the date of this AIF, been a director or officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or (ii) within ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver manager or trustee appointed to hold the assets of the director or executive officer.
Penalties and Sanctions
To the best of management’s knowledge, no director or executive officer of the Company has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a director or executive officer.
Conflicts of Interest
The Company may from time to time become involved in transactions which conflict with the interests of the directors and the officers of the Company or the interest of these persons could conflict with those of the Company. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interest of the Company.

PROMOTERS
In relation of the January BD Offering, the Ontario Securities Commission was of the view that Mr. del Moral, was a promoter of the Company within the meaning of applicable securities laws in Canada, as Mr. del Moral is one of five co-founders of the Company, is the Chief Executive Officer and a director of the Company, and then owned over 10% of the Common Shares directly or indirectly. Pursuant to Section 58(5) of the Securities Act (Ontario), the Director (as defined in the Securities Act (Ontario)) consented to Mr. del Moral not signing a Certificate of Promoter for the prospectus filed in connection with the January BD Offering. Neither the Company nor Mr. del Moral agree or admit that Mr. del Moral was a promoter of the Company.
In relation of the March BD Offering, the Ontario Securities Commission was no longer of the view that Mr. del Moral, was a promoter of the Company within the meaning of applicable securities laws in Canada, as Mr. del Moral, following closing, held less than 10% of the Common Shares directly or indirectly.
Other than the foregoing, no person or company has been within the two years immediately preceding the date of this AIF, a promoter of the Company.
LEGAL PROCEEDINGS AND REGULATORY ACTIONS
To the Company’s knowledge, there are no legal proceedings or regulatory actions material to the Company to which it is a party, or has been a party to, or of which any of its property is or was the subject matter, and no such proceedings or actions are known by the Company to be contemplated.
There have been no penalties or sanctions imposed against the Company by a court or regulatory authority, and the Company has not entered into any settlement agreements before any court relating to provincial or territorial securities legislation or with any securities regulatory authority, in the three years prior to the date of this AIF.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
Other than as disclosed below and elsewhere in this AIF no director, executive officer or unitholder or shareholder that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the voting securities of the Company, or any of their respective Associates or affiliates, has any material interest, direct or indirect, in any transaction within the three years before the date of this AIF which has materially affected or is reasonably expected to materially affect the Company or a subsidiary of the Company.
AUDITOR, TRANSFER AGENT AND REGISTRAR
Computershare Trust Company of Canada, at its Calgary, Alberta office acts as the Company’s transfer agent and registrar and MNP LLP, at its Waterloo, Ontario office acts as the Company’s auditor.
MATERIAL CONTRACTS
Material contracts of the Company, other than contracts entered into in the ordinary course of business, that were entered into within the two years before the date of this AIF are the:
(a)
Amalgamation Agreement;

(b)
Agency Agreement;

(c)
Escrow Agreement;

(d)
Research Agreement;

(e)
January Underwriting Agreement

(f)
Warrant Indenture;

(g)
March Underwriting Agreement; and

(h)
Listing Agreement between the Company and OTC Markets.

The Company’s material contracts described above are filed under the Company’s profile on SEDAR at www.sedar.com.
AUDIT COMMITTEE INFORMATION
From the date of the Company’s public listing until its listing on the TSX on June 7, 2021, the Company was a “venture issuer” as defined in National Instrument 52-110 — Audit Committees (“NI 52-110”) and was therefore exempt from compliance with part 3 (Composition of the Audit Committee) and part 5 (Reporting Obligations) of NI 52-110 for such period. Other than the foregoing, the Company has not relied on any of the exemptions set out in NI 52-110 during the most recently completed fiscal year.
INTERESTS OF EXPERTS
No person or corporation whose profession or business gives authority to a statement made by the person or corporation and who is named as having prepared or certified a part of this AIF or as having prepared or certified a report or valuation described or included in this AIF holds any beneficial interest, direct or indirect, in any securities or property of the Company or of an Associate or affiliate of the Company and no such person is expected to be elected, appointed or employed as a director, senior officer or employee of the Company or of an Associate or affiliate of the Company and no such person is a promoter of the Company or an Associate or affiliate of the Company. MNP LLP is independent of the Company in accordance with the rules of professional conduct of the Institute of Chartered Professional Accountants of Ontario.
ADDITIONAL INFORMATION
Additional information relating to the Company can be found under the Company’s profile on SEDAR at www.sedar.com.
Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans is contained in the Company’s Listing Statement, as filed on SEDAR October 5, 2020.
Additional financial information of the Company is provided in the Company’s financial statements and MD&A for the most recently completed fiscal year.